Exhibit 99.1
Execution Version

AMENDED AND RESTATED CREDIT AGREEMENT
BAYTEX ENERGY LIMITED PARTNERSHIP,
as Borrower
- and -
THE BANK OF NOVA SCOTIA,
as Administrative Agent
- and -
THOSE BANKS AND FINANCIAL INSTITUTIONS WHICH ARE OR HEREAFTER
BECOME LENDERS UNDER THIS AGREEMENT,
as Lenders
- with -
THE BANK OF NOVA SCOTIA,
as Sole Lead Arranger
- with -
THE BANK OF NOVA SCOTIA and RBC CAPITAL MARKETS,
as Joint Bookrunners

DATED AS OF AUGUST 22, 2018

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TABLE OF CONTENTS
ARTICLE 1 DEFINITIONS3
1.1Definitions    3
1.2Interpretation and Headings    27
1.3Governing Law    27
1.4Accounting Terms; IFRS; Changes in IFRS    28
1.5Currency and Time References    29
1.6Severability    29
1.7Time of the Essence    29
1.8Knowledge    29
1.9Rules of Interpretation    29
1.10Rounding    30
1.11Schedules    30
ARTICLE 2 TERM FACILITY30
2.1Term Facility    30
2.2Purpose of the Facility    31
2.3Rollovers and Conversions - Notices and Limitations    31
2.4Loans – General; Evidence of Indebtedness    33
2.5Loans; Inter-Lender Arrangements    33
ARTICLE 3 INTEREST AND FEES33
3.1Interest on Prime Loans    33
3.2Interest on U.S. Base Rate Advances    33
3.3Interest on LIBOR Advances    34
3.4Payment of BA Stamping Fees    34
3.5Allocation of Repayments    34
3.6Agency and other Fees    34
3.7Interest on Overdue Amounts    34
3.8General Interest Provisions    35
ARTICLE 4 BANKERS' ACCEPTANCES36
4.1Form of Bankers' Acceptances    36
4.2Purchase of Bankers' Acceptances    36
4.3Depository Bills and Notes Act    37
4.4Terms of Acceptance by Lenders    37
4.5Co-ordination of BA Issues and BA Equivalent Advance    38
4.6Mechanics of Issuance    39
4.7BA Equivalent Advances    40
4.8Borrower Acknowledgements    40
ARTICLE 5 [INTENTIONALLY DELETED]41
ARTICLE 6 PAYMENTS41
6.1Repayment and Mandatory Prepayment of Loans    41
6.2Payments - General    41
6.3Voluntary Prepayments    42
6.4Distribution Among the Lenders    42
6.5Application of Payments After Default    43
6.6Early Termination of LIBOR Periods    43
6.7Early Termination of Bankers' Acceptances    43

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ARTICLE 7 SECURITY43
7.1Security    43
7.2Continuing Guarantees and Security    43
7.3Sharing Security    43
7.4Exclusivity of Remedies    43
7.5Form of Security    43
7.6After-Acquired Property of the Borrower and Material Subsidiaries    43
7.7Property of General Partner Secured by the Security executed and delivered by the General Partner    45
7.8Undertaking to Grant Additional Fixed Charge Security    45
7.9Registration of Security    46
7.10Discharge of Security    46
7.11PPSA Waiver    46
7.12Designation of Material and Unrestricted Subsidiaries    46
ARTICLE 8 REPRESENTATIONS AND WARRANTIES47
8.1Representations and Warranties    47
8.2Nature and Survival of Representations and Warranties    50
ARTICLE 9 COVENANTS51
9.1Positive Covenants    51
9.2Negative Covenants    56
9.3Anti-Money Laundering and Anti-Terrorism Legislation    58
ARTICLE 10 CONDITIONS PRECEDENT65
10.1Conditions Precedent to Effectiveness    65
10.2Waiver of Conditions Precedent    60
10.3Form and Substance of Loan Documents    60
ARTICLE 11 EVENTS OF DEFAULT60
11.1Events of Default    60
11.2Acceleration, Demand and Termination of Rights    63
11.3Payment of Bankers' Acceptances    63
11.4Remedies    63
11.5Waivers    63
11.6Saving    63
11.7Perform Obligations    64
11.8Third Parties    64
11.9Remedies Cumulative    64
11.10Notices of Events of Default    64
11.11Set-Off or Compensation    64
ARTICLE 12 CHANGE OF CIRCUMSTANCES64
12.1Increased Costs    64
12.2Illegality    66
12.3Market Disruption - BA Issues    66
12.4Market Disruption - LIBOR Advances    66
12.5Replacement Lender    65
ARTICLE 13 COSTS, EXPENSES AND INDEMNIFICATION65
13.1Costs and Expenses    65
13.2General Indemnity    68
13.3Environmental Indemnity    69
13.4Currency Indemnity    69

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ARTICLE 14 AGENCY AND ADMINISTRATION PROVISIONS69
14.1Authorization and Action    69
14.2Procedure for Making Advances    71
14.3Disclaimer of Agent    71
14.4Defaulting Lenders    72
14.5Remittance of Payments    73
14.6Redistribution of Payment    73
14.7Duties and Obligations    74
14.8Prompt Notice to Lenders    75
14.9Agent's and Lenders' Authorities    75
14.10Lender Credit Decision    75
14.11Indemnification of Agent    76
14.12Successor Agent    76
14.13Taking and Enforcement of Remedies    76
14.14Reliance Upon Agent    77
14.15No Liability of Agent    77
14.16Article for Benefit of Agent and Lenders    77
14.17Gross Negligence and Wilful Misconduct    78
ARTICLE 15 ASSIGNMENT78
15.1Assignment Prior to Default    78
15.2Assignment After Event of Default    78
15.3No Assignment by Borrower    78
15.4Participation    78
15.5Departing Lenders    79
ARTICLE 16 GENERAL PROVISIONS    80
16.1Previous Advances and Reallocation of Outstanding Principal under the Prior Credit Agreement    80
16.2Exchange and Confidentiality of Information    81
16.3Telephone Instructions    82
16.4Electronic Instructions    82
16.5Further Assurances    82
16.6Conflicting Provisions    82
16.7Notice    82
16.8Platform    83
16.9Non-Performance of Covenants    84
16.10Current Accounts    84
16.11Entire Agreement    84
16.12Time of Essence    84
16.13Counterparts; Facsimile, Electronic Execution    84
16.14Acknowledgement and Consent to Bail-In of EEA Financial Institutions    84
16.15Amendment and Restatement    85

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THIS AMENDED AND RESTATED CREDIT AGREEMENT is made as of August 22, 2018.
AMONG:
BAYTEX ENERGY LIMITED PARTNERSHIP,
as Borrower
- and-
THOSE BANKS AND FINANCIAL INSTITUTIONS WHICH ARE OR HEREAFTER BECOME LENDERS UNDER THIS AGREEMENT,
as Lenders
- and -
THE BANK OF NOVA SCOTIA,
as Administrative Agent
- with -
THE BANK OF NOVA SCOTIA,
as Lead Arranger and Sole Bookrunner
WHEREAS the Borrower (as successor in interest to Raging River Exploration Inc. pursuant to the master assignment agreement (the "Master Assignment Agreement") made as of the date hereof between, inter alios, Raging River Exploration Inc. and Baytex Energy Limited Partnership), as borrower, National Bank of Canada and certain other banks and financial institutions, as lenders (the "Prior Lenders"), and National Bank of Canada, in its capacity as administrative agent for the Prior Lenders (in such capacity, the "Prior Agent") are parties to the amended and restated credit agreement dated as of November 8, 2017 (as further amended, restated, supplemented or otherwise modified to the date hereof, the "Prior Credit Agreement"), pursuant to which the Prior Lenders made certain credit facilities available to the Borrower (as successor in interest to Raging River Exploration Inc. pursuant to the Master Assignment Agreement), on and subject to the terms and conditions set out therein;
AND WHEREAS the Prior Lenders have assigned all of their respective rights to the Facilities (as defined in the Prior Credit Agreement) to the Lenders;
AND WHEREAS the Prior Agent has assigned to the Administrative Agent, and the Administrative Agent has assumed, all of the Prior Agent's rights and obligations under the Prior Credit Agreement and the other Loan Documents (as defined in the Prior Credit Agreement);
AND WHEREAS the Borrower, as successor in interest to Raging River Exploration Inc., has assumed all of the debts, liabilities and obligations of Raging River Exploration Inc. as the borrower under the Prior Credit Agreement and the other Loan Documents (as defined in the Prior Credit Agreement) pursuant to the Master Assignment Agreement;
AND WHEREAS the Borrower, the Lenders and the Administrative Agent wish to enter into this Agreement in order to amend and restate the Prior Credit Agreement, on and subject to the terms and conditions of this Agreement for the purposes set forth herein;
AND WHEREAS the Lenders wish the Administrative Agent to act on their behalf with regard to certain matters associated with the Facility and this Agreement.

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NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which is hereby conclusively acknowledged by each of the parties hereto, the parties hereto covenant and agree as follows:

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Article 1
DEFINITIONS
1.1    Definitions
In this Agreement, including the recitals hereto, unless something in the subject matter or context is inconsistent therewith:
"Acceleration Notice" has the meaning ascribed thereto in Section 11.2;
"Accounting Change" has the meaning ascribed thereto in Section 1.4;
"Accounting Change Notice" has the meaning ascribed thereto in Section 1.4;
"Acquisition" means, at any time, an acquisition (including an acquisition which comprises of a number of transactions) by any Loan Party of Voting Shares in any Person or of any property, assets and undertaking of any Person;
"Administrative Agent" or "Agent" means The Bank of Nova Scotia in its capacity as Administrative Agent for the Lenders, or any Successor Agent appointed under Section 14.12;
"Advance" means the extension of credit hereunder by the Lenders to the Borrower by way of the making of a Prime Loan, a U.S. Base Rate Advance, a BA Equivalent Advance, the acceptance of Bankers' Acceptances as part of a BA Issue or a LIBOR Advance, as applicable, and shall include each Rollover or Conversion thereof;
"Affiliate" means, with respect to any Person, each other Person that directly or indirectly (through one or more intermediaries or otherwise) controls, is controlled by, or is under common control with, such Person; and a Person shall be deemed to be "controlled by" any other Person if such other Person possesses, directly or indirectly, (a) the power to vote more than 50% of the securities (on a fully-diluted basis) having ordinary voting power for the election of directors or managing general partners, or (b) the power to direct or cause the direction of the management and policies of such Person, whether by contract or otherwise;
"Agent's Accounts" means the following accounts maintained by the Agent at the Agent's Designated Branch to which payments and transfers under this Agreement are to be effected, which accounts shall be as the Agent may at any time and from time to time advise the Borrower and the Lenders in writing:
For Canadian Dollars:

The Bank of Nova Scotia Global Wholesale Services
720 King St. West, 2nd Floor
Toronto, Ontario M5V 2T3
SWIFT: [REDACTED]
Account Number: [REDACTED]
Ref: Baytex Energy Limited Partnership
For US Dollars:

The Bank of Nova Scotia, New York Agency
250 Vesey Street
New York, NY 10281

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Beneficiary:	The Bank of Nova Scotia, GWS Loan Administration and Agency Services
720 King St. West, 2nd Floor
Toronto, Ontario M5V 2T3

SWIFT: [REDACTED]
ABA No.: [REDACTED]
Account Number: [REDACTED]
Ref: Baytex Energy Limited Partnership
"Agent's Designated Branch" means the office of the Agent located at The Bank of Nova Scotia, GWO - Loan Operations, 720 King Street West, 2nd Floor, Toronto, Ontario, M5V 2T3 or such other office or branch of the Agent as it may at any time and from time to time advise the Borrower and the Lenders in writing;
"Agent Parties" has the meaning ascribed to it in Section 16.8(b);
"Agreement" or "Credit Agreement" means this Credit Agreement as the same from time to time may be further amended, supplemented, restated or otherwise modified in accordance with the provisions hereof;
"AML Legislation" means all Laws concerning or relating to money laundering or terrorist financing and any similar Laws currently in force or hereafter enacted (and including any regulations, rules, guidelines or orders thereunder) and, in any case, which are applicable to any Loan Party, the Agent, any Lender or Affiliate thereof, and other "know your client" Laws, including the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the United Nations Act (Canada), the Criminal Code (Canada), the Bank Secrecy Act, 31 U.S.C. sections 5301 et seq., the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, Pub. L. 107-56 (a/k/a the USA Patriot Act), Laundering of Monetary Instruments, 18 U.S.C. section 1956, Engaging in Monetary Transactions in Property Derived from Specified Unlawful Activity, 18 U.S.C. section 1957, the Financial Recordkeeping and Reporting of Currency and Foreign Transactions Regulations, 31 C.F.R. Chapter X (Parts 1000 et. seq.), the UK Bribery Act and the FCPA;
"Applicable Pricing Margin" means, in respect of any Loan, the percentage rate per annum (based on: (a) a 365 day period for Prime Loans and U.S. Base Rate Advances bearing interest at the rate announced from time to time by the Agent in accordance with paragraph (a) of the definition of "U.S. Base Rate Advance"; (b) a 360 day period for LIBOR Advances and U.S. Base Rate Advances bearing interest at the Federal Funds Rate plus 50 bps in accordance with paragraph (b) of the definition of "U.S. Base Rate Advance"; or (c) a 365 day period in the case of BA Stamping Fees) set forth opposite the applicable Senior Secured Debt to EBITDA Ratio as set out in Schedule B hereto, provided that after an Event of Default occurs and continues for 30 days (each an "Effective Increase Date"), each of the Applicable Pricing Margins shall, to the extent permitted by law, increase by 2.00% per annum until such Event of Default has been remedied; and with respect to BA Issues, such increase will on the Effective Increase Date apply proportionately to such Bankers' Acceptances outstanding on the basis of the number of days remaining in the term to maturity of each such Bankers' Acceptance. The Borrower will pay to the Agent, for the benefit of the Lenders, any resulting increase in BA Stamping Fees in arrears on the maturity or expiry of the relevant Bankers' Acceptances;
"Assignment Agreement" means an assignment agreement substantially in the form of Schedule G, with such modifications thereto as may be required from time to time by the Agent, acting reasonably;
"ATB" means ATB Financial and its successors and permitted assigns;
"BA Discount Proceeds" means, in respect of any Bankers' Acceptance, the amount obtained by multiplying (a) the aggregate Face Amount of such Bankers' Acceptance by (b) the amount (rounded up or down to the fifth decimal place with .000005 being rounded up) determined by dividing one by the sum of one plus the

31375638.9

product of (i) the BA Discount Rate, and (ii) a fraction, the numerator of which is the number of days in the BA Period of such Bankers' Acceptance and the denominator of which is 365;
"BA Discount Rate" means:
(a)    with respect to an issue of Bankers' Acceptances accepted by a Schedule I Lender, the CDOR Rate,
(b)    with respect to an issue of Bankers' Acceptances accepted by a Schedule II Lender or a Schedule III Lender, the lesser of: (i) the rate set out in clause (a) immediately above plus one-tenth of one percent (0.10%) per annum; and (ii) such Lender's quoted discount rate; provided that if such Lender (as at approximately 10:00 a.m. (Toronto time) on such day) does not furnish a timely quotation, the Agent shall determine the relevant discount rate on the basis of the CDOR Rate only, which determination by the Agent shall be conclusive and binding, absent manifest error, and
(c)    with respect to a BA Equivalent Advance:
(i)    made by a Schedule I Lender, ATB or Export Development Canada, the CDOR Rate; and
(ii)    made by a Schedule II or III Lender, the rate determined in accordance with subparagraph (b) of this definition; and
(iii)    made by any other Lender, the CDOR Rate plus 0.10% per annum;
"BA Equivalent Advance" means an Advance made in Cdn. Dollars by a Non-BA Lender as part of a BA Issue and which may be evidenced by a Discount Note;
"BA Fee" means the amount calculated by multiplying the Face Amount of a Bankers' Acceptance by the applicable BA Rate, and then multiplying the result by a fraction, the numerator of which is the number of days to elapse from and including the date of acceptance of such Bankers' Acceptance by a BA Lender up to but excluding the maturity date of such Bankers' Acceptance, and the denominator of which is 365;
"BA Issue" means a Conversion or Rollover into Cdn. Dollars made available by way of Bankers' Acceptances and BA Equivalent Advances;
"BA Lender" means a Lender that issues Bankers' Acceptances hereunder;
"BA Period" means, in relation to a BA Issue, the term to maturity selected by the Borrower, commencing on the date that the relevant Bankers' Acceptances are issued in connection with such BA Issue; provided that:
(a)    each BA Period shall have a term of approximately one, two, three or six months (or such shorter or longer period as may be agreed to by the Lenders) and shall be subject to the availability of a market for bankers' acceptances of such term;
(b)    in the case of a Rollover, the last day of each BA Period shall be also the first day of the next BA Period;
(c)    the last day of each BA Period shall be a Banking Day, and if the last day of a BA Period selected by the Borrower is not a Banking Day the Borrower shall be deemed to have selected a BA Period the last day of which is the Banking Day next following the last day of the BA Period selected; and
(d)    the last day of all BA Periods for all BA Issues shall be on or prior to the Maturity Date;

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"BA Rate" means, from time to time in respect of an acceptance of a Bankers' Acceptance or a BA Equivalent Advance, the applicable percentage rate per annum indicated beside the reference to "BA Rate" in the table to the definition of "Applicable Pricing Margin";
"BA Stamping Fee" means the fee charged by the Lenders for endorsing a Bankers' Acceptance under Section 3.4;
"Bail-In Action" means the exercise of any Write-Down and Conversion Powers by the applicable EEA Resolution Authority in respect of any liability of an EEA Financial Institution;
"Bail-In Legislation" means, with respect to any EEA Member Country implementing Article 55 of Directive 2014/59/EU of the European Parliament and of the Council of the European Union, the implementing law for such EEA Member Country from time to time which is described in the EU Bail-In Legislation Schedule;
"Bankers' Acceptance" or "BA" means a non-interest bearing draft drawn by the Borrower in Cdn. Dollars, accepted by a Lender and issued for value pursuant to this Agreement and includes a depository bill under the DBNA and a bill of exchange under the Bills of Exchange Act (Canada);
"Banking Day" means a day on which banks are open for business in Calgary (Alberta), Toronto (Ontario) and, in respect of LIBOR Advances and U.S. Base Rate Advances, New York (New York), but does not, in any event, include a Saturday or a Sunday and, if such term is considered in the context of a LIBOR Advance or determination of the LIBOR Rate, a day on which banking institutions are also open for business in London, England;
"Basis Points" or "bps" means one one-hundredth of one percent;
"Baytex Luxco Finco" means BTE Finance S.à r.l.;
"Baytex LuxCos" means, collectively, all Subsidiaries of BEC incorporated or otherwise subsisting under the laws of the Luxembourg (which, for certainty, as of the date hereof, the Baytex Luxcos are Baytex Luxco Parent and Baytex Luxco Finco);
"Baytex Luxco Parent" means BTE Holdings S.à r.l.;
"BEC" means Baytex Energy Corp., an Affiliate of the Borrower, and its successors;
"BEC Credit Agreement" means the amended and restated credit agreement made as of June 4, 2014 and amended and restated as of March 31, 2016 between BEC and Baytex Energy USA, Inc., as borrowers, the lenders party thereto from time to time, and The Bank of Nova Scotia, in its capacity as administrative agent for such lenders, as the same may be further amended, restated, supplemented or otherwise modified from time to time;
"BEC Financials" has the meaning ascribed to it in Schedule B;
"Borrower" means Baytex Energy Limited Partnership, a limited partnership subsisting under the laws of Alberta;
"Borrower's Accounts" means the accounts of the Borrower maintained at the Agent's Designated Branch or such other branch or office in Canada as the Borrower may from time to time designate with the concurrence of the Agent;
"Borrower's Counsel" means Burnet, Duckworth & Palmer LLP or any other barrister or solicitor or firm of barristers and solicitors or other lawyers in an appropriate jurisdiction retained by the Borrower or employed by the Borrower and acceptable to the Agent, acting reasonably;

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"Canadian Dollars", "Cdn. Dollars" and "Cdn. $" mean lawful money of Canada for the payment of public and private debts;
"Cash Collateral Account" means an account with the Agent or such institution as may be designated by the Agent from which neither the Borrower nor any Subsidiaries thereof have any withdrawal rights or privileges, and which account and all funds credited thereto and interest thereon shall be subject to a first fixed security interest in favor of the Agent on behalf of the Lenders;
"CDOR Rate" means, on any day:
(a)    for Bankers' Acceptances which have a term to maturity of 1, 2, 3 or 6 months, the annual rate of interest determined by the Agent which is equal to the average of the yield rates per annum applicable to Cdn. Dollar bankers' acceptances having identical issue and comparable maturity dates as the Bankers' Acceptances proposed to be issued by the Borrower, displayed and identified as such on the Reuters Screen Page CDOR at approximately 10:00 a.m. (Toronto time) on such day, or if such day is not a Banking Day, then on the immediately preceding Banking Day (as adjusted by the Agent after 10:00 a.m. (Toronto time) to reflect any error in a posted rate of interest or in the posted average annual rate of interest); provided that if such rates do not appear on such Reuters Screen Page CDOR, then the "CDOR Rate" shall be the discount rate applicable to Cdn. Dollar bankers' acceptances having identical issue and comparable maturity dates and in a comparable amount to the Bankers' Acceptances proposed to be issued by the Borrower quoted by the Agent as of 8:00 a.m. (Calgary time) on such day for the purchase of bankers' acceptances accepted by the Agent, or if such day is not a Banking Day, then on the immediately preceding Banking Day;
(b)    for Bankers' Acceptances which do not have a term to maturity of 1, 2, 3 or 6 months, the discount rate applicable to Cdn. Dollar bankers' acceptances having identical issue and comparable maturity dates and in a comparable amount to the Bankers' Acceptance proposed to be issued by the Borrower quoted by the Agent as of 10:00 a.m. (Toronto time) on such day for bankers acceptances accepted by the Agent, or if such day is not a Banking Day, then on the immediately preceding Banking Day; and
(c)    notwithstanding the foregoing, if the CDOR Rate is determined to be less than zero, the CDOR Rate shall be deemed to be zero;
"CEO" means an individual acting as the chief executive officer of the Borrower or General Partner, as applicable, or acting in any similar capacity;
"CFO" means an individual acting as the chief financial officer of the Borrower or General Partner, as applicable, or acting in any similar capacity;
"Change of Control" means the occurrence of any of the following events:
(a)    BEC ceases to own, control or direct, directly or indirectly, 100% of the Voting Shares of each Loan Party; or
(b)    the Borrower ceases to own, control or direct, directly or indirectly, 100% of the Voting Shares of a Material Subsidiary;
"CICA" means the Chartered Professional Accountants of Canada;
"Collateral" means all of the present and future property, assets and undertaking of the Borrower and the Material Subsidiaries and, subject to Section 7.7 hereof, all of the present and future property, assets and undertaking of the General Partner ;
"Commitment" or "Commitments" means, in relation to a Lender, from time to time, the aggregate amount of Canadian Dollars (or the Equivalent Amount thereof) that such Lender has agreed to make available to

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the Borrower under the Facility as set out in Schedule A attached hereto (which shall be amended and distributed to all parties by the Agent from time to time as other Persons become Lenders or the Commitments of current or future Lenders are hereafter assigned, modified, cancelled, reduced or otherwise changed pursuant to the provisions of this Agreement or an Assignment Agreement);
"Communications" has the meaning ascribed to it in Section 16.8(b);
"Compliance Certificate" means an Officer's Certificate in substantially the form attached as Schedule C;
"Constating Documents" means, with respect to a corporation, its articles of incorporation, amalgamation or continuance, unanimous shareholders' agreement or other similar document and its by-laws, and with respect to any other Person which is an artificial body, the organization and governance documents of such Person (including, as applicable, its partnership or limited partnership agreement), all as amended from time to time;
"Contributing Lender" has the meaning ascribed thereto in Section 14.4(b);
"Conversion" means a conversion or deemed conversion of a Loan under the Facility into another type of Loan under the Facility pursuant to the provisions hereof; provided that subject to Section 2.3 and Article 4 with respect to Bankers' Acceptances, the conversion of a Loan denominated in one currency to a Loan denominated into another currency shall be effected by repayment of the Loan or portion thereof being converted in the currency in which it was denominated and re-advance to the Borrower of the Loan into which such conversion was made;
"Conversion Date" means the date on which a Conversion occurs;
"Convertible Debenture" means any convertible, unsecured subordinated debenture or note created, issued or assumed by a Loan Party which have all of the following characteristics:
(a)    such note or debenture is unsecured;
(b)    an initial maturity or due date in respect of repayment of principal extending beyond the Maturity Date in effect at the time such debentures or notes are created, issued or assumed;
(c)    such debenture or note is redeemable at the option of the applicable Loan Party on or before maturity;
(d)    at the time of creation, issuance or assumption of such note or debenture, (i) no Default or Event of Default has occurred and is continuing or will result therefrom and (ii) all representations and warranties of the Loan Parties (or any of them) hereunder or any other Loan Document are true and accurate in all material respects as at such time;
(e)    no scheduled or mandatory payment or repurchase of principal thereunder prior to the Maturity Date in effect at the time such debenture or note is created, issued or assumed;
(f)    upon and during the continuance of a Default, an Event of Default or acceleration of the time for repayment of any Loan Indebtedness which has not been rescinded, (i) all amounts payable in respect of principal, premium (if any) or interest under such debentures or notes are subordinate and junior in right of payment to all such Loan Indebtedness and (ii) no enforcement steps or enforcement proceedings may be commenced in respect of such debenture or note;
(g)    upon distribution of the assets of the Borrower on any dissolution, winding up, total liquidation or reorganization of the Borrower (whether in bankruptcy, insolvency or receivership proceedings or upon an assignment for the benefit of creditors or any other marshalling of the assets and liabilities of such person,

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or otherwise), all Loan Indebtedness shall first be paid in full, or provisions made for such payment, before any payment is made on account of principal, premium (if any) or interest payable in regard to such debenture or note;
(h)    the occurrence of a Default or Event of Default hereunder or the acceleration of the time for repayment of any Loan Indebtedness or enforcement of the rights and remedies of the Agent and the Lenders hereunder or under any other Loan Document shall not in and of themselves:
(i)    cause a default or event of default (with the passage of time or otherwise) under such debenture or note or the indenture governing the same; or
(ii)    cause or permit the obligations under such debenture or note to be due and payable prior to the stated maturity thereof;
(i)    payments of interest or principal due and payable under such debenture or note can be satisfied, at the option of the applicable Loan Party by delivering common Shares in accordance with the indenture or agreement governing such debenture or note (whether such Voting Shares are received by the holder of such debenture or note as payment or are sold by a trustee or representative under such indenture or agreement to provide cash for payment to the holder of such debenture or note); and
(j)    the holder thereof shall have entered into a subordination agreement or acknowledgement of subordination acceptable to the Agent, acting reasonably, in favour of the Agent and the Lenders confirming the subordination provisions thereof and hereof;
"Credit Card Obligations" means all obligations of the Borrower under credit card facilities established by National Bank of Canada in favour of the Borrower;
"DBNA" means the Depository Bills and Notes Act (Canada) as may be amended or replaced from time to time;
"Debenture" means floating charge debentures granted or to be granted by a Loan Party to the Agent under Section 7.1 acceptable in form and substance to the Agent and its legal counsel, as amended, modified, supplemented, restated or replaced from time to time;
"Debt" means, at any date of determination, all obligations, liabilities and indebtedness of the Borrower, the General Partner (for and on behalf of the Borrower) and any Material Subsidiaries, on a consolidated basis, which would, in accordance with IFRS, be classified upon a consolidated statement of financial position of the Borrower as liabilities, without limiting the generality of the foregoing, whether or not so classified, shall include (without duplication):
(a)    indebtedness of the Borrower for borrowed money;
(b)    obligations of the Borrower arising pursuant to bankers' acceptance facilities or letters of credit and letters of guarantee supporting obligations which would otherwise constitute Debt within the meaning of this definition or indemnities issued in connection therewith;
(c)    obligations of the Borrower evidenced by a bond, note, debenture or similar instrument;
(d)    obligations of the Borrower under guarantees, indemnities, assurances, legally binding comfort letters or other contingent obligations relating to the indebtedness or other obligations of any other Person which would otherwise constitute Debt within the meaning of this definition and all other obligations incurred for the purpose of or having the effect of providing Financial Assistance to another Person in respect of such indebtedness or such other Debt obligations, including endorsements of bills of exchange (other than for collection or deposit in the ordinary course of business);

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(e)    all outstanding obligations secured by a Lien on any property of the Borrower or any of its Subsidiaries, whether or not assumed by them;
(f)    all indebtedness of the Borrower representing the deferred purchase price of any property and under prepaid contracts, in each case in excess of ninety (90) days;
(g)    all obligations of the Borrower created or arising under any conditional sales agreement or other title retention agreement;
(h)    all deferred revenues relating to third party obligations;
(i)    the redemption amount of any capital where the holder of such capital has the option to require the redemption by the Borrower or any Subsidiary of the Borrower of such capital for cash or property and payment of the redemption amounts prior to the Maturity Date;
(j)    all realized losses under any Hedge Agreement that are due and owing by the Borrower or any Subsidiary;
(k)    all Finance Lease Obligations of the Borrower and its Subsidiaries;
(l)    all obligations of the Borrower and its Subsidiaries under Sale and Lease-Back Transactions in excess of 90 days; and
(m)    all obligations of the Borrower and its Subsidiaries under Production Payment Transactions, but excluding for greater certainty, deferred Taxes, trade accounts payable, operating lease obligations, asset retirement obligations, accrued liabilities that are current liabilities incurred in the ordinary course of business, unrealized obligations or liabilities under any Hedge Agreement;
"Default" means any event or condition which, with the giving of notice, lapse of time or upon a declaration or determination being made (or any combination thereof), would constitute an Event of Default;
"Defaulting Lender" means any Lender or, in the case of paragraph (d) below, a Lender's parent (being any person that directly or indirectly controls a Lender where "control" has the same meaning as in the definition of Affiliate):
(a)    that is a Non-Paying Lender;
(b)    that has failed to fund any payment or its portion of an Advance required to be made by it hereunder;
(c)    that has notified the Borrower (verbally or in writing) that it does not intend to or is unable to comply with any of its funding obligations under this Agreement or has made a public statement to that effect or to the effect that it does not intend to or is unable to fund advances generally under credit arrangements to which it is a party;
(d)    that has failed, within three (3) Banking Days after request by the Borrower, to confirm that it will comply with the terms of this Agreement relating to its obligations to fund any Advance;
(e)    that becomes insolvent, has been deemed insolvent by a court of competent jurisdiction, or becomes the subject of bankruptcy or insolvency proceeding or a Bail-In Action; or
(f)    that is generally in default of its obligations under other existing credit or loan documentation under which it has commitments to extend credit;

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"Departing Lenders" has the meaning ascribed thereto in Section 15.5;
"Deposit Instrument" means a pledge of a Debenture by a Loan Party, in form and substance acceptable to the Administrative Agent and its legal counsel, as amended, modified, supplemented, restated or replaced from time to time;
"Designated Lending Branch" means, in relation to a Lender, the branch or office designated from time to time in writing to the Agent by such Lender as the branch or office from which such Lender funds its Pro Rata Share of the Loans and to which the Agent is to forward payments by the Borrower hereunder, the initial branch or office being as set forth opposite such Lender's name on the signature pages hereof;
"Discount Note" means a non-interest bearing promissory note of the Borrower, denominated in Cdn. Dollars, issued by the Borrower to a Non-BA Lender as part of a BA Issue substantially in the form attached as Schedule H or such other form as may be agreed to by the Agent, the Borrower and such Non-BA Lender;
"Distribution" means, without duplication:
(a)    any declaration or payment of dividends, royalties, distributions, fees or management fees (other than fees or management fees payable in the ordinary course of business) of any kind directly or indirectly to any holder of Shares of any Person (other than another Loan Party) otherwise having the right or ability directly or indirectly to vote for the election of directors of a corporation or the management or operation of a partnership or other Person;
(b)    any repurchase, retraction, redemption or other retirement of Shares (other than by another Loan Party);
(c)    any repayment by any Loan Party of any amount of principal, interest or other amounts in respect of any Debt owed to any Person other than a Loan Party or a Lender other than Permitted Debt;
(d)    any loan or advance that is made by a Person to or in favour of a holder of Shares in such Person or to or in favour of an Affiliate of such holder, unless by one Loan Party to or in favour of another Loan Party; or
(e)    the transfer by a Person of any of its property, assets or undertakings for consideration of less than fair market value thereof, to any Person, unless by one Loan Party to another Loan Party;
"Drawdown" means any Advance which results in an increase in the Outstanding Principal;
"EEA Financial Institution" means (a) any credit institution or investment firm established in any EEA Member Country which is subject to the supervision of an EEA Resolution Authority, (b) any entity established in an EEA Member Country which is a parent of an institution described in clause (a) of this definition, or (c) any financial institution established in an EEA Member Country which is a subsidiary of an institution described in clauses (a) or (b) of this definition and is subject to consolidated supervision with its parent;
"EEA Member Country" means any of the member states of the European Union, Iceland, Liechtenstein, and Norway;
"EEA Resolution Authority" means any public administrative authority or any Person entrusted with public administrative authority of any EEA Member Country (including any delegee) having responsibility for the resolution of any EEA Financial Institution;
"Effective Date" means the date on which all of the conditions set forth in Section 10.1 have been satisfied (or waived in writing by the Lenders in accordance with Section 10.2);

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"Environment" means each and every component of the earth, including all layers of the atmosphere, air, land (including all underground spaces and cavities and all lands submerged under water), soil, water (including surface and underground water), organic and inorganic matter and living organisms, and the interacting natural systems that include the components referred to in this definition;
"Environmental Claims" means any and all administrative, regulatory or judicial actions, suits, demands, claims, Liens, notices of non-compliance or violation, investigations, inspections, inquiries or proceedings relating in any way to any Environmental Laws or to any permit issued under any such Environmental Laws including:
(a)    any claim by a Governmental Authority for enforcement, clean-up, removal, response, remedial or other actions or damages pursuant to any Environmental Laws; and
(b)    any claim by a Person seeking damages, contribution, indemnification, cost recovery, compensation or injunctive or other relief resulting from or relating to Hazardous Materials, including any Release thereof, or arising from alleged injury or threat of injury to human health or safety (arising from environmental matters) or the Environment;
"Environmental Laws" means any Laws relating, in whole or in part, to the protection or enhancement of the Environment, including with respect to occupational safety, product liability, public health, public safety and transportation or handling of dangerous goods;
"Equivalent Amount" means, on any date, the equivalent amount in Cdn. Dollars or U.S. Dollars, as the case may be, after giving effect to a conversion of a specified amount of U.S. Dollars to Cdn. Dollars or of Cdn. Dollars to U.S. Dollars, as the case may be, at the Exchange Rate;
"EU Bail-In Legislation Schedule" means the EU Bail-In Legislation Schedule published by the Loan Market Association (or any successor Person), as in effect from time to time;
"Event of Default" means each of the events described in Section 11.1;
"Exchange Rate" means, in relation to the conversion of one currency into another currency, the rate of exchange for such conversion quoted by the Bank of Canada on the Banking Day preceding the day as of which any determination of such rate is required to be made under the terms hereof, as the 4:30 p.m. (Toronto, Ontario time) average daily rate:
(a)    for conversions of any currency into another currency or any other exchange rate determined in good faith in the normal course of its business by the Agent and communicated to the Borrower and the Lenders from time to time; and
(b)    for the purpose of calculating Outstanding Principal or other informational purposes hereunder, the Banking Day immediately preceding the Banking Day on which such calculation or determination is to be made;
"Executive Order" means the executive order No. 13224 of 23 September 2011, entitled "Blocking Property and Prohibiting Transactions With Persons Who Commit, Threaten to Commit, or Support Terrorism.";
"Existing BA" means all BA Issues issued at the request of the Borrower pursuant to the Prior Credit Agreement, and which remain outstanding on the Effective Date;
"Face Amount" means, in respect of a Bankers' Acceptance, the amount payable to the holder thereof on its maturity;
"Facility" means the term credit facility established by Section 2.1;

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"Facility Limit" means an amount equal to the lesser of: (a) Cdn. $300,000,000 (or the Equivalent Amount thereof in U.S. Dollars), and (b) all of the Borrower's debts, liabilities and obligations under the Prior Credit Agreement that are outstanding hereunder on the Effective Date;
"Facility Outstandings" means the Outstanding Principal under the Facility as of the Effective Date;
"FCPA" means the United States Foreign Corrupt Practices Act of 1977, including any subordinate legislation thereunder;
"Federal Funds Rate" means, on any day, the weighted average (rounded upwards, if necessary, to the next 1/100 of 1%) of the annual rates of interest on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers, as published on the next succeeding Banking Day by the Federal Reserve Bank of New York, or, if such day is not a Banking Day, such weighted average for the immediately preceding Banking Day for which the same is published or, if such rate is not so published for any day that is a Banking Day, the average (rounded upwards, if necessary, to the next 1/100 of 1%) of the quotations for such day on such transactions received by the Agent from three Federal funds brokers of recognized standing selected by the Agent, acting reasonably; provided that, if the rate determined above shall ever be less than zero, such rate shall be deemed to be zero for the purposes of this Agreement;
"Finance Lease" means, with respect to any Person, any lease of (or other agreement conveying the right to use) real and/or personal property which should, in accordance with IFRS, be accounted for as a finance lease on a statement of financial position of such Person, but excluding any lease that would in accordance with IFRS be determined to be an operating lease;
"Finance Lease Obligations" means, as to any Person, the obligations of such Person to pay rent or other amounts under a Finance Lease and, for the purposes of this Agreement, the amount of such obligations shall be the capitalized amount thereof, all in accordance with IFRS;
"Financial Assistance" means providing or agreeing to provide (either directly or indirectly) financial assistance to any Person including financial assistance by way of a loan, guarantee, share purchase, equity contribution or any credit support arrangement of any nature whatsoever;
"Financial Statements" means the financial statements (including the notes thereto) required to be delivered hereunder from time to time, which shall be consolidated unless expressly provided otherwise and shall include a statement of financial position, a statement of comprehensive income, a statement of changes in equity and a statement of cash flows, together with comparative figures in each case (where a comparative period on an earlier statement exists), all prepared, maintained and stated in accordance with IFRS applied consistently;
"Fiscal Quarter" means a three month period ending on March 31, June 30, September 30 or December 31 of a Fiscal Year;
"Fiscal Year" means a twelve month period ending on December 31;
"General Partner" means, initially, Raging River Exploration Inc., the corporation resulting from the amalgamation of Raging River Exploration Inc. and 2136128 Alberta Ltd. to form Raging River Exploration Inc. ("Raging River Amalco") and, immediately upon the amalgamation of Raging River Amalco with Baytex Energy Ltd., the amalgamation successor thereof to be Baytex Energy Ltd., in each case, in its capacity as the general partner of the Borrower, and its successors.

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"Governmental Authority" means:
(a)    any government, parliament or legislature, any regulatory or administrative authority, agency, commission or board and any other statute, rule or regulation making entity having jurisdiction in the relevant circumstances;
(b)    any Person acting under the authority of any of the foregoing or under a statute, rule or regulation thereof; and
(c)    any judicial, administrative or arbitral court, authority, tribunal or commission having jurisdiction in the relevant circumstances;
"Governmental Authorization" means, in respect of any transaction, Person or event, any authorization, exemption, license, permit, franchise or approval from, or any filing or registration with, any Governmental Authority applicable to such transaction, Person or event or to any of such Person's business, undertaking or property, including those required under any Environmental Law, and "Governmental Authorizations" means any and all of the foregoing;
"Guarantee" means a guarantee to be given by each Material Subsidiary and the Other Guarantors in favour of the Agent under Section 7.1, in form and substance satisfactory to the Agent, in each case, as modified, supplemented, amended or replaced from time to time;
"Hazardous Materials" means any and all hazardous substances, toxic waste, contaminants, pollutants or related materials, any products of waste, or any other contaminants, pollutants, substances or products declared to be waste, hazardous or toxic under Environmental Laws;
"Hedge Agreement" means any:
(a)    interest swap agreement, forward rate agreement, floor, cap or collar agreement, future, derivative or option transaction, insurance or other similar agreement or arrangement, or any combination thereof, entered into by a Loan Party where the subject matter of the same is interest rates or the price, value or amount payable thereunder is dependent or based upon the interest rates or fluctuations in interest rates in effect from time to time (but, for certainty, shall exclude conventional floating rate debt);
(b)    currency swap agreement, cross currency agreement, forward agreement, floor, cap or collar agreement, future, derivative or option transaction, insurance or other similar agreement or arrangement, or any combination thereof, entered into by a Loan Party where the subject matter of the same is currency exchange rates or the price, value or amount payable thereunder is dependent or based upon currency exchange rates or fluctuations in currency exchange rates as in effect from time to time; and
(c)    agreement for the making or taking of delivery of any commodity (including Petroleum Substances), any commodity swap agreement, floor, cap or collar agreement or commodity future, forward, derivative or option transaction or other similar agreement or arrangement, or any combination thereof, entered into by a Loan Party where the subject matter of the same is any commodity or the price, value or amount payable thereunder is dependent or based upon the price of any commodity or fluctuations in the price of any commodity, but shall not include any agreement for the making or taking of physical delivery of any commodity (including Petroleum Substances) in the ordinary course of business or the physical purchase or sale of any commodity (including Petroleum Substances) by a Loan Party entered into in the ordinary course of business;
"IFRS" means International Financial Reporting Standards, including International Accounting Standards and Interpretations together with their accompanying documents which are set by the IFRS Foundation, and the IFRS Interpretations Committee, the interpretative body of the IFRS Foundation, but only to the extent

31375638.9

the same are adopted by the CICA as generally accepted accounting principles in Canada and then subject to such modifications thereto as are agreed by CICA, applied on a consistent basis;
"Independent Engineering Report" means a report prepared by an independent petroleum engineer or engineers approved by the Lenders, acting reasonably, to be dated effective on or about December 31 of the calendar year immediately preceding the calendar year in which such report is to be delivered by the Borrower pursuant to Section 9.1(d) (or such other date as may be acceptable to the Agent depending upon the purpose for which such report is delivered to the Agent), which report (a) covers, at least, the Borrower's proved P&NG Rights, (b) is certified by the independent petroleum engineer or engineers, (c) is prepared in accordance with established criteria generally accepted in the oil and gas industry and standards customarily used by such independent petroleum engineer or engineers in making determinations and appraisals, (d) is based upon assumptions, methods of calculation, estimates and projections fully disclosed in such report and which are satisfactory to the Lenders, acting reasonably, and (e) contains a statement of any changes in assumptions, methods of calculations or data base from the previous engineering report delivered by the Borrower pursuant to Section 9.1(d) or otherwise pursuant hereto;
"Interest Payment Date" means in relation to a Prime Loan and a U.S. Base Rate Advance, the 1st day of each month;
"Investment" means any loan or other extension of credit (including the delivery of guarantees, indemnities or other financial assistance) or capital contribution (including a transfer of property) to, or acquisition of any Voting Shares, bonds, notes, debentures or other securities of, any Person; and "Invest" and "Invested" shall be construed accordingly;
"Law" means all constitutions, treaties, laws (including principles of common law and equity), statutes, codes, ordinances, orders, decrees, rules, regulations and municipal by-laws, whether domestic, foreign or international, any and all judgments, orders, writs, injunctions, decisions, rulings, decrees and awards of any Governmental Authority, and any policies of any Governmental Authority;
"Lenders" means the Persons named on the signature pages hereto as Lenders and any other Persons which become party to this Agreement as Lenders pursuant to Article 15 and their respective successors and permitted assigns, "Lender" means any one of them, as the context requires;
"LIBOR Advance" means an Advance in U.S. Dollars bearing interest at the LIBOR Rate;
"LIBOR Period" means the period selected by a Borrower for a LIBOR Advance which shall be one (1) month, two (2) months, three (3) months or six (6) months commencing on the Rollover Date or the Conversion Date of such Advance, as applicable, provided that:

(a)	in the case of a Rollover, the last day of each LIBOR Period shall also be the first day of the next LIBOR Period;

(a)
the last day of each LIBOR Period shall be a Banking Day and, if not, the Borrower shall be deemed to have selected a LIBOR Period the last day of which is the first Banking Day following the last day of the LIBOR Period selected by the Borrower; and

(b)	the last day of each LIBOR Period shall be on or prior to the Maturity Date;
"LIBOR Rate" means, for any LIBOR Period and LIBOR Advance, the rate per annum (rounded upwards, if necessary, to the next 1/100 of 1%) determined by the Agent at approximately 11:00 a.m. (London time) two (2) Banking Days before the first day of such LIBOR Period by reference to the rate set by ICE Benchmark Administration for deposits in U.S. dollars (as set forth by any service selected by the Agent that has been nominated by ICE Benchmark Administration as an authorized information vendor for the purpose of displaying such rates which, as of the date hereof is the "LIBOR01 Page" of Reuters Limited) for a period

31375638.9

equal to such LIBOR Period. If such rate is not ascertainable at or about such time, the "LIBOR Rate" shall be determined by reference to the rate at which the Agent, in accordance with its normal practice, is offered deposits in U.S. Dollars at or about 11:00 a.m. (London time) two (2) Banking Days before the first day of the LIBOR Period in the interbank Eurodollar market where its Eurodollar and foreign currency and exchange operations are then being conducted for delivery on the first day of such LIBOR Period and in an amount approximately equal to the amount of the LIBOR Advance. The LIBOR Rate shall be computed on the basis of a year of 360 days. Notwithstanding the foregoing, if the LIBOR Rate is determined to be less than zero, the LIBOR Rate shall be deemed to be zero;
"Lien" means any mortgage, charge, pledge, lien, hypothec, assignment by way of security, lease, conditional sale or title retention agreement (including a Finance Lease but excluding an operating lease or a lease or rental agreement with a term of less than one year), security created under the Bank Act (Canada) or any other encumbrance or security interest, howsoever created or arising, whether fixed or floating, legal or equitable, perfected or otherwise, and any other interest in property or assets that secures payment or performance of an obligation, but does not include a right of set-off unless such right is intended to secure payment or performance of an obligation;
"Loan" means a Prime Loan, a U.S. Base Rate Advance, a LIBOR Advance or a BA Issue;
"Loan Documents" means this Agreement, the Security Documents and all other agreements, instruments and documents contemplated or provided for hereunder or thereunder;
"Loan Indebtedness" means the aggregate, at any time, (but without duplication) of:
(a)    all Outstanding Principal;
(b)    all accrued and unpaid interest including interest on overdue and unpaid interest payable by the Borrower hereunder; and
(c)    all fees, indemnities and other amounts payable by the Borrower or any of the Material Subsidiaries hereunder or under the other Loan Documents;
"Loan Parties" means, collectively, the Borrower, the General Partner and the Material Subsidiaries, and "Loan Party" means anyone of them;
"Majority Lenders" means Lenders owed at least 66⅔% of the Equivalent Amount in Cdn. Dollars of the aggregate Outstanding Principal at such time, provided that (a) if at any time there are only two Lenders and each Lender holds no less than 20% of the Equivalent Amount in Cdn. Dollars of the aggregate Outstanding Principal, "Majority Lenders" shall mean both such Lenders and (b) if at any time there is only one Lender, "Majority Lenders" shall mean such Lender;
"Material Adverse Change" means a material adverse change in:
(a)    the financial condition of the Loan Parties taken as a whole;
(b)    the Loan Parties' ability taken as a whole to pay or perform their respective obligations under any of the Loan Documents to which they are a party;
(c)    the property, business, operations or liabilities of the Loan Parties taken as a whole;
(d)    the validity or enforceability of this Agreement or any other Loan Document;
(e)    the priority ranking of any Liens granted by the Security, other than in respect of Permitted Liens; or

31375638.9

(f)    the rights or remedies granted to the Agent or any Lender under or pursuant to the Loan Documents (or any of them);
"Material Subsidiary" means a Subsidiary of the Borrower:
(a)    whose assets account for at least 5.0% of total consolidated assets of the Borrower;
(b)    whose net income accounts for at least 5.0% of total consolidated net income of the Borrower;
(c)    has provided a Guarantee; or
(d)    any other Subsidiary of the Borrower designated as such by written notice from the Borrower to the Agent in accordance with Section 7.12(a), unless and until any such entity is designated as being an Unrestricted Subsidiary in accordance with Section 7.12(b), and, as of the Effective Date, the Borrower has no Material Subsidiaries;
"Maturity Date" means June 4, 2020;
"Minor Title Defects" means with respect to the P&NG Rights of the Borrower, the General Partner and the Material Subsidiary, minor defects or irregularities in the title of the General Partner, the Borrower or any Material Subsidiary to that property which do not in the aggregate materially adversely affect the marketability of such P&NG Rights or the right of the General Partner (on behalf of the Borrower and in its capacity as the general partner thereof), the Borrower or any Material Subsidiary to receive its share of the production generated by that property or the income therefrom;
"Non-BA Lender" means:
(a)    a Lender that is resident in Canada for the purposes of the Income Tax Act (Canada) but that is not a Canadian chartered bank or a Schedule III Lender; or
(b)    a Lender that elects not to accept Bankers' Acceptances for all or any part of its Pro Rata Share of any BA Issue;
"Non-Consenting Lender" has the meaning ascribed thereto in Section 15.5;
"Non-Paying Lender" has the meaning ascribed thereto in Section 14.4(b);
"Non-Recourse Debt" means any indebtedness, obligations and guarantees, indemnities, endorsements (other than endorsements for collection in the ordinary course of business) or other contingent obligations in respect of obligations of another Person which, in each case, are incurred to finance the creation, development, construction or acquisition of property or assets and any increases in or extensions, renewals or refunding of any such indebtedness, liabilities and obligations, provided that the recourse of the lender thereof or any agent, trustee, receiver or other Person acting on behalf of the lender in respect of such indebtedness, liabilities and obligations or any judgment in respect thereof is limited in all circumstances (other than in respect of false or misleading representations or warranties and customary indemnities provided with respect to such financings) to the assets created, developed, constructed or acquired in respect of which such indebtedness, liabilities and obligations has been incurred and to any receivables, inventory, equipment, chattel paper, intangibles and other rights or collateral arising from or connected with the assets created, developed, constructed or acquired and to which the lender has recourse;
"Notice of Rollover/Conversion/Repayment" means a Notice of Rollover, Notice of Conversion or Notice of Repayment as the case may be, from the Borrower to the Agent substantially in the form attached as

31375638.9

Schedules D, E and F respectively, requesting a Rollover or Conversion or advising of a repayment or prepayment of any Loan, as applicable;
"Notional Bankers' Acceptance" has the meaning ascribed thereto in Section 4.5(b);
"OFAC" means The Office of Foreign Assets Control of the U.S. Department of the Treasury;
"Officer's Certificate" means a certificate signed by a Senior Officer of the Borrower;
"Other Guarantor" means each Person (other than a Loan Party) that is required from time to time to execute and deliver a Guarantee hereunder in accordance with Section 7.1;
"Outstanding BAs" means the aggregate Face Amount of all outstanding and unpaid Bankers' Acceptances;
"Outstanding Principal" means the aggregate, at any time in relation to the Facility, of:
(a)    the aggregate outstanding principal amount of all Prime Loans, U.S. Base Rate Advances, LIBOR Advances and BA Equivalent Advances; and
(b)    all Outstanding BAs;
"P&NG Rights" means all of the right, title, estate and interest, whether contingent or absolute, legal or beneficial, present or future, vested or not, and whether or not an "interest in land", of the Borrower or any Material Subsidiary at such time in and to any, or such as are stipulated, of the following, by whatever name the same are known:
(a)    rights to explore for, drill for, produce, take, save or market Petroleum Substances from or allocated to the Borrower's or any Material Subsidiary's lands or lands with which the same have been pooled, unitized or otherwise combined;
(b)    rights to a share of the production of Petroleum Substances from or allocated to the Borrower's or any Material Subsidiary's lands or lands with which the same have been pooled, unitized or otherwise combined;
(c)    rights to a share of the proceeds of, or to receive payments calculated by reference to the quantity or value of, the production of Petroleum Substances from or allocated to the Borrower's or any Material Subsidiary's lands or lands with which the same have been pooled, unitized or otherwise combined;
(d)    rights of the Borrower's or any Material Subsidiary's in lands or documents of title related thereto, including leases, subleases, licenses, permits, reservations, rights and privileges; and
(e)    rights to acquire any of the above rights described in paragraphs (a) through (d) of this definition, and includes interests and rights known as working interests, royalty interests, overriding royalty interests, gross overriding interests, production payments, profits interests, net profits interests, revenue interests, net revenue interests and other economic interests;
"Participant" has the meaning ascribed thereto in Section 15.4;
"Participation" has the meaning ascribed thereto in Section 15.4;
"Permitted Contest" means action taken by the Borrower or a Material Subsidiary in good faith by appropriate proceedings diligently pursued to contest any Taxes, claims or Liens, provided that:

31375638.9

(a)    the Borrower or the Material Subsidiary has established reasonable reserves therefor in accordance with IFRS;
(b)    proceeding with such contest does not have, and would not reasonably be expected to have a Material Adverse Change; and
(c)    proceeding with such contest will not create a material risk of sale, forfeiture or loss of, or interference with the use or operation of, a material part of the property or assets of the Borrower or a Material Subsidiary;
"Permitted Debt" means (without duplication):
(a)    the Loan Indebtedness;
(b)    Debt arising under Purchase Money Obligations, Finance Lease Obligations and Sale and Lease-Back Transactions, not exceeding the Threshold Amount in the aggregate;
(c)    Cash Management Obligations (under and as defined in the BEC Credit Agreement);
(d)    Debt arising under Credit Card Obligations not exceeding Cdn. $10,000 in the aggregate;
(e)    Debt secured by a Permitted Lien, provided that such Debt is within any applicable limitations provided in the definition of "Permitted Lien";
(f)    Debt of a Loan Party to another Loan Party, provided that prior to or concurrently with such Debt arising or being created, the Loan Party has provided Security pursuant to Article 7 hereof;
(g)    Debt of the Loan Parties (or any of them) under a Convertible Debenture;
(h)    Non-Recourse Debt, provided that the aggregate thereof at any time for all Loan Parties does not exceed the Threshold Amount;
(i)    Debt owing by any of the Loan Parties to The Bank of Nova Scotia, in its capacity as administrative agent, and the other lenders under the BEC Credit Agreement pursuant to one or more guarantees provided under and in connection with the BEC Credit Agreement; and
(j)    such other Debt of the Borrower or any Material Subsidiary which the Majority Lenders have consented to in writing, provided, however, that the aggregate principal amount of all Permitted Debt under subparagraphs (b) and (h) above shall not, at any time, exceed the Threshold Amount;
"Permitted Dispositions" means any:
(a)    sale or disposition of P&NG Rights (and related tangibles) resulting from any pooling or unitization or farmout entered into with an arm's length third party in the ordinary course of business and in accordance with sound industry practice when, in the reasonable judgment of the Borrower or a Material Subsidiary, it is necessary to do so in order to facilitate the orderly exploration, development or operation of such P&NG Rights, provided that the economic interest of the Borrower or any Material Subsidiary in such P&NG Rights resulting from any such pooling, unitization or farmout is not materially changed;
(b)    sale or disposition of produced Petroleum Substances in the ordinary course of business from the Borrower's and the Material Subsidiaries' P&NG Rights;

31375638.9

(c)    sale or disposition in the ordinary course of business and in accordance with sound industry practice of tangible personal property forming part of the P&NG Rights that is obsolete or being replaced in the ordinary course of business;
(d)    sales or dispositions of Collateral from one Loan Party to another Loan Party;
(e)    sale or disposition of property from a Loan Party to an Unrestricted Subsidiary, provided prior to or concurrently with such acquisition such Unrestricted Subsidiary becomes a Material Subsidiary and provides Security as required by Section 9.1(n); and
(f)    sales or dispositions of any Collateral with an aggregate fair market value not exceeding $50,000,000 and which are not otherwise included in the foregoing;
"Permitted Distributions" means:
(a)    any Distribution by any Loan Party to any other Loan Party, provided that any Distribution by a Loan Party to Baytex Energy Ltd. (other than in its capacity as General Partner) or its successors shall only be permitted if no Default or Event of Default exists at the time of such Distribution or would occur as a direct or indirect result of such Distribution; and
(b)    any Distribution payable solely in the equity interests of such Person, that is not convertible into cash;
"Permitted Investments and Acquisitions" means any one or more of the following Investments or Acquisitions, as the case may be, provided that, in respect of the Investments listed in paragraph (a) below, such Investments at the time of purchase have a remaining term of maturity of 90 days or less:

(a)	Investments in the nature of money market investments with Canadian chartered banks or ATB, as the case may be;
(b)    Investments in any Loan Party;
(c)    Investments and Acquisitions resulting from any pooling or unitization or farm out entered into in accordance with subparagraph (a) of the definition of Permitted Dispositions in the ordinary course of business of the Borrower and the Material Subsidiaries;
(d)    any Acquisition or Investment from the exercise of options to purchase, rights of first refusal and similar rights, in each case, in favour of the Borrower or a Material Subsidiary, in existence on the date hereof and in the ordinary course of business of the Borrower and the Material Subsidiaries; and
(e)    additions, accessions, improvements and replacements and customary deposits in connection with the P&NG Rights of the General Partner (which the General Partner holds on behalf of the Borrower), the Borrower and the Material Subsidiaries and which are in existence on the date hereof, and proceeds, insurance, distributions and products of the foregoing;
"Permitted Liens" means:
(a)    undetermined or inchoate Liens arising in the ordinary course of and incidental to construction or current operations which have not been filed pursuant to Law against the Borrower or a Material Subsidiary, as applicable, in respect of which no steps or proceedings to enforce such Lien have been initiated or which relate to obligations which are not due or delinquent, or if due or delinquent, is then the subject of a Permitted Contest;

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(b)    Liens incurred or created in the ordinary course of business and in accordance with sound industry practice in respect of the joint operation of oil and gas properties or related production or processing facilities as security in favour of any other Person conducting the development or operation of the property to which such Liens relate, for any of the Borrower's or a Material Subsidiary's, as applicable, portion of the costs and expenses of such development or operation, provided such costs or expenses are not due or delinquent, or if due or delinquent, is then the subject of a Permitted Contest;
(c)    to the extent a Lien is created thereby, a sale or disposition of oil and gas properties resulting from any pooling or unit agreement entered into in the ordinary course of business when, in the Borrower's or a Material Subsidiary's reasonable judgment, it is necessary to do so in order to facilitate the orderly exploration, development or operation of such properties, provided that the Borrower's or a Material Subsidiary's resulting pooled or unitized interest is proportional (either on an acreage or reserve basis) to the interest contributed by it in the resulting oil and gas properties prior to such pooling or unitization and its obligations in respect thereof are not greater than its proportional share based on the interest acquired by it;
(d)    abandonments, surrenders or terminations of P&NG Rights or interests therein which are affected in accordance with prudent industry practice and which dispositions are affected with respect to P&NG Rights which are not capable of production in economic quantities;
(e)    to the extent a Lien is created or constituted thereby, farmout interests or overriding royalty interests, net profit interests, reversionary interests and carried interests in respect of any of the Borrower's or a Material Subsidiary's oil and gas properties that are or were entered into with or granted to any Person in the ordinary course of business and in accordance with sound industry practice;
(f)    Liens for penalties arising under non-participation provisions of operating agreements in respect of any of the Borrower's or a Material Subsidiary's oil and gas properties, if such Liens do not materially detract from the value of any material part of the property of the Borrower and the Material Subsidiaries taken as a whole;
(g)    Liens incurred or created in the ordinary course of business and in accordance with sound industry practice in respect of the exploration, development or operation of petroleum or natural gas interests, related production or processing facilities in which the Borrower or a Material Subsidiary has an interest or the transmission of the property to which such Liens relate, for the Borrower's or any Material Subsidiary's portion of the costs and expenses of such exploration, development, operation or transmission, provided that such costs or expenses are not due or delinquent, or, if due or delinquent, the validity of which is being contested by a Permitted Contest;
(h)    to the extent a Lien is created thereby, the obligation of the Borrower or any Material Subsidiary to deliver Petroleum Substances to buyers thereof in the ordinary course of business;
(i)    to the extent a Lien is created thereby, royalties, net profits and other interests and obligations arising in accordance with standard industry practice and in the ordinary course of business, under petroleum or natural gas leases or similar agreements in which the Borrower or any Material Subsidiary has any interest;
(j)    to the extent a Lien is created thereby, easements, rights-of-way, servitudes, zoning or other similar rights or restrictions in respect of land held by the Borrower or a Material Subsidiary (including rights-of-way and servitudes for railways, sewers, drains, pipe lines, gas and water mains, electric lights and power and telephone or telegraph or cable television conduits, poles, wires and cables) which, either alone or in the aggregate, do not materially detract from the value of such land or materially impair its use in the operation of the business of the Borrower or a Material Subsidiary, as applicable;

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(k)    any Lien arising in connection with worker's compensation, unemployment insurance, pension and employment Laws, provided that no amounts are due or delinquent under such Laws, or if due or delinquent, is then the subject of a Permitted Contest;
(l)    to the extent a Lien is created thereby, the right reserved to or vested in any municipality or governmental or other public authority or any other lessor or grantor by the terms of any lease, license, franchise, grant or permit acquired by the Borrower or a Material Subsidiary, as applicable, or by any statutory provision to terminate any such lease, license, franchise, grant or permit or to require annual or other periodic payments as a condition of the continuance thereof;
(m)    to the extent a Lien is created thereby, all reservations in the original grant from the Crown of any lands and premises or any interests therein and all statutory exceptions, qualifications and reservations in respect of title;
(n)    to the extent a Lien is created thereby, any right of first refusal in favour of any Person granted in the ordinary course of business with respect to all or any of the oil and gas properties of the Borrower or a Material Subsidiary, as applicable;
(o)    Liens securing Purchase Money Obligations, Sale and Lease-Back Transactions and Finance Lease Obligations not exceeding the Threshold Amount in the aggregate;
(p)    Liens securing Credit Card Obligations;
(q)    public and statutory Liens not yet due and similar liens arising by operation of Law;
(r)    Liens for Taxes, assessments or governmental charges which are not due or delinquent or, if due and delinquent, the validity of which are being contested by a Permitted Contest;
(s)    Liens under or pursuant to any judgment rendered or claim filed against the Borrower or a Material Subsidiary, which the Borrower or such Material Subsidiary is contesting by Permitted Contest;
(t)    Liens in favour of a public utility or any municipality or other Governmental Authority, provided that any such Lien is required by such utility or municipality or other Governmental Authority in connection with the operations of the Borrower or a Material Subsidiary in the ordinary course of its business, and such Liens in the aggregate to do materially detract from the value of the asset concerned or materially impair its use it the operation of the business of the Borrower or a Material Subsidiary;
(u)    the Security;
(v)    Liens in favour of the Agent securing the Loan Indebtedness;
(w)    Liens in favour of The Bank of Nova Scotia, in its capacity as administrative agent for itself and the other lenders and under the BEC Credit Agreement, which secure, on a second priority Lien basis, (i) the obligations of the Loan Parties under the guarantees described in subparagraph (i) of the definition of "Permitted Debt, and (ii) the Lender Financial Instrument Obligations (as defined in the BEC Credit Agreement); and
(x)    any Lien from time to time disclosed by the Borrower to the Lenders and which is consented in writing to by the Lenders;
"Person" means an individual, a partnership, a corporation, a company, an unincorporated organization, a trust, an unincorporated association, a joint venture, a union or other entity or a government or any department or agency thereof (collectively, an "entity") and the heirs, executors, administrators, successors, or other legal representatives, as the case may be, of such entity;

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"Petroleum Substances" means petroleum, natural gas, natural gas liquids, related hydrocarbons and any and all other substances, whether liquid, solid or gaseous, whether hydrocarbons or not, produced or producible in association with any of the foregoing;
"Platform" has the meaning ascribed to it in Section 16.8(a);
"Prime Loan" means an Advance in Cdn. Dollars for which the Prime Rate is the reference interest rate;
"Prime Rate" means, for any day, the greater of:
(a)    the variable rate of interest (expressed as a rate per annum) which the Agent establishes from time to time as the reference rate of interest which it employs in order to determine the interest rate it will charge for demand loans in Cdn. Dollars to its customers in Canada and which it designates as its prime rate; and
(b)    the average rate for one month bankers' acceptances shown on the display referred to as the Reuters Screen Page CDOR (or any display substituted therefor) of Reuter Monitor Money Rates Service at 8:00 a.m. (Calgary time) on such day, plus 1.00% per annum;
provided that if for any reason the rate in (b) immediately above does not appear or is otherwise unavailable, then the "Prime Rate" shall be the rate specified in (a) immediately above;
"Prior Facility Outstandings" means the Outstanding Principal (as defined in the Prior Credit Agreement) under the Facilities (as defined in the Prior Credit Agreement) immediately prior to the Effective Date;
"Pro Rata Basis" means, at any time and in relation to the Facility, in proportion to the respective Commitments in respect of the Facility of each Lender at such time;
"Pro Rata Share" means, at any time and in relation to a Lender from time to time or in respect of the specified time (i) prior to the giving of an Acceleration Notice under Section 11.2, the percentage of the Total Commitment which a Lender has agreed to provide to the Borrower determined by dividing the Lender's Commitment by the aggregate of all of the Lenders' Commitments, and (ii) after the giving of an Acceleration Notice under Section 11.2, the percentage determined by dividing the Loan Indebtedness owed by the Borrower to each Lender by the aggregate of all Loan Indebtedness owed by the Borrower to all of the Lenders;
"Production Payment Transaction" means:
(a)    the sale (including any forward sale) or other transfer of Petroleum Substances, chemicals, minerals or other products of the Borrower or a Material Subsidiary, whether in place or when produced from a specified lease or leases, for a period of time until, or an amount such that, the purchaser will realize a specified amount of money (however determined, include+ing by reference to interest rates or other factors which may not be fixed) or a specified amount of such products; or
(b)    any other transaction involving an interest in property of the character commonly referred to as a "production payment";
"Purchase Money Obligation" means any secured Debt of the Borrower or any Material Subsidiary created or assumed to finance any part of the purchase price of real or tangible personal property, and including any extensions, renewals or refunding of any such Debt, provided that the principal amount of such Debt outstanding on the date of such extension, renewal or refunding is not increased and further provided that the Lien given in respect of such Debt shall not extend to any property other than the property acquired in connection with which such Debt was created or assumed, any proceeds thereof and fixed improvements, if any, erected or constructed thereon;

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"Raging River Amalco" has the meaning given to that term in the definition of "General Partner";
"Release" means any release, seepage, spill, emission, leak, escape, pumping, injection, deposit, disposal, discharge, dispersal, leaching, dumping or migration into the environment including the movement of Hazardous Materials through ambient air, soil, surface water, ground water, wetlands or sub-surface strata;
"Relevant Amount" has the meaning ascribed thereto in Section 1.4;
"Relevant Jurisdiction" means, with respect to a Loan Party from time to time, any province or territory in Canada or other relevant political subdivision of any other jurisdiction where such Loan Party is incorporated, amalgamated or organized, or where it carries on material business, or where it owns material properties or assets;
"Reorganization" means the purchase, directly or indirectly, by BEC of all of the issued and outstanding shares of Raging River Exploration Inc. pursuant to a plan of arrangement and subsequent corporate reorganization and plan of arrangement, pursuant to which, inter alia: (a) Raging River Amalco and Baytex Energy (LP) Ltd. form the Borrower, (b) all of Raging River Exploration Inc.'s oil and gas and other assets and property are contributed to the Borrower, and (c) the Borrower assumes all of the debts, liabilities and obligations of Raging River Exploration Inc. under the Prior Credit Agreement;
"Reuters Screen Page CDOR" means the display designated as page CDOR on the Reuters Monitor Money Service or such other page as may, from time to time, replace the Reuters Screen Page CDOR on that service for the purpose of displaying bid quotations for bankers' acceptances of leading Schedule I chartered banks;
"Rollover" means: (a) in relation to a BA Issue, the issuance of new Bankers' Acceptances in respect of all or any portion of Bankers' Acceptances maturing at the end of the BA Period applicable thereto, as permitted hereby; and (b) in relation to a LIBOR Advance, a rollover of one LIBOR Advance into another LIBOR Advance, and "Rolled Over" has a corresponding meaning;
"Rollover Date" means the date on which a Rollover occurs;
"Sale and Lease-Back Transaction" has the meaning attributed thereto in Section 9.2(g);
"Sanctioned Person" means:
(a)    a Person that is designated under, listed on, or owned or controlled by a Person designated under or listed on, or acting on behalf of a Person designated under or listed on, any Sanctions List;
(b)    a Person that is located in, incorporated under the laws of, or owned or (directly or indirectly) controlled by, or acting on behalf of, a Person located in or organized under the laws of a country or territory that is the target of country-wide or territory-wide Sanctions;
(c)    a Person that is otherwise a target of Sanctions ("target of Sanctions" signifying a Person with whom a Person or other national of a Sanctions Authority would be prohibited or restricted by law from engaging in trade, business or other activities); or
(d)    any other Person to which one or more Lenders would not be permitted to make a loan, or provide funding, in accordance with the Sanctions, or otherwise deal with pursuant to the Sanctions;
"Sanctions" means the economic sanctions laws, regulations, embargoes or restrictive measures administered, enacted or enforced by any Sanctions Authority, including any sanctions or requirements imposed by, or based upon the obligations or authorities set forth in, the Special Economic Measures Act (Canada), the Justice for Victims of Corrupt Foreign Officials Act (Canada), the Export and Import Permits

31375638.9

Act (Canada) or the United Nations Act (Canada), the Executive Order, the U.S. Bank Secrecy Act (31 U.S.C. §§ 5311 et seq.), the U.S. Money Laundering Control Act of 1986 (18 U.S.C. §§ 1956 et seq.), the USA Patriot Act of 2001, the U.S. International Emergency Economic Powers Act (50 U.S.C. §§ 1701 et seq.), the U.S. Trading with the Enemy Act (50 U.S.C. App. §§ 1 et seq.), the U.S. United Nations Participation Act, the U.S. Syria Accountability and Lebanese Sovereignty Act, the U.S. Comprehensive Iran Sanctions, Accountability, and Divestment Act of 2010 or the Iran Sanctions Act (United States), or any of the foreign assets control regulations of the U.S. Department of the Treasury (including but not limited to 31 CFR, Subtitle B, Chapter V) or any other law or executive order relating thereto or regulation administered by OFAC;
"Sanctions Authority" means any of: (a) the Canadian government; (b) the United States government; (c) the United Nations; (d) the European Union; (e) the United Kingdom; or (f) the respective governmental institutions, departments and agencies of any of the foregoing, including OFAC, Global Affairs Canada, the United States Department of State, and Her Majesty's Treasury of the United Kingdom; "Sanctions Authorities" means all of the foregoing Sanctions Authorities, collectively;
"Sanctions List" means the "Specially Designated Nationals and Blocked Persons" list maintained by OFAC, the Current Sanctions Imposed by Canada List maintained by Global Affairs Canada, the Consolidated List of Financial Sanctions Targets and the Investment Ban List maintained by Her Majesty's Treasury, or any substantially similar list maintained by, or public announcement of Sanctions designation made by, any of the Sanctions Authorities;
"Schedule I Lender" means a Lender which is a Schedule I chartered bank under the Bank Act (Canada);
"Schedule II Lender" means a Lender which is a Schedule II chartered bank under the Bank Act (Canada);
"Schedule III Lender" means a Lender which is a Schedule Ill bank under the Bank Act (Canada);
"Security Documents" and "Security" means the documents described in Section 7.1 and any other documents which may be given to or held by the Agent or the Lenders from time to time to secure repayment of any or all of the Loan Indebtedness including, without limitation, the security documents provided to the Agent pursuant to Section 7.8, as such documents may be amended, modified, supplemented, replaced or restated from time to time;
"Senior Officer" means, at any time: (a) the CEO; (b) the CFO; (c) the President of the Borrower or General Partner, as applicable; (d) the Vice President, Finance or (e) individuals who are performing substantially the same duties as any of the foregoing officers and shall include such other individuals (or replacement individuals) as are consented to in writing by the Agent in its sole discretion;
"Senior Secured Debt to EBITDA Ratio" means, as at the end of a Fiscal Quarter or Fiscal Year, the ratio of "Senior Secured Debt" to "EBITDA" (as those terms are defined in the BEC Credit Agreement) for the Trailing Fiscal Quarters, as certified by BEC from time to time under and pursuant to the BEC Credit Agreement and in accordance with the BEC Financials;
"Shares" means any interest in any partnership, trust or joint venture or any securities in the capital stock of any corporation or limited liability company, in each case which carry a residual right to participate in the earnings of such partnership, trust, joint venture, corporation or limited liability company or, upon liquidation or winding up of such partnership, trust, joint venture, corporation or limited liability company, to share in its asset, and voting rights in all circumstances or voting rights conditional on the happening of an event if such event shall have occurred and be continuing;
"Subsidiary" means, with respect to any Person, (a) any corporation in which greater than 50% of its stock of any class or classes having by the terms thereof ordinary voting power to elect a majority of the directors of such corporation (irrespective of whether or not at the time stock of any class or classes of such corporation have or might have voting power by reason of the happening of any contingency unless such contingency

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has occurred and then only for so long as it continues) as of the time is owned by the Person directly or indirectly through Subsidiaries; and (b) any partnership, limited liability company, association or other entity in which the Person directly or indirectly through Subsidiaries is either a general partner or has a greater than 50% equity interest at the time;
"Taxes" means all present or future taxes of any nature and howsoever termed, including all license and documentation fees, income taxes, capital taxes, goods and services taxes, levies, fiscal charges, imposts, duties, fees, assessments, surcharges, withholdings, restrictions, conditions or other charges of whatever nature and however arising which are imposed, assessed, charged, levied, withheld, deducted, demanded or otherwise applied pursuant to applicable Laws by any Person at any time, together with all interest thereon and penalties or similar liabilities with respect thereto, but excluding with respect to the Agent or any Lender any taxes imposed on its income, purchases, or capital and franchise taxes imposed on it by any taxation authority;
"Threshold Amount" means Cdn.$25,000,000;
"Total Commitment" means, at any time, the aggregate of the Commitments of all of the Lenders under the Facility, as hereafter cancelled, reduced or terminated from time to time pursuant to this Agreement;
"Trailing Fiscal Quarters" means the most recently completed consecutive four (4) Fiscal Quarters.
"UK Bribery Act" means the United Kingdom Bribery Act 2010, including any subordinate legislation thereunder;
"Unrestricted Subsidiary" means a Subsidiary of the Borrower that is not a Material Subsidiary;
"U.S. Base Rate" means, on any day with respect to a U.S. Base Rate Advance, the greater of:

(a)
the floating annual rate (based on a 365 day year) of interest announced from time to time by the Agent as being its reference rate then in effect for determining interest rates on U.S. Dollar denominated loans made by it to its customers in Canada and designated as its "base rate"; and

(b)	a rate of interest per 360 day period, as applicable, equal to the Federal Funds Rate plus 50 bps;
"U.S. Base Rate Advance" means an Advance in U.S. Dollars under the Facility for which the U.S. Base Rate is the reference interest rate;
"U.S. Dollars" and "U.S. $" means lawful money of the United States of America for the payment of public and private debts;
"Voting Shares" means:

(a)	in respect of a corporation or limited liability company, shares of any class of equity ownership interests of such entity:
(i)    carrying voting rights in all circumstances; or
(ii)    which carry the right to vote conditional on the happening of an event if such event shall have occurred and be continuing;

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provided that subparagraph (ii) above shall not include voting rights created solely by statute, such as those rights created pursuant to section 183(4) of the Business Corporations Act (Alberta) as in effect on the date hereof;
(b)    in respect of a trust, trust units of the trust:
(i)    carrying voting rights in all circumstances; or
(ii)    which carry the right to vote conditional on the happening of an event if such event shall have occurred and be continuing;
(c)    in respect of a partnership, the partnership interests or partnership units:
(i)    carrying voting rights in all circumstances; or
(ii)    which carry the right to vote conditional on the happening of an event if such event shall have occurred and is continuing; and
"Write-Down and Conversion Powers" means, with respect to any EEA Resolution Authority, the write-down and conversion powers of such EEA Resolution Authority from time to time under the Bail-In Legislation for the applicable EEA Member Country, which write-down and conversion powers are described in the EU Bail-In Legislation Schedule.

1.2    Interpretation and Headings
In this Agreement:
(a)    headings are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement;
(b)    words importing the singular number include the plural and vice versa, and words importing gender include masculine, feminine and neuter;
(c)    references to "herein", "hereunder" and similar expressions shall be a reference to this Agreement and not to any particular section;
(d)    references to "in writing" or "written" include printing, typewriting or any electronic means of communication capable of being visibly reproduced at the point of reception, including by facsimile;
(e)    unless otherwise noted, all references to "Section" refer to a section, subsection or paragraph of this Agreement, as the case may be;
(f)    unless otherwise noted, all references to "Schedule" refer to a Schedule to this Agreement; and
(g)    words and terms denoting inclusiveness (such as "include", "includes" or "including"), whether or not so stated, are not limited by their context or by the words or phrases which precede or succeed them.
1.3    Governing Law
This Agreement and, unless expressly specified otherwise, each of the other Loan Documents shall be governed by and interpreted in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and shall be treated as Alberta contracts. The parties irrevocably submit to the non-

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exclusive jurisdiction of the courts of the Province of Alberta and all courts competent to hear appeals therefrom, without prejudice to the rights of the parties to take proceedings in any other jurisdictions.
1.4    Accounting Terms; IFRS; Changes in IFRS
Each accounting term used in this Agreement, unless otherwise defined herein, has the meaning assigned to it under IFRS. For greater certainty, all accounting terms and financial covenants and thresholds hereunder have been based upon IFRS in effect on the date hereof.
If there occurs a material change in generally accepted accounting principles and such change would require disclosure under IFRS in the Financial Statements delivered hereunder and would cause any amount required to be determined hereunder (a "Relevant Amount") to be materially different than the amount that would be determined without giving effect to such change, the Borrower shall notify the Agent of such change (an "Accounting Change"). Such notice (an "Accounting Change Notice") shall describe the nature of the Accounting Change, its effect on the current and immediately prior year's Financial Statements in accordance with IFRS and state whether the Borrower desires to revise the method of calculating one or more of the Relevant Amounts (including the revision of any of the defined terms used in the determination of any such Relevant Amount) in order that amounts determined after giving effect to such Accounting Change and the revised method of calculating such Relevant Amount will approximate the amount that would be determined without giving effect to such Accounting Change and without giving effect to the revised method of calculating such Relevant Amount. The Accounting Change Notice shall be delivered to the Agent within 45 days of the end of the Fiscal Quarter in which the Accounting Change is implemented or, if such Accounting Change is implemented in the fourth Fiscal Quarter or in respect of an entire Fiscal Year, within 90 days of the end of such period. Promptly after receipt from the Borrower of an Accounting Change Notice, the Agent shall deliver to each Lender a copy of such Accounting Change Notice.
If, pursuant to the Accounting Change Notice, the Borrower does not indicate that it desires to revise the method of calculating one or more of the Relevant Amounts, the Lenders may, within 30 days of their receipt of the Accounting Change Notice, notify the Agent that they wish to revise the method of calculating one or more of the Relevant Amounts in the manner described above. If the Majority Lenders so notify the Agent, the Agent shall promptly notify the Borrower.
If either the Borrower or the Majority Lenders indicate that they wish to revise the method of calculating one or more of the Relevant Amounts, the Borrower, the Agent and the Majority Lenders shall in good faith attempt to agree on a revised method of calculating such Relevant Amounts. If, however, within 30 days of the foregoing notice being given by the Borrower or the Agent (on behalf of the Majority Lenders) of the desire to revise the method of calculating one or more of the Relevant Amounts, the Borrower, the Agent and the Majority Lenders have not reached agreement in writing on such revised method of calculation, then such method of calculation shall not be revised and all amounts to be determined hereunder shall be determined without giving effect to the Accounting Change. For greater certainty, if no notice of a desire to revise the method of calculating the Relevant Amounts in respect of an Accounting Change is given by either the Borrower or the Majority Lenders within the applicable time period described above, the method of calculating a Relevant Amount shall not be revised in response to such Accounting Change and all amounts to be determined pursuant to such Relevant Amounts shall be determined after giving effect to such Accounting Change.
If a Compliance Certificate is delivered to the Agent in respect of a Fiscal Quarter or Fiscal Year in which an Accounting Change is implemented without giving effect to any revised method of calculating any Relevant Amount, and subsequently, as provided above, the method of calculating one or more of the Relevant Amounts is revised in response to such Accounting Change, or the amounts to be determined pursuant to any Relevant Amount are to be determined without giving effect to such Accounting Change, the Borrower shall deliver a revised Compliance Certificate to the Agent. Any Event of Default arising as a result of the Accounting Change and which is cured by this Section 1.4 shall be deemed to be of no effect ab initio.

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1.5    Currency and Time References
(a)    Unless otherwise noted, all references to currency shall be deemed to refer to Cdn. Dollars.
(b)    Unless otherwise noted, all references to time shall be deemed to refer to Calgary local time.
1.6    Severability
If any provision of any of the Loan Documents or any part thereof is found or determined to be invalid, illegal or unenforceable, such provision shall be severable from such Loan Document and the remainder of such Loan Document shall be construed as if such invalid, illegal or unenforceable provision or part had been deleted therefrom.
1.7    Time of the Essence
Time is of the essence of each of the Loan Documents.
1.8    Knowledge
Where any representation, warranty or other provision of this Agreement is qualified by reference to the knowledge of any Loan Party, after reasonable inquiry, it shall be deemed to refer to the actual knowledge of the senior management of any Loan Party after having made such inquiries of its Senior Officers.
1.9    Rules of Interpretation
In this Agreement and each other Loan Document, unless otherwise specifically provided herein or therein and unless the context requires otherwise:
(a)    the singular includes the plural and vice versa;
(b)    "in writing" or "written" includes printing, typewriting or any electronic means of communication capable of being visibly reproduced at the point of reception, including by facsimile;
(c)    whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter terms;
(d)    the words "include", "includes" and "including" shall be deemed to be followed by the phrase "without limitation";
(e)    the word "will" shall be construed to have the same meaning and effect as the word "shall";
(f)    any definition of or reference to any agreement instrument or other document (including any Loan Document) shall be construed as referring to such agreement, instrument or other document as amended, modified, supplemented, restated or replaced from time to time (subject to any restrictions on such amendments, modifications, supplements, restatements or replacements set forth herein, in any other Loan Document, or therein, if any);
(g)    any reference herein to any Person shall be construed to include such Person's successors and permitted assigns (subject to any restrictions on any such successions or assignments set forth herein or in any other Loan Document, if any);
(h)    the words "hereof", "herein", "hereto", "hereunder" and similar expressions, when used in any Loan Document, shall be construed to refer to such Loan Document (as amended, modified,

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supplemented, restated or replaced from time to time, subject to any restrictions on such amendments, modifications, supplements, restatements or replacements set forth herein, in any other Loan Document, or therein, if any) in its entirety and not to any particular provision thereof;
(i)    all references in a Loan Document to Articles, Sections, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Exhibits and Schedules to, the Loan Document in which such references appear; and
(j)    in the computation of periods of time from a specified date to a later specified date, the word "from" means "from and including", the words "to" and "until" each mean "to but excluding" and the word "through" means "to and including".
1.10    Rounding
Any financial ratios required to be maintained by the Borrower pursuant to this Agreement shall be calculated by dividing the appropriate component by the other component, carrying the result to one place more than the number of places by which such ratio is expressed herein and rounding the result up or down to the nearest number (with a rounding-up if there is no nearest number).
1.11    Schedules
The following Schedules are attached to and form a part of this Agreement:

Schedule A	Commitments of Lenders
Schedule B	Applicable Pricing Margin
Schedule C	Form of Compliance Certificate
Schedule D	Form of Conversion Notice
Schedule E	Form of Repayment Notice
Schedule F	Form of Rollover Notice
Schedule G	Form of Lender Assignment Agreement
Schedule H	Form of Discount Note
Schedule I	List of BEC and Borrower Subsidiaries and Material Subsidiaries
Schedule J	Relevant Jurisdictions of Loan Parties
ARTICLE 2
TERM FACILITY
2.1    Term Facility
(a)    Facility. Upon and subject to the terms and conditions of this Agreement, each of the Lenders shall make available to the Borrower such Lender's Pro Rata Share of the Facility.
(b)    Non-Revolvement. The Facility shall be a non-revolving credit facility: that is, any repayment of any Loans under the Facility shall result in a permanent reduction of the Facility to the extent of such

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repayment and a corresponding reduction of the Commitments (on a pro rata basis); and, for certainty, the Borrower shall not be entitled to make any further Drawdown in respect of and to the extent of any such repayment.
(c)    Availment Options. On the Effective Date, any undrawn Commitment under the Facility (after giving effect to the assumption and continuance of all of the Borrower's debts, liabilities and obligations under the Prior Credit Agreement and the other Loan Documents (as defined in the Prior Credit Agreement) pursuant to the Master Assignment Agreement) will be automatically cancelled and no further Drawdowns will be made. Following the Effective Date, at the option of the Borrower, the Facility may be used by requesting Conversions and Rollovers of outstanding Loans under the Facility in accordance with the terms hereof, provided that, subject to Section 6.1, at no time shall the Equivalent Amount in Cdn. Dollars of the Outstanding Principal under the Facility exceed the Facility Limit.
(d)    Repayment on Maturity Date; Scheduled Payments of Interest. All Loan Indebtedness under the Facility shall become due and payable on the Maturity Date. The Borrower shall pay and repay, as applicable, all outstanding Loan Indebtedness in respect of the Facility to the Agent on behalf of the Lenders, on the Maturity Date. The Borrower shall ensure that all BA Issues and LIBOR Advances issued under the Facility shall mature or expire (as applicable) on or prior to the Maturity Date.
2.2    Purpose of the Facility
The Facility shall only be used for lawful general corporate purposes of the Loan Parties.
2.3    Rollovers and Conversions - Notices and Limitations
(a)    The Borrower may request Rollovers and Conversions upon the following terms and conditions:
(i)    in the case of a Conversion or Rollover of a Prime Loan or a U.S. Base Rate Advance, by delivering a Notice of Rollover or Notice of Conversion to the Agent before 10:00 a.m. (Calgary time) at least one (1) Banking Day prior to the requested Conversion or Rollover;
(ii)    in the case of a Conversion or Rollover of a BA Issue, by delivering a Notice of Rollover or Notice of Conversion to the Agent before 10:00 a.m. (Calgary time) at least two (2) Banking Days prior to the requested Conversion or Rollover;
(iii)    in the case of a Conversion or Rollover of a LIBOR Advance, by delivering a Notice of Rollover or Notice of Conversion to the Agent before 10:00 a.m. (Calgary time) at least three (3) Banking Days prior to the requested Conversion or Rollover;
(iv)    for Prime Loans under the Facility, each Advance shall be requested and made available in the case of a Prime Loan, in a minimum amount of $1,000,000 and thereafter in $100,000 multiples;
(v)    for U.S. Base Rate Advances under the Facility, each Advance by the Borrower shall be requested and made available in the case of a U.S. Base Rate Advance in a minimum amount of U.S. $2,000,000 and thereafter in U.S. $100,000 multiples;
(vi)    for Advances of a BA Issue under the Facility, each such Advance by the Borrower shall be requested and made available in the case of a BA Issue, in a minimum amount of $5,000,000 and thereafter in $100,000 multiples;

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(vii)    for LIBOR Advances under the Facility, each such Advance by the Borrower shall be requested and made available in the case of a LIBOR Advance, in a minimum amount of $5,000,000 and thereafter in $100,000 multiples;
(viii)    the Borrower may request a Rollover or Conversion of part only of a Loan, provided that:

(A)	each Loan resulting from such Rollover or Conversion is not less than the relevant Advance minimum specified in this Section 2.3,

(B)	any portion of an existing BA Issue which is not rolled over or converted shall be repaid in accordance with the provisions hereof, and

(C)
the Borrower may not convert a portion only or the whole of an outstanding Loan unless both the unconverted portion and converted portion of such Loan are equal to or exceed, in the relevant currency of each such portion, the minimum amounts required for Loans of the same type as that portion as set forth in this Section 2.3;

(ix)    in respect of Conversions of a Loan denominated in one currency to a Loan denominated in another currency, the Borrower shall at the time of the Conversion repay the Loan or portion thereof being converted in the currency in which it was denominated (which, for certainty, shall not permit the Borrower to re-borrow any amounts so repaid);
(x)    a Rollover or Conversion shall not result in an increase in Outstanding Principal; and
(xi)    a Rollover or Conversion of a BA Issue or a LIBOR Advance may occur only on the Rollover Date or maturity date, as the case may be, for such BA Issue or LIBOR Advance.
(b)    In anticipation of the maturity of any Bankers' Acceptances, the Borrower shall, subject to and in accordance with the requirements hereof, do one or a combination of the following with respect to the aggregate Face Amount at maturity of all such Bankers' Acceptances:
(i)    (A) request a Rollover of the maturing Bankers' Acceptances in accordance with Section 2.3(a), and (B) on the Rollover Date of the maturing Bankers' Acceptances, pay to the Agent for the account of the Lenders any amount that the Borrower is required to pay under Section 4.6(d);
(ii)    (A) request a Conversion of the maturing Bankers' Acceptances to another type of Loan in accordance with Section 2.3(a), and (B) on the Rollover Date of the maturing Bankers' Acceptances pay to the Agent for the account of the Lenders an amount equal to the aggregate Face Amount of such Bankers' Acceptances; or
(iii)    on the Rollover Date of the maturing Banker's' Acceptances, pay to the Agent for the account of the Lenders an amount equal to the aggregate Face Amount of such Bankers' Acceptances with notice in accordance with Section 6.2(a).
If and to the extent that the Borrower fails to so notify the Agent or so pay the relevant Bankers' Acceptances in accordance with the foregoing, the Borrower shall be deemed to have requested a Conversion into a Prime Loan in an amount equal to that portion of the BA Issue which is not rolled over, converted or repaid.
(c)    The Borrower shall select, by irrevocable notice to the Agent, the LIBOR Period to apply to any particular LIBOR Advance under the Facility. The Borrower shall from time to time select and give notice to the Agent of the LIBOR Period for a LIBOR Advance under the Facility which shall commence at the expiry

31375638.9

of any outstanding LIBOR Period applicable to a LIBOR Advance under the Facility that is being Rolled Over. If and to the extent that the Borrower fails to so notify the Agent or so pay the relevant LIBOR Advance in accordance with the foregoing, the Borrower shall be deemed to have requested a Conversion into a U.S. Base Rate Advance in an amount equal to that portion of the LIBOR Advance which is not rolled over, converted or repaid.
2.4    Loans – General; Evidence of Indebtedness
(a)    Loans shall be made in such currency and at the time and in the manner requested by the Borrower subject to the provisions of this Agreement and upon fulfilment of all conditions precedent to the making of such Loans.
(b)    Loans may only be made on a Banking Day.
(c)    All Loans by the Lenders and all payments by the Borrower hereunder shall be made at the Agent's Designated Branch in immediately available freely transferable funds. The Borrower shall open and maintain the Borrower's Accounts for the purpose of receiving Loans and making payments, repayments and prepayments under this Agreement.
(d)    The Loan Indebtedness of the Borrower resulting from Advances made by the Lenders under the Facility shall be evidenced by records maintained by the Agent and each Lender concerning those Advances it has made. The records maintained by the Agent and each Lender shall constitute, in the absence of manifest error, prima facie evidence of the Loan Indebtedness of the Borrower to the Lenders in respect of Advances made and all details relating thereto. The failure by the Agent or any other Lender to correctly record any such amount or date shall not, however, absent manifest error, adversely affect the obligation of the Borrower to pay any amounts due hereunder to the Agent and the Lenders in accordance with this Agreement.
2.5    Loans; Inter-Lender Arrangements
(a)    Upon receipt by the Agent of a Notice of Rollover/Conversion/Repayment from the Borrower, the Agent shall promptly advise each Lender of the date, amount and other particulars with respect to such Conversion or Rollover and the amount of each Lender's Pro Rata Share thereof.
(b)    Subject to prior satisfaction of the applicable conditions precedent set forth in Article 10, each Lender shall remit its Pro Rata Share of each requested Advance to the applicable Agent's Accounts on the relevant Rollover Date or Conversion Date for same day value. The Agent shall make such funds available to the Borrower by crediting the applicable Borrower's Accounts for same day value on the relevant Rollover Date or Conversion Date.
ARTICLE 3
INTEREST AND FEES
3.1    Interest on Prime Loans
The Borrower shall pay to the Agent, on behalf of each Lender, interest in Cdn. Dollars on its Prime Loans outstanding from time to time at a rate per annum equal to the aggregate of the Prime Rate and the Applicable Pricing Margin for the Prime Loans in effect from time to time. Such interest shall be calculated daily on the principal amount of each Prime Loan and on the basis of the actual number of days each such Prime Loan is outstanding in a year of 365 days. Such interest shall be payable monthly in arrears on each Interest Payment Date for such Prime Loan. Changes in the Prime Rate shall cause an immediate adjustment of the interest rate applicable to each Prime Loan without the necessity of any notice to the Borrower.
3.2    Interest on U.S. Base Rate Advances

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The Borrower shall pay to the Agent, on behalf of each Lender, interest on its U.S. Base Rate Advances outstanding from time to time at a rate per annum equal to the aggregate of the U.S. Base Rate and the Applicable Pricing Margin in effect from time to time. Such interest shall be calculated daily on the principal amount of each U.S. Base Rate Advance and on the basis of the actual number of days each such U.S. Base Rate Advance is outstanding in a year of 365 days (in the case of a U.S. Base Rate Advance bearing interest at the rate announced from time to time by the Agent in accordance with paragraph (a) of the definition of "U.S. Base Rate Advance") or 360 days (in the case of a U.S. Base Rate Advance bearing interest at the Federal Funds Rate plus 50 bps in accordance with paragraph (b) of the definition of "U.S. Base Rate Advance"), as the case may be. Such interest shall be payable monthly in arrears on each Interest Payment Date for such U.S. Base Rate Advance. Changes in the U.S. Base Rate shall cause an immediate adjustment of the interest rate applicable to each U.S. Base Rate Advance without the necessity of any notice to the Borrower.

3.3    Interest on LIBOR Advances
The Borrower shall pay to the Agent, on behalf of each Lender, interest on its LIBOR Advances outstanding from time to time at a rate per 360 day period equal to the aggregate of the LIBOR Rate and the Applicable Pricing Margin in effect from time to time. Such interest is payable on the last day of the applicable LIBOR Period and, if the LIBOR Period is longer than three (3) months, on the first Banking Day after the end of such three (3) months after the date of the relevant LIBOR Advance and on the first Banking Day after the end of such three (3) months after the date of the last interest payment thereof, as the case may be. All interest shall accrue from day to day and shall be payable in arrears for the actual number of days elapsed from and including the date of the LIBOR Advance or the previous date on which interest was payable, as the case may be, to but excluding the date on which interest is payable or the last day of the LIBOR Period, as the case may be, both before and after maturity, demand, default and judgment, with interest on overdue principal and interest at the same rate payable on demand. The annual rates of interest to which the rates determined in accordance with the foregoing provisions of this Section 3.3 are equivalent are the rates so determined multiplied by the actual number of days in a period of one year commencing on the first day of the period for which such interest is payable and divided by 365.

3.4    Payment of BA Stamping Fees
Upon acceptance of a Bankers' Acceptance by a Lender, the Borrower shall pay to such Lender, by way of set-off in accordance with Section 4.2, a fee (the "BA Stamping Fee") payable in Cdn. Dollars and calculated on the Face Amount of each Bankers' Acceptance accepted by each Lender at the rate per annum equal to the Applicable Pricing Margin for BA Stamping Fees, computed on the basis of the number of days to but excluding the Rollover Date of such Bankers' Acceptance and a year of 365 days.
3.5    Allocation of Repayments
Prior to the occurrence and continuance of an Event of Default, any repayment pursuant to the terms of this Agreement shall be distributed to the Lenders in accordance with each Lender's Pro Rata Share of the Facility. After an Acceleration Notice is given pursuant to Section 11.2, the amount of a repayment of outstanding Loan Indebtedness received by the Agent shall be distributed to the Lenders in accordance with each Lender's Pro Rata Share with respect to all then outstanding Loan Indebtedness.
3.6    Agency and other Fees
The Borrower shall pay all such agency and other fees at such times as may be agreed between the Borrower and the Agent. Any unpaid agency and other fees as so agreed shall be deemed to form part of the Loan Indebtedness.
3.7    Interest on Overdue Amounts

31375638.9

To the maximum extent permitted by law, the Borrower shall pay to the Agent of behalf of each applicable Lender interest on all overdue amounts owing by the Borrower hereunder (including any overdue interest payments) from the date each such amount is due (whether by acceleration or otherwise) until the date each such amount is paid in full (but excluding the date of such payment if such payment is made before 10:00 a.m.). Such interest shall be calculated daily, compounded monthly and payable on demand of the Agent on the next Interest Payment Date at a rate per annum equal to (a) if the overdue payment is in respect of a Loan, the interest rate then applicable to such Loan and (b) if the overdue payment is not in respect of a Loan, the aggregate of the Prime Rate plus 5% per annum.
3.8    General Interest Provisions
(a)    In the event of any dispute, disagreement or adjudication involving or pertaining to the determination of the Prime Rate or CDOR Rate in effect at any time, the certificate of the Agent as to such rate shall be accepted as prima facie evidence thereof for all purposes of this Agreement.
(b)    Each determination by the Agent of the amount of interest, fees or other amounts due from the Borrower hereunder shall be prima facie evidence of the accuracy of such determination.
(c)    All interest, fees and other amounts payable by the Borrower hereunder shall accrue daily, be computed as described herein, and be payable both before and after demand, maturity, default and judgment.
(d)    To the maximum extent permitted by law, the covenant of the Borrower to pay interest at the rates provided herein shall not merge in any judgment relating to any obligation of the Borrower to the Lenders.
(e)    In no event shall any interest, fees or other amounts payable hereunder exceed the maximum rate permitted by Law. If any such interest or fee exceeds such maximum rate, such interest or fee shall be reduced to the maximum rate recoverable under Law assuming that the parties had agreed to such amount by contract.
(f)    The Borrower hereby waives, to the fullest extent it may do so under Law, any provisions of Law, including specifically the Interest Act (Canada) and the Judgment Interest Act (Alberta), which may be inconsistent with this Agreement.
(g)    The principle of deemed reinvestment of interest shall not apply to any interest calculation under this Agreement; all interest payments to be made hereunder shall be paid without allowance or deduction for deemed reinvestment or otherwise, before and after maturity, default and judgment. The rates of interest specified in this Agreement are intended to be nominal rates and not effective rates. Interest calculated hereunder shall be calculated using the nominal rate method and not the effective rate method of calculation.
(h)    For the purposes of the Interest Act (Canada):

(i)
whenever a rate of interest or other rate per annum hereunder is expressed or calculated on the basis of a year (the "deemed year") which contains fewer days than the actual number of days in the calendar year of calculation, such rate of interest shall be expressed as a yearly rate for purposes of the Interest Act (Canada) by multiplying such rate of interest by the actual number of days in the calendar year of calculation and dividing it by the number of days in the deemed year;

(ii)	whenever a rate of interest or other rate per annum hereunder is expressed or calculated on the basis of a year of 360 days, such rate of interest or other rate shall

31375638.9

be expressed as a rate per annum, calculated on the basis of a 365 day year, by multiplying such rate of interest or other rate by 365 and dividing it by 360;

(iii)
THE BORROWER ACKNOWLEDGES AND CONFIRMS THAT: (A) THIS AGREEMENT, INCLUDING SECTION 3.8 HEREOF AND THE CONSTITUENT DEFINITIONS HEREIN AND UNDER THE OTHER LOAN DOCUMENTS RELATING TO INTEREST AND OTHER AMOUNTS PAYABLE HEREUNDER AND THEREUNDER, SATISFIES THE REQUIREMENTS OF SECTION 4 OF THE INTEREST ACT (CANADA) TO THE EXTENT THAT SUCH SECTION 4 OF THE INTEREST ACT (CANADA) APPLIES TO THE EXPRESSION, STATEMENT OR CALCULATION OF ANY RATE OF INTEREST OR OTHER RATE PER ANNUM HEREUNDER OR UNDER ANY OTHER LOAN DOCUMENT; AND (B) THE BORROWER AND THE BORROWER'S SUBSIDIARIES ARE EACH ABLE TO CALCULATE THE YEARLY RATE OR PERCENTAGE OF INTEREST PAYABLE UNDER ANY LOAN DOCUMENT BASED ON THE METHODOLOGY SET OUT HEREIN AND UNDER THE OTHER LOAN DOCUMENTS, INCLUDING THIS SECTION 3.8 AND THE CONSTITUENT DEFINITIONS HEREIN AND UNDER THE OTHER LOAN DOCUMENTS RELATING TO INTEREST AND OTHER AMOUNTS PAYABLE HEREUNDER AND THEREUNDER; and

(iv)
THE BORROWER HEREBY IRREVOCABLY AGREES NOT TO, AND AGREES TO CAUSE EACH OF ITS SUBSIDIARIES NOT TO, PLEAD OR ASSERT, WHETHER BY WAY OF DEFENCE OR OTHERWISE, IN ANY PROCEEDING RELATING TO THE LOAN DOCUMENTS, THAT THE INTEREST PAYABLE UNDER THE LOAN DOCUMENTS AND THE CALCULATION THEREOF HAS NOT BEEN ADEQUATELY DISCLOSED TO THE BORROWER OR ANY SUBSIDIARY, WHETHER PURSUANT TO SECTION 4 OF THE INTEREST ACT (CANADA) OR ANY OTHER APPLICABLE LAW OR LEGAL PRINCIPLE.

ARTICLE 4
BANKERS' ACCEPTANCES
4.1    Form of Bankers' Acceptances
(a)    Each bankers' acceptance draft to be tendered by the Borrower for acceptance by a Lender will be drawn on a form acceptable to such accepting Lender.
(b)    The Face Amount of any Bankers' Acceptance tendered by the Borrower for acceptance by a Lender shall be in a minimum Face Amount stipulated in Section 2.3(a)(vi). If the Face Amount of a Bankers' Acceptance which would otherwise be accepted by a Lender would not be in multiples of Cdn. $100,000, such Face Amount shall be increased or decreased by the Agent in its sole discretion to Cdn. $100,000 or the nearest integral multiple of that amount, as appropriate.
(c)    The term to maturity of each draft drawn by the Borrower to be accepted as a Bankers' Acceptance shall, subject to market availability as determined by the Lenders, be the BA Period selected by the Borrower in the relevant Notice of Rollover/Conversion/Repayment, and each Bankers' Acceptance shall be payable and mature on the last day of the BA Period selected by the Borrower for such Bankers' Acceptance.
4.2    Purchase of Bankers' Acceptances
Unless the Borrower has elected pursuant to Section 4.6(c) to self-market a Bankers' Acceptance in question, each Lender, other than a Non-BA Lender, hereby agrees to purchase, or arrange for purchase of, at the BA Discount Rate, each Bankers' Acceptance to be accepted by it and to provide to the Agent for the account

31375638.9

of the Borrower for value on the date of purchase of such Bankers' Acceptance, by transfer to the Agent's Accounts, the BA Discount Proceeds for such Bankers' Acceptance less the BA Stamping Fee for such Bankers' Acceptance.
4.3    Depository Bills and Notes Act
If and for so long as the power of attorney referred to in Section 4.4(a) is in force with respect to each of the Lenders, it is intended that pursuant to the DBNA, all Bankers' Acceptances accepted by the Lenders under this Agreement will be issued in the form of a "depository bill" (as defined in the DBNA), deposited with a "clearing house" (as defined in the DBNA including CDS Clearing and Depository Services Inc. or its nominee CDS & Co.). In order to give effect to the foregoing, the Agent will, subject to the approval of the Borrower and the Majority Lenders, establish and notify the Borrower and the Lenders of any additional procedures, consistent with the terms of this Agreement and the DBNA, as are reasonably necessary to accomplish such intention, including:
(a)    any instrument held by the Agent for the purposes of Bankers' Acceptances will have marked prominently and legibly on its face and within its text, at or before the time of issue, the words "This is a depository bill subject to the Depository Bills and Notes Act (Canada).";
(b)    any reference to the authentication of the Bankers' Acceptance will be removed; and
(c)    any reference to the "bearer" will be removed and such Bankers' Acceptances will not be marked with any words prohibiting negotiation, transfer or assignment of it or of an interest in it.
4.4    Terms of Acceptance by Lenders
(a)    Power of Attorney. The Borrower hereby appoints each Lender, acting by any authorized signatory of such Lender, the attorney of the Borrower:
(i)    to execute, for and on behalf and in the name of the Borrower as drawer, and to endorse on its behalf, drafts in such Lender's standard form which constitute depository bills for the purpose of the DBNA (in the case of Lenders which are not Non-BA Lenders) and Discount Notes (in the case of Non-BA Lenders);
(ii)    to complete the amount, date, maturity date and, if applicable, Rollover Date of such Bankers' Acceptances (or Discount Notes as applicable); and
(iii)    if applicable, to deposit such Bankers' Acceptances which have been accepted by the Lender with a clearing house (as defined in the DBNA);
provided that such acts in each case are to be undertaken by such Lender strictly in accordance with instructions given to such Lender by the Borrower as provided in this Section 4.4(a). For certainty, signatures of any authorized signatory of such Lender may be mechanically reproduced in facsimile on Bankers' Acceptances (or Discount Notes as applicable) issued in accordance with Section 4.6 and such facsimile signatures will be binding and effective as if they had been manually executed by such authorized signatory of such Lender. Instructions from the Borrower to such Lender relating to the execution, completion, endorsement, discount and/or delivery by such Lender on behalf of the Borrower of Bankers' Acceptances (or Discount Notes as applicable) will be communicated by delivery to the Agent of a Notice of Rollover/Conversion/Repayment. This power of attorney may be withdrawn by the Borrower providing each Lender with two days written notice of such withdrawal.
(b)    Delivery and Payment.

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(i)    If the Borrower has withdrawn the power of attorney pursuant to Section 4.4(a), the Borrower will pre-sign and deliver to each Lender Bankers' Acceptance drafts (or Discount Notes as applicable) in sufficient quantity to meet the Borrower's requirements for anticipated Loans by way of Bankers' Acceptances.
(ii)    The Borrower waives presentment for payment and any defence to payment of any Bankers' Acceptances and the Borrower will not claim any days of grace for the payment at maturity of any Bankers' Acceptances.
(iii)    Any amount owing by the Borrower in respect of any Bankers' Acceptance which is not paid in accordance with the foregoing, will, as and from its maturity date, be deemed to be outstanding hereunder as a Prime Loan.
(c)    No Liability. The Lenders will not be liable for any damage, loss or improper use of any Bankers' Acceptance draft or Discount Note endorsed in blank except for any loss arising by reason of a Lender failing to use the same standard of care in the custody of such Bankers' Acceptance drafts or Discount Notes as each such Lender uses in the custody of its own property of a similar nature.
4.5    Co-ordination of BA Issues and BA Equivalent Advance
Each Lender shall advance its Pro Rata Share of each Advance by way of Bankers' Acceptances and BA Equivalent Advances in accordance with the following provisions:
(a)    the Agent, as soon as reasonably practicable following its receipt of a notice from the Borrower pursuant to Section 2.3 requesting an Advance by way of Bankers' Acceptances, shall (i) advise each BA Lender of the Face Amount of the Bankers' Acceptances to be accepted by it, and (ii) advise each Non-BA Lender of the Face Amount of its Notional Bankers' Acceptance. The aggregate Face Amount of the Bankers' Acceptances to be accepted by a BA Lender and the Face Amount of the Notional Bankers' Acceptance for each Non-BA Lender shall be determined by the Agent by reference to the respective Commitments of the Lenders under the Facility; provided that, if the Face Amount of a Bankers' Acceptance in the case of a BA Lender or the Face Amount of a Notional Bankers' Acceptance used to determine the amount of a BA Equivalent Advance in the case of a Non-BA Lender would not be $100,000 or a whole multiple thereof, the Face Amount shall be increased or reduced by the Agent in its sole discretion to the nearest whole multiple of $100,000;
(b)    whenever the Borrower requests an Advance that includes Bankers' Acceptances, each Non-BA Lender shall, in lieu of accepting its Pro Rata Share of such Bankers' Acceptances, make available to the Borrower on the Conversion Date or Rollover Date, as applicable, a BA Equivalent Advance in Cdn. Dollars and in an amount which would be equal to the BA Fee of the Bankers' Acceptances (which are referred to herein collectively as "Notional Bankers' Acceptances") that such Non-BA Lender would have been required to accept on the Conversion Date or Rollover Date, as applicable, if it were a BA Lender. Each Non-BA Lender shall also be entitled to deduct from the BA Equivalent Advance an amount equal to the applicable BA Discount Proceeds that would have been applicable to the Notional Bankers' Acceptance had it been a Bankers' Acceptance. Unless expressly provided herein or as otherwise required by context, all references to Bankers' Acceptances shall be deemed to include Notional Bankers' Acceptances and BA Equivalent Advances, and references to BA Lenders shall be deemed to include Non-BA Lenders;
(c)    subject to the terms and conditions of this Agreement, each BA Lender agrees to accept drafts issued by the Borrower pursuant to this Section 4.5 and, subject as provided in Section 4.6, purchase such Bankers' Acceptances discounted at the applicable BA Discount Rate. Each BA Lender shall provide the BA Discount Proceeds thereof to the Agent, less the BA Fee payable to such BA Lender. Each such BA Lender shall be entitled to sell, assign or otherwise transfer such Bankers' Acceptances to any third party without any notice to or the consent of the Borrower;

31375638.9

(d)    the Borrower hereby authorizes each BA Lender to complete, stamp, hold, sell, rediscount or otherwise dispose of all Bankers' Acceptances accepted by it in accordance with the instructions provided by the Borrower hereunder or pursuant to the power of attorney referred to in Section 4.4; and
(e)    if the Borrower requests that a BA Lender complete incomplete drafts pursuant to telephone instructions, such instructions are at the risk of the Borrower until confirmed in writing and the BA Lender shall not have any liability for any failure to carry out the same, in whole or in part, or for any error or omission in such instructions or the interpretation or execution thereof by such BA Lender.
4.6    Mechanics of Issuance
(a)    By 8:00 a.m. (Calgary time) on the applicable Conversion Date or Rollover Date involving a BA Issue, the Borrower shall be deemed to have authorized each Lender, other than any Lender that is a Non-BA Lender, to sign on behalf of the Borrower (if the power of attorney referred to in Section 4.4(a) remains in force with respect to such Lender), complete and accept, drafts drawn by the Borrower on such Lender in a principal amount at maturity equal to such Lender's Pro Rata Share (as adjusted pursuant to Sections 4.1(b) and 4.6(b)) of the aggregate amount of the Bankers' Acceptances specified by the Borrower in the relevant Notice of Rollover/Conversion/Repayment, as notified to the Lenders by the Agent.
(b)    Upon receipt by the Agent of a Notice of Rollover/Conversion/Repayment from the Borrower requesting a BA Issue, the Agent shall promptly notify the Lenders thereof and advise each Lender of the aggregate Face Amount of Bankers' Acceptances to be accepted by such Lender, the date of issue, the BA Period for such BA Issue and whether such Bankers' Acceptances are to be self-marketed by the Borrower or purchased by such Lenders for its own account and the BA Discount Proceeds and BA Stamping Fee in respect of the Bankers' Acceptances to be accepted by such Lender. The allocation among the Lenders of the Face Amounts of Bankers' Acceptances to be accepted by each Lender shall be determined by the Agent on a Pro Rata Basis provided that, when such allocation cannot be evenly made, such allocation shall be rounded by the Agent in its discretion in accordance with its normal money market practices.
(c)    Unless the Borrower has elected pursuant to Section 4.6(d) to have each Lender purchase for its own account the BA Issue in question to be accepted by it in respect of any Rollover or Conversion, on each Rollover Date or Conversion Date involving such BA Issue:

(i)	the Borrower shall obtain quotations from prospective purchasers regarding the sale of the Bankers' Acceptances and shall accept such offers in its sole discretion;

(ii)
by no later than 8:00 a.m. (Calgary time) on such date, the Borrower shall provide the Agent with details regarding the sale of the Bankers' Acceptances described in (i) above whereupon the Agent shall promptly notify the Lenders of the identity of the purchasers of such Bankers' Acceptances, the amounts being purchased by such purchasers, the BA Discount Proceeds for such Bankers' Acceptances less the BA Stamping Fees for such Bankers' Acceptances including each Lender's share thereof); and

(iii)
each Lender shall complete and accept in accordance with the Notice of Rollover/Conversion/Repayment delivered by the Borrower and (if applicable) advised by the Agent in connection with such issue, its share of the Bankers' Acceptances to be issued on such date.

(d)    The Borrower may, with respect to a BA Issue hereunder from time to time, elect in the Notice of Rollover/Conversion/Repayment delivered in respect of such BA Issue to have the Lenders purchase such Bankers' Acceptances for their own account. On each such Rollover Date or Conversion Date involving such BA Issue being so purchased by the Lenders: each Lender, other than a Non-BA Lender, shall complete and accept, in accordance with the Notice of Rollover/Conversion/Repayment delivered by

31375638.9

the Borrower and advised by the Agent in connection with such issue, its Pro Rata Share (as adjusted pursuant to Sections 4.1(b) and 4.6(b)) of the Bankers' Acceptances to be issued on such date and shall purchase such Bankers' Acceptances for its own account at a purchase price which reflects the BA Discount Rate applicable to such issue.
(e)    In respect of any Rollover of Bankers' Acceptances, in order to satisfy the continuing liability of the Borrower to a Lender for the Face Amount of maturing Bankers' Acceptances accepted by such Lender, such Lender shall receive and retain for its own account the BA Discount Proceeds of new Bankers' Acceptances issued on such Rollover, and the Borrower shall on the Rollover Date of the Bankers' Acceptances being rolled over pay to the Agent for the account of such Lender an amount equal to the difference between the Face Amount of the maturing Bankers' Acceptances and the BA Discount Proceeds from the new Bankers' Acceptances, together with the BA Stamping Fee payable to such Lender pursuant to Section 3.4.
(f)    In respect of any Conversion into Bankers' Acceptances, in order to satisfy the continuing liability of the Borrower to the Lenders for the amount of the converted Loan, each Lender shall receive and retain for its own account the BA Discount Proceeds of the Bankers' Acceptances issued upon such Conversion, and the Borrower shall on the Conversion Date pay to the Agent for the account of the Lenders an amount equal to the difference between the principal amount of the converted Loan and the aggregate BA Discount Proceeds from the Bankers' Acceptances issued on such Conversion, together with the BA Stamping Fee payable to the Lenders pursuant to Section 3.4.
(g)    Each Lender may at any time and from time to time hold, sell, negotiate, rediscount or otherwise dispose of any or all Bankers' Acceptances accepted and purchased by it for its own account.
4.7    BA Equivalent Advances
Notwithstanding the other provisions of this Article 4, a Non-BA Lender shall, in lieu of accepting and purchasing Bankers' Acceptances, make a BA Equivalent Advance. The amount of each BA Equivalent Advance shall be equal to the BA Discount Proceeds which would be realized from a hypothetical sale of those Bankers' Acceptances to such Non-BA Lender which such Lender would otherwise be required to accept and purchase as part of such a BA Issue. To determine the amount of such BA Discount Proceeds, the hypothetical sale shall be deemed to take place at the BA Discount Rate and using the BA Period for such BA Issue. Any BA Equivalent Advance shall be made on the relevant Conversion Date or Rollover Date, as the case may be, and shall remain outstanding for the term of the relevant Conversion into or Rollover of Bankers' Acceptances issued concurrently therewith. Concurrently with the making of a BA Equivalent Advance, a Non-BA Lender shall be entitled to deduct therefrom an amount equal to the BA Stamping Fee which such Lender would otherwise be entitled to receive pursuant to Section 3.4 as part of such BA Issue if such Lender was accepting Bankers' Acceptances, based on the amount payable on the Rollover Date of such BA Equivalent Advance. BA Equivalent Advances shall accrue interest at a per annum rate equal to the BA Discount Rate for the term of the BA Equivalent Advance. Upon the Rollover Date for such Bankers' Acceptances, the Borrower shall pay to each Non-BA Lender, in satisfaction of the BA Equivalent Advance and interest accrued thereon, an amount equal to the Face Amount of the Bankers' Acceptance which, but for this Section 4.7, such Lender would otherwise have been required to accept. All references in this Agreement to "Loans", "Bankers' Acceptances" and "BA Issue" shall, unless otherwise expressly provided herein or unless the context otherwise requires, be deemed to include BA Equivalent Advances made by a Non-BA Lender as part of a Conversion into or Rollover of Bankers' Acceptances. Each such Advance may be evidenced by a Discount Note executed by the Borrower.
4.8    Borrower Acknowledgements
In the event that the Borrower is marketing its own Bankers' Acceptances in accordance with Section 4.6(c), the Borrower hereby agrees that it shall make its own arrangements for the marketing and sale of the Bankers' Acceptances to be issued hereunder and that the Lenders shall have no obligation nor be responsible in

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that regard. The Borrower further acknowledges and agrees that the availability of purchasers for Bankers' Acceptances requested to be issued hereunder, as well as all risks relating to the purchasers thereof, are its own risk.
ARTICLE 5
[INTENTIONALLY DELETED]
ARTICLE 6
PAYMENTS
6.1    Repayment and Mandatory Prepayment of Loans
(a)    If the Equivalent Amount in Cdn. Dollars of the Outstanding Principal exceeds the aggregate Commitments for the Facility for any reason, the Borrower shall promptly, after receipt of notice from the Agent of such excess, repay or otherwise reduce the Outstanding Principal under the Facility by the amount of such excess. Notwithstanding the foregoing, if an excess referred to in this Section 6.1(a) is solely as a result of Exchange Rate fluctuations, then the Borrower shall not be obligated to reduce the Outstanding Principal under the Facility by the amount of such excess until the aggregate amount of such excess exceeds the Threshold Amount for five (5) consecutive Banking Days.
(b)    Subject to the other provisions hereof including, without limitation, any changes in the Applicable Pricing Margin, the Borrower shall be entitled to repay or prepay all or any portion of any Loan without premium or penalty; provided, however, that: (i) Bankers' Acceptances and BA Equivalent Advances may not be paid prior to their respective maturity date; and (ii) subject to Section 6.6, LIBOR Advances may not be paid prior to their respective maturity date.
(c)    Without limiting the Majority Lenders' right to cause the Agent to deliver notice to the Borrower pursuant to Section 11.2 hereof and demand repayment of the Loan Indebtedness under this Agreement, on the Maturity Date, the Borrower shall:
(i)    repay in full all Outstanding Principal owing to the Lenders; and
(ii)    repay all other Loan Indebtedness owing to the Lenders.
6.2    Payments - General
(a)    In anticipation of any repayment or prepayment of any Loan under the Facility, the Borrower shall deliver to the Agent a Notice of Rollover/Conversion/Repayment with the same prior notice that would apply if the Borrower was making a Rollover or Conversion of such Loan.
(b)    The Borrower authorizes and directs the Agent to automatically debit the applicable Borrower's Accounts for all amounts payable by the Borrower under this Agreement when due, including the repayment of principal and the payment of interest and fees and all charges agreed to by the Borrower for the maintaining of the Borrower's Accounts, and to credit the Borrower's Accounts for amounts, if any, to be repaid to the Borrower by the Lenders under this Agreement. The Agent shall, as soon as is practical after making any such debit or credit, inform the Borrower of the amount thereof and provide reasonable details of the calculation thereof.
(c)    All payments by the Borrower hereunder shall be made in immediately available freely transferable funds.
(d)    The Borrower shall make all payments required hereunder, whether by way of principal, interest or otherwise, without regard to any defence, counterclaim or right of set-off available to the Borrower and without withholding any Taxes. If the Borrower is required by Law to deduct any withholding Taxes from

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or in respect of any amounts payable under this Agreement (i) the amounts payable by the Borrower hereunder will be increased by the amount necessary so that after making all required deductions (including deductions applicable to additional sums payable under this Section 6.2(d)) the Agent and the Lenders will receive an amount equal to the sum they would have received had no such deductions been made, (ii) the Borrower will make such deductions and (iii) the Borrower will pay the full amount deducted to the relevant taxing authority or other Governmental Authority in accordance with applicable Law. Notwithstanding the foregoing, unless a Lender is an assignee in the circumstances contemplated in Section 15.2, the Borrower shall have no obligation to gross-up for Taxes withheld wholly because a Lender is a non-resident of Canada within the meaning of the Income Tax Act (Canada).
(e)    The obligation of the Borrower to make all payments required hereunder shall be absolute and unconditional and shall not be limited or affected by any circumstance, including, without limitation, any insolvency, bankruptcy, reorganization or similar proceedings by or against the Borrower.
(f)    Unless otherwise specifically provided for herein, if any payment required hereunder shall become due and payable on a day which is not a Banking Day, such payment shall be made on the next following Banking Day and any extension of time shall in such case be included in computing interest payable hereunder relating to such payment.
(g)    A repayment or prepayment of a BA Issue may occur only on the maturity date for such BA Issue.
6.3    Voluntary Prepayments
Subject to this Section 6.3, the Borrower may from time to time repay Advances outstanding under this Agreement without penalty, except that (a) Bankers' Acceptances and BA Equivalent Advances may not be paid prior to their respective maturity date; and (b) subject to Section 6.6, LIBOR Advances may not be paid prior to their respective maturity date. The Borrower shall provide notice of a prepayment of Advances outstanding under this Agreement in accordance with the comparable notice requirements for Conversions and Rollovers for the type of Advance being prepaid under the Facility, as set forth in Section 2.3. Each repayment under the Facility shall be in the minimum amount set forth in Section 2.3 for the type of Advance being prepaid under the Facility (or such lesser amount as may be acceptable to the Lenders, acting reasonably) and, in the case of reductions in excess thereof, in integral multiples based on the comparable multiples set forth in Section 2.3 in respect of Rollovers and Conversions for the type of Advance being prepaid under the Facility. The Borrower shall give the Agent prior written notice of each repayment of Advances substantially in the form of Schedule E.
6.4    Distribution Among the Lenders
Except as otherwise agreed by all of the Lenders in their sole discretion, and subject to Section 14.5 hereof, all monies and property received by the Lenders or the Administrative Agent for application in respect of the Loan Indebtedness and all monies received as a result of a realization upon the Security shall be applied and distributed proportionately to the Agent and the Lenders in the manner set forth below:
(a)    firstly, distributed proportionately to the Lenders and the Administrative Agent in accordance with amounts owing to each Lender and the Administrative Agent on account of the costs and expenses of enforcement and realization upon the Security; and
(b)    secondly, distributed, on a pari passu basis, to the Lenders on account of the Loan Indebtedness of the Borrower arising pursuant to this Agreement; and
(c)    the balance of the realization proceeds, if any, shall be paid to the Borrower or otherwise as may be required by Law.

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6.5    Application of Payments After Default
If an Event of Default exists, except as herein otherwise expressly provided, all payments made by the Borrower to a Lender hereunder shall be applied to such portion of the Loan Indebtedness as each Lender may select in its sole discretion or as otherwise required by Law.
6.6    Early Termination of LIBOR Periods
If the early termination of any LIBOR Advance is required hereunder, the Borrower will pay to the applicable Lenders all reasonable expenses and out-of-pocket costs incurred by such Lenders as a result of the early termination of the LIBOR Advance, including expenses and out-of-pocket costs incurred due to early redemption of offsetting deposits. If, in the sole discretion of a Lender, acting reasonably, any such early termination cannot be effected, the LIBOR Advance will not be terminated and the Borrower will continue to pay interest to the applicable Lenders, at the rate per annum applicable to such LIBOR Advance for the remainder of the applicable LIBOR Period. A written statement of the Agent as to the aggregate amount of such expenses and out-of-pocket costs shall be prima facie evidence of the amount thereof.
6.7    Early Termination of Bankers' Acceptances
Notwithstanding the other provisions of this Agreement respecting the prepayment of a Bankers' Acceptance prior to its maturity date, if the early termination of any Bankers' Acceptance is required hereunder, the Borrower shall deposit in cash in a Cash Collateral Account established with the Agent, on behalf of the Lenders, on terms and conditions satisfactory to the Agent, an amount equal to the aggregate maximum Face Amount available to be drawn under each such Bankers' Acceptance.
ARTICLE 7
SECURITY
7.1    Security
As continuing collateral security for the Loan Indebtedness, subject to Section 7.3 hereof, the Borrower, each Material Subsidiary and each Other Guarantor have executed and delivered, or shall execute and deliver, to the Agent, on behalf of itself and the Lenders, the following:
(a)    a Debenture from the Borrower in the principal amount of Cdn. $1,000,000,000, granting a first ranking Lien (and a floating charge over all real property) in and to all of its present and after acquired real and personal assets, property and undertaking, together with a Deposit Instrument in respect thereof;
(b)    a Debenture from the General Partner in the principal amount of Cdn. $1,000,000,000, granting a first ranking Lien (and a floating charge over all real property) in and to, subject to Section 7.7, all of its present and after acquired real and personal assets, property and undertaking, together with a Deposit Instrument in respect thereof;
(c)    a Guarantee from the General Partner;
(d)    if and when any other entity becomes a Material Subsidiary, within ten (10) Banking Days thereafter, the documents referred to below from such Material Subsidiary:
(i)    a Guarantee; and
(ii)    a Debenture in the principal amount of Cdn. $1,000,000,000, granting a first ranking Lien (and a floating charge over all real property) in and to all of its present and after acquired real and personal assets, together with a Deposit Instrument in respect thereof;

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(e)    an unsecured Guarantee from BEC and each of its direct and indirect Subsidiaries, other than the Loan Parties, which have executed and delivered Security (under and as defined in the BEC Credit Agreement) as of the date hereof;
(f)    if and when any Subsidiary of BEC (which is not a Loan Party) is required to execute and deliver Security (under and as defined in the BEC Credit Agreement), concurrently with the delivery of the same under the BEC Credit Agreement, an unsecured Guarantee from such Subsidiary;
(g)    if and when requested by the Agent, such documents and instruments providing a fixed Lien in accordance with Section 7.8; and
(h)    such other assignments, mortgages, charges, pledges and other security agreements, consents and acknowledgements (including negative pledges) as the Agent may reasonably require from time to time.
7.2    Continuing Guarantees and Security
The Guarantees and the other Security shall for all purposes be treated as separate and continuing guarantees and security and shall be deemed to have been given in addition to and not in place of any other guarantee or any security now held or hereafter acquired by the Agent or any Lender. No item or part of any Guarantee or any other Security shall be merged or be deemed to have been merged in or by any simple contract debt or any judgment, and any realization of or steps taken or pursuant to any Guarantee or any other Security shall be independent of and not create a merger with any other right available to the Agent or any Lender under this Agreement, any Guarantee or other Security, any other Loan Document held by it or them or at law or in equity.
7.3    Sharing Security
Subject to Section 6.4, the Borrower, the Agent and the Lenders agree and acknowledge that the Security is being shared among the Agent and the Lenders to secure the Loan Indebtedness on a pari passu basis, and that the Agent will hold the Security with respect to all Loan Indebtedness for the benefit of itself and the Lenders. For purposes of this Section 7.3, pari passu basis means, with respect to the Lenders and the Agent, the Loan Indebtedness of a Lender or the Agent (as applicable), relative to the aggregate of the Loan Indebtedness.
7.4    Exclusivity of Remedies
Nothing herein contained or in the Security now held or hereafter acquired by the Agent or the Lenders nor any act or omission of the Agent or the Lenders with respect to any such Security, will in any way prejudice or affect the rights, remedies or powers of the Agent or the Lenders with respect to any other security at any time held by the Agent or the Lenders.
7.5    Form of Security
The Security and all other agreements, documents and instruments referred to in Section 7.1 will be in such form or forms as will be required by the Agent acting reasonably. Should the Agent, acting reasonably, determine at any time and from time to time that the form and nature of the then existing Security is deficient in any way or does not fully provide the Agent and the Lenders with the Liens and priority to which each is entitled hereunder, the Borrower will forthwith execute and deliver or cause to be executed and delivered to the Agent, at the Borrower's expense, such amendments to the Security or provide such new security as the Agent may reasonably request.
7.6    After-Acquired Property of the Borrower and Material Subsidiaries

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All property acquired by or on behalf of the Borrower or a Material Subsidiary after the date of execution of the Security which forms part of the property of the Borrower or any Material Subsidiary (hereinafter collectively referred to as "After-Acquired Property"), will be subject to the charges and security interests of the Debentures and the other Security, without any further conveyance, mortgage, pledge, charge, assignment or other act on the part of such parties. Without limiting the effect of the preceding sentence, the Borrower will from time to time execute and deliver, or cause to be executed and delivered, and the Agent will register, all at the Borrower's expense, such instruments supplemental to the Security, in form and substance satisfactory to the Agent, acting reasonably, as may be necessary or desirable to ensure that the Security, as amended and supplemented, constitutes in favour of the Agent and the Lenders an effective fixed and floating charge or security interest over such After-Acquired Property as required hereunder, subject only to Permitted Liens which under applicable Law rank in priority thereto.
7.7    Property of General Partner Secured by the Security executed and delivered by the General Partner
Notwithstanding anything herein or in any of the Security executed and delivered by the General Partner, the Collateral secured by the Security executed and delivered by the General Partner shall only extend to: (a) prior to the contemplated amalgamation of the General Partner with Baytex Energy Ltd. to form a newly amalgamated Baytex Energy Ltd. (the "New General Partner"), all of the present and after acquired real and personal assets, property and undertaking of the General Partner in existence immediately prior to such amalgamation; and (b) thereafter, all of the real and personal assets, property and undertaking of Raging River Amalco in existence immediately prior to the amalgamation of the General Partner with Baytex Energy Ltd. to form the New General Partner and all other present and after acquired real and personal assets, property and undertaking of the New General Partner which it holds in its capacity as general partner for an on behalf of the Borrower pursuant to the limited partnership agreement made as of August 22, 2018 between Raging River Exploration Inc., as general partner, Baytex Energy (LP) Ltd. and those persons who from time to time are accepted as and become a limited partner or general partner of the partnership formed pursuant thereto.
7.8    Undertaking to Grant Additional Fixed Charge Security
If the Lenders, on reasonable grounds and in good faith, determine that there has been a Material Adverse Change, or if an Event of Default exists, the Borrower, at the request of the Agent, shall forthwith (and in any event not more than five (5) Banking Days after the receipt of such request) grant, or cause to be granted, to the Agent for the benefit of the Agent and the Lenders additional fixed charges to any charges already contained in a Debenture (subject only to Permitted Liens which under applicable Law rank in priority thereto) over such of the Borrower's and each Material Subsidiary's property as the Agent, in its sole discretion, determines as security for all then present and future Loan Indebtedness. In this connection, the Borrower will, or will cause the Material Subsidiaries to:
(a)    provide the Agent with such information as is reasonably required by the Agent to identify the additional property to be charged pursuant to this Section 7.8;
(b)    do all such things as are reasonably required to grant in favour of the Agent, on behalf of itself and the Lenders a fixed Lien (subject only to Permitted Liens which under applicable Law rank in priority thereto) in respect of such additional property to be so charged pursuant to this Section 7.8;
(c)    provide the Agent with all corporate or partnership, as applicable, resolutions and other action, as reasonably required, for the Borrower or a Material Subsidiary to grant to the Agent, on behalf of itself and the Lenders a fixed Lien (subject only to Permitted Liens which under applicable Law rank in priority thereto) in the property identified by the Agent to be so charged;
(d)    provide the Agent with such security instruments, legal opinions and other documents which the Agent, acting reasonably, deems are necessary to give full force and effect to this Section 7.8;

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(e)    assist the Agent in the registration or recording of such agreements and instruments in such public registry offices in Canada or any province thereof as the Agent, acting reasonably, deems necessary to give full force and effect to this Section 7.8; and
(f)    pay all costs and expenses incurred by the Agent in connection with the preparation, execution and registration of all agreements, documents and instruments, including any amendments to the Security, made in connection with this Section 7.8.
7.9    Registration of Security
The Security will be registered in such offices in Canada or any province thereof as the Agent may from time to time require to protect the Liens created thereby, provided that the Agent will not specifically register against real property titles to the P&NG Rights unless an Event of Default exists or the Majority Lenders, acting reasonably, determine in their sole discretion that there has been a Material Adverse Change, whereupon in either case the Majority Lenders may direct the Agent to effect such fixed charge registrations against all or any real property titles as they may direct, at the sole cost of the Borrower. The Borrower will assist the Agent in the registration or recording of such agreements and instruments in such public registry offices in Canada or any province thereof as the Agent, acting reasonably, deems necessary to give full force and effect to this Section 7.9.
7.10    Discharge of Security
(a)    The Liens granted pursuant to the Security over assets that are disposed of to a party that is not a Loan Party as part of or in connection with any Permitted Disposition hereunder or under any other Loan Document shall terminate automatically upon consummation of such sale with no further action by the Agent, and the Agent will, at the Borrower's request and expense, provide a release and discharge in respect of such disposed assets, provided that an officer of the Borrower shall have certified to the Agent in writing that the disposal of such assets constitutes a "Permitted Disposition" hereunder. The Agent and the Lenders will discharge forthwith, at the Borrower's expense, the Liens granted pursuant to the Security after all of the Loan Indebtedness have been unconditionally and irrevocably paid or satisfied in full and the Facility has been cancelled.
(b)    If any Subsidiary of BEC that is not a Loan Party no longer has Security (under and as defined in the BEC Credit Agreement) executed and delivered to the lenders and the administrative agent under and pursuant to the BEC Credit Agreement in accordance with the provisions thereof, then, the Agent will, at the Borrower's request and expense, provide a release and discharge in respect of the Guarantee provided by any such Subsidiary under Section 7.1(e) or Section 7.1(f) hereof.
7.11    PPSA Waiver
The Borrower hereby waives any requirement for the Agent or any Lender to provide copies of registrations, verification statements, financing statements, financing change statements or similar documents undertaken by the Agent or any Lender pursuant to the Personal Property Security Act (Alberta) or equivalent legislation in other jurisdictions.
7.12    Designation of Material and Unrestricted Subsidiaries
The Borrower shall from time to time, by notice in writing to the Agent (together with reasonable particulars which demonstrate compliance with the covenant in Section 9.1(o)), be entitled to designate that either:
(a)    an Unrestricted Subsidiary shall become a Material Subsidiary; or
(b)    a Material Subsidiary shall become an Unrestricted Subsidiary;

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provided that the Borrower shall not be entitled to designate that a Material Subsidiary shall become an Unrestricted Subsidiary if:
(c)    a Default or an Event of Default has occurred and is continuing; or
(d)    a Default or an Event of Default would result from or exist immediately after such a designation.
The Agent shall promptly circulate a revised Schedule I to all parties, and shall provide a release of any Guarantee and Security given by a Material Subsidiary that becomes an Unrestricted Subsidiary, in order to give effect to the provisions of this Section 7.12.
ARTICLE 8
REPRESENTATIONS AND WARRANTIES
8.1    Representations and Warranties
The General Partner and the Borrower, for and on behalf of itself and each Material Subsidiary, represents and warrants to the Agent and the Lenders as follows:
(a)    Organization and Power. The Borrower and each Material Subsidiary that is a partnership or trust is validly subsisting as a partnership or a trust under the laws of its jurisdiction of formation, is duly registered to carry on business in Relevant Jurisdictions (except to the extent failure to be so registered would not have a Material Adverse Change), and has the capacity and power to own its property and assets, to carry on its business, to execute and deliver the Loan Documents executed by it, to comply with the provisions thereof and to duly perform and observe all of its obligations thereunder, and the entering into, performance and observance by it of these obligations has been duly authorized by all necessary partnership action or trust action, as applicable. The General Partner and each corporate Material Subsidiary is a corporation validly subsisting and in good standing under the laws of its jurisdiction of incorporation, continuance or amalgamation, is duly registered to carry on business in all Relevant Jurisdictions (except to the extent failure to be so registered would not have a Material Adverse Change), and has the capacity and power to own its property and assets, to carry on its business, to execute and deliver the Loan Documents executed by it, to comply with the provisions thereof and to duly perform and observe all of its obligations thereunder, and the entering into, performance and observance by it of these obligations has been duly authorized by all necessary corporate action.
(b)    No Violation. The execution, delivery and performance by the General Partner, the Borrower and each Material Subsidiary of the Loan Documents to which it is a party will not violate any provisions of:
(i)    any applicable Law or Governmental Authorization of any Governmental Authority having jurisdiction,
(ii)    its Constating Documents, or
(iii)    any agreement, deed, undertaking or instrument to which it is a party or by which it or Collateral are bound except to the extent any violation would not individually or in the aggregate have a Material Adverse Change.
(c)    Enforceability. Each of the Loan Documents constitutes, or when executed and delivered by the General Partner, the Borrower or each Material Subsidiary (as applicable) will constitute, a legal, valid and binding obligation of such Person enforceable in accordance with its terms, except as enforceability may be limited by general principles of equity and bankruptcy, insolvency, reorganization or other laws affecting creditors' rights generally and by moratorium laws from time to time in effect.

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(d)    No Default. No Default or Event of Default exists, and neither the General Partner, the Borrower nor any Material Subsidiary is in default under any agreement to which it is a party or by which it is bound except for any such default which individually or in the aggregate would not have a Material Adverse Change.
(e)    Governmental Authorizations. The General Partner, the Borrower and each Material Subsidiary has obtained and maintained in full force and effect at all times all Governmental Authorizations which are reasonably necessary or advisable to conduct the business of the Borrower and each Material Subsidiary, except to the extent the failure to obtain or maintain such Governmental Authorizations would not have a Material Adverse Change.
(f)    Financial Statements. The Financial Statements delivered to the Agent hereunder in connection with this Agreement or the BEC Credit Agreement (or in connection with the negotiation of this Agreement) were prepared by the Borrower or BEC, as the case may be, in accordance with IFRS, fairly present the respective financial positions of the Borrower or BEC, as the case may be, at the date or dates thereof, and there has been no adverse change subsequent thereto which would have a Material Adverse Change.
(g)    Taxes. To the best of the Borrower's and the General Partner's knowledge, all of the Taxes required to be remitted by the Borrower, the General Partner and each Material Subsidiary to any Governmental Authority have been remitted, are currently up to date and there are no outstanding arrears, subject only to Permitted Contests or except to the extent failure to pay or remit would not cause a Material Adverse Change.
(h)    Compliance with Laws. To the best of the Borrower's and the General Partner's knowledge, the General Partner, the Borrower and each Material Subsidiary has complied with all Laws, including all Environmental Laws, relating to it, its assets, business and operations except to the extent that the failure to do so would not individually or in the aggregate have a Material Adverse Change, and:
(i)    the Borrower, the General Partner and each Material Subsidiary possesses all environmental licences, permits and other Governmental Authorizations necessary to conduct its business including operations at its properties and facilities, other than such licences, permits and other Governmental Authorizations the absence of which would not individually or in the aggregate have a Material Adverse Change,
(ii)    neither the Borrower, the General Partner nor any Material Subsidiary has received any notices to the effect that the operations or the assets of the Borrower or any Material Subsidiary on its real property are: (A) not in full compliance with all Environmental Laws, except to the extent that any failure to do so would not have, individually or in the aggregate, a Material Adverse Change or (B) the subject of any federal or provincial remedial or control action or order, or any investigation or evaluation as to whether any remedial action is needed to respond to a release or threatened release of any Hazardous Materials into the Environment or any facility or structure, except to the extent any failure to comply would not have a Material Adverse Change, and
(iii)    neither the Borrower, the General Partner nor any Material Subsidiary has received any notices or claims that it is or may be liable to any Person in any material amount (including any individual or government, whether federal, provincial, city or municipal) as a result of the Release or threatened Release of any Hazardous Materials into the Environment or into any facility or structure nor have there been any Releases, spills or discharges of any Hazardous Materials into the Environment or into any facility or structure, which after lapse of time, would give rise to any Environmental Claims which would have a Material Adverse Change nor is the Borrower, the General Partner or any Material Subsidiary aware that there is any basis for any such Environmental Claims being commenced nor has the Borrower or any Material Subsidiary ever been convicted, prior to the Effective Date, of any offence in respect of Environmental Claims.

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(i)    Subsidiaries. As at the Effective Date, all Subsidiaries of the Borrower (including all Material Subsidiaries) and all Subsidiaries of BEC are listed in Schedule I and the Borrower owns, directly or indirectly, 100% of the shares in the capital of each Material Subsidiary.
(j)    General Partner. The General Partner is the sole general partner of the Borrower. The General Partner: (i) has all necessary ability to own assets for and on behalf of the Borrower, to act as the general partner of the Borrower and to execute and deliver this Agreement and the other Loan Documents to which it or the Borrower is a party, for and on behalf of itself and the Borrower, and to perform its and the Borrower's obligations thereunder, and (ii) has taken all necessary action (including under the terms of the Borrower's Constating Documents) to execute and deliver each of the Loan Documents to which it or the Borrower is a party and to perform its and the Borrower's obligations thereunder.
(k)    Title to Assets. The Borrower and each Material Subsidiary has good and valid title to all of its rights, properties and assets, subject only to Permitted Liens and Minor Title Defect. The General Partner has good and valid title to all of its rights, properties and assets that it holds in its capacity as general partner of the Borrower in trust for and on behalf of the Borrower, subject only to Permitted Liens and Minor Title Defects.
(l)    Right to Grant Liens. The General Partner, the Borrower and each Material Subsidiary has the right to pledge, charge, mortgage or otherwise grant a Lien over their respective assets, property and undertaking to the Agent and the Lenders pursuant to the Security.
(m)    Outstanding Debt. The Borrower and the Material Subsidiaries do not have any outstanding Debt other than the Permitted Debt. As of the Effective Date there exists no default under the provisions of any instrument evidencing such Debt or of any agreement relating thereto including, without limitation, under the BEC Credit Agreement.
(n)    Outstanding Liens. Neither the Borrower, the General Partner (for and on behalf of the Borrower) nor any Material Subsidiary has granted any Liens (other than Permitted Liens) to any party other than the Agent that rank equal with or in priority to the Security.
(o)    Actions Pending. Except as disclosed in the Financial Statements, there are no material actions, suits or proceedings (whether or not purportedly on behalf of any Loan Party or any Other Guarantor) pending or, to the knowledge of the Loan Party or Other Guarantor, having made due inquiry, threatened against any Loan Party at law or in equity by or before any Governmental Authority and no Loan Party or Other Guarantor is in default with respect to any judgment, order, writ, injunction, decree, award, rule or regulation of any Governmental Authority, except in each case to the extent it could not reasonably be expected to cause a Material Adverse Change.
(p)    Insurance. The Borrower and the Material Subsidiaries have (or have maintained on their behalf) in full force and effect such policies of insurance as are required in order for the Borrower to be in compliance with its covenant in Section 9.1(m).
(q)    Full Disclosure. All engineering reports and other information provided by or on behalf of the Borrower to the Agent or any Lender in writing in connection with the negotiation of this Agreement and the assessment of the Facility are true and correct in all material respects, and there is no information known to the Borrower that would cause such information provided to the Agent or any Lender to be incorrect or misleading in any material respect as of the Effective Date. The Borrower and the Material Subsidiaries have given to the Lenders or the Agent all material information in the possession of or available to them and relevant to the assessment of the Facility and, in addition, all information necessary to make any statements contained herein not misleading in the light of the circumstances in which they were given, and there is no fact known to any Loan Party or Other Guarantor as of the date hereof that has not been disclosed by it to the Agent and the Lenders in writing that would reasonably be expected to have a Material Adverse Change.

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(r)    P&NG Contracts. The Borrower, the General Partner and each Material Subsidiary is presently duly performing and observing all material terms and provisions of, all documents, agreements and instruments affecting or relating to their respective P&NG Rights except for any default which would not have a Material Adverse Change.
(s)    Location; Relevant Jurisdictions. The chief executive office (for the purposes of the Personal Property Security Act (Alberta)) of the Borrower, the General Partner and each Material Subsidiary is located in Alberta. As of the Effective Date, the only Relevant Jurisdictions in which each Loan Party has material property or in which it carries on a material portion of its business are as set out in Schedule J hereto.
(t)    Fiscal Year. The Fiscal Year of the Borrower commences on January 1 of each year and ends on December 31 of each such year.
(u)    Pension Plans. As of the date of this Agreement, the Borrower and its Material Subsidiaries do not have a pension plan in place for its employees.
(v)    Operating and Deposit Accounts. As of the date of this Agreement, the only operating and deposit accounts of the Loan Parties (or any of them) are with National Bank of Canada or The Bank of Nova Scotia.
(w)    Interest Act (Canada) Representations and Warranties.
(i)    This Agreement, including Section 3.8 hereof and the constituent definitions herein and under the other Loan Documents relating to interest and other amounts payable hereunder and thereunder, satisfies the requirements of section 4 of the Interest Act (Canada) to the extent that such section 4 of the Interest Act (Canada) applies to the expression, statement or calculation of any rate of interest or other rate per annum hereunder or under any other a Loan Document.
(ii)    The Borrower, the other Loan Parties and the Other Guarantors are each able to calculate the yearly rate or percentage of interest payable under any Loan Document based on the methodology set out herein and under the other Loan Documents, including Section 3.8 hereof and the constituent definitions herein and under the other Loan Documents relating to interest and other amounts payable hereunder and thereunder.
(x)    AML Legislation; Sanctions.
(i)    None of the Loan Parties, nor any of the Other Guarantors nor any of their Subsidiaries (A) is, or will become a Sanctioned Person or (B) engages or will engage in any dealings or transactions, or is or will be otherwise associated, with any Sanctioned Person that would result in any violation of (x) any Sanctions or (y) applicable regulations, rules and executive orders administered by any Sanctions Authority.
(ii)    Each Loan Party, each Other Guarantor and its respective Subsidiaries is in compliance in all material respects with all AML Legislation and has conducted its business in compliance in all material respects with all AML Legislation.
(iii)    No Loan Party, Other Guarantor or their respective Subsidiaries is the subject of any investigation, inquiry or enforcement proceedings by any Governmental Authority regarding any offence or alleged offence under any AML Legislation, and no such investigation, inquiry or proceeding is pending or has been threatened.
8.2    Nature and Survival of Representations and Warranties

31375638.9

All statements contained in any certificate or other instrument delivered by or on behalf of the Borrower pursuant to or in connection with this Agreement, and all representations, warranties, covenants, indemnities and agreements contained in the Loan Documents, shall survive the execution and delivery of the Loan Documents, the making of Loans and the repayment of the Loan Indebtedness. All such representations and warranties contained in this Agreement shall be deemed to be repeated on the date of delivery of each Compliance Certificate (except for those representations and warranties which are expressly limited to the Effective Date) and the representation and warranty contained in Section 8.1(d) shall be deemed to be repeated on each Rollover Date and Conversion Date, subject only to such modifications as disclosed by the Borrower to the Agent and the Lenders and accepted in writing by the Lenders.
ARTICLE 9
COVENANTS
9.1    Positive Covenants
The General Partner and the Borrower, for and on behalf of itself and each Material Subsidiary, covenants and agrees with the Agent and the Lenders as follows:
(a)    Punctual Payment. The Borrower shall duly and punctually pay or cause to be paid the Loan Indebtedness at the times, at the places and in the manner specified herein.
(b)    Quarterly Reporting. Within 60 days after the end of each of the first three Fiscal Quarters, the Borrower shall provide the Agent with (i) quarterly unaudited consolidated Financial Statements of the Borrower, but only if such financial reporting is not consolidated into the quarterly financial reporting required under the BEC Credit Agreement, and (ii) a Compliance Certificate, provided, however, with respect to the reports and documents required in (i), such reports and documents may be provided by notice to the Agent that same have been posted on SEDAR.
(c)    Annual Reporting. Within 120 days after the end of each Fiscal Year, the Borrower shall provide the Agent with (i) annual unaudited and unconsolidated Financial Statements for each Material Subsidiary, but only if such financial reporting is not consolidated into the annual financial reporting required under the BEC Credit Agreement, (ii) annual audited consolidated Financial Statements of the Borrower, but only if such financial reporting is not consolidated into the quarterly financial reporting required under the BEC Credit Agreement, and (iii) a Compliance Certificate; provided, however, with respect to the reports and documents required in (i) and (ii), such reports and documents may be provided by notice to the Agent that same have been posted on SEDAR.
(d)    Engineering Reports:
(i)    Within 90 days after the end of each Fiscal Year, the Borrower shall provide the Agent with an Independent Engineering Report accompanied by, upon request in writing, an Officer's Certificate which certifies that, to the best of the officer's knowledge, information and belief (after due inquiry), ownership of the P&NG Rights and interests therein by the General Partner (on behalf of the Borrower), the Borrower and each of the Material Subsidiaries and any royalties or other encumbrances on such rights and interests is as set forth in such report. The foregoing Independent Engineering Report may be a segregated portion of the Independent Engineering Report (under and as defined in the BEC Credit Agreement) delivered from time to time to the agent and the lenders under the BEC Credit Agreement or shall include a separate report with respect to the P&NG Rights.
(ii)    Each Independent Engineering Report may be supplemented by all such other internal information as the Borrower or the Lenders, acting reasonably, may request or deem appropriate.
(iii)    The Borrower shall, and shall cause each Material Subsidiary to, if necessary, provide to each Lender sufficient internally prepared information to permit each Lender's respective

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engineering consultants to prepare economic engineering evaluations covering the Borrower's and each Material Subsidiary's property.
(e)    Notices and Filings. The Borrower shall provide to the Agent on a timely basis all material reports, notices and proxies which it sends to its unitholders or their respective shareholders or unitholders (as the case may be) concurrently with furnishing the same to such unitholders or shareholders.
(f)    Additional Information. At the written request of the Agent, the Borrower shall provide the Agent with the following:
(i)    forthwith following approval thereof by its directors and in any event within 90 days after the end of each Fiscal Year, a copy of the annual cash flow projections, production forecast and capital expenditure budget (on a consolidated basis) respecting the Borrower for the Fiscal Year in which they are delivered, including the estimated annual provision for site restoration and abandonment costs associated with its and each Material Subsidiary's oil and gas properties, but only if such projections and other reporting is not consolidated into the annual reporting required under the BEC Credit Agreement;
(ii)    reports on its exploration, development or acquisition programs; and
(iii)    such other reports, financial data and other information as may be reasonably requested in writing by the Agent from time to time.
All of the reporting documentation referred to in Sections 9.1(b), 9.1(c), 9.1(d), 9.1(e) and 9.1(f) above shall be provided to the Agent for distribution to the Lenders.

(g)    Maintenance and Operations. The Borrower shall, and shall cause each Material Subsidiary to, care for, maintain, protect and preserve its P&NG Rights, oilfield equipment and related assets in accordance with sound oil and gas industry practice in western Canada.
(h)    Existence. The General Partner and the Borrower shall, and shall cause each Material Subsidiary to, cause to be done all things necessary to maintain in good standing its corporate, partnership or trust existence, as applicable, and preserve and keep all of its agreements, rights, franchises, licences, operations, contracts or other arrangements in full force and effect, subject only to Permitted Liens and except to the extent failure to do so would not have a Material Adverse Change.
(i)    Conduct of Business. The General Partner and the Borrower shall, and shall cause each Material Subsidiary to, carry on and conduct its business in a proper and efficient manner, in accordance with good practices consistent with accepted industry practices and comply with all Laws including all Environmental Laws, relating to its assets, business and operations, if any non-compliance therewith individually or in the aggregate would have a Material Adverse Change.
(j)    Payment of Taxes. The General Partner and the Borrower shall, and shall cause each Material Subsidiary to, cause to be paid or discharged all lawful material Taxes, assessments and government charges or Liens imposed on earnings, labour or materials, subject only to Permitted Contests.
(k)    Notice of Certain Events. The Borrower shall, and shall cause each Material Subsidiary to, give the Agent prompt written notice of:
(i)    any Default or Event of Default;
(ii)    any Release, litigation, proceeding, claim or dispute affecting it which, if determined adverse to the interest of the Borrower, the General Partner or any Material Subsidiary, individually or in the aggregate would have a Material Adverse Change;

31375638.9

(iii)    any notice, order, decree or fine that it may receive or be ordered to pay with respect to any Environmental Law relating to its business, property or assets that individually or in the aggregate would have a Material Adverse Change;
(iv)    the occurrence of any default or event of default (however titled) under the BEC Credit Agreement, or under any other agreement or agreements between a Loan Party and any Person evidencing Debt in an aggregate amount exceeding the Threshold Amount, or under any Hedge Agreement, and which if, as a result of such event of default, such Person has the right to accelerate such Debt or Hedge Agreement or demand payment thereunder;
(v)    the institution of any litigation, suit or other proceeding involving the Borrower, the General Partner or any Material Subsidiary that, if adversely determined, might have a Material Adverse Change;
(vi)    any Lien (other than a Permitted Lien) which may become registered, filed or recorded against the rights or properties of any Loan Party, together with copies of all instruments and documents so registered, filed or recorded and the particulars of the claim to which such instruments or documents relate;
(vii)    the institution of any litigation involving claims against the Borrower, the General Partner or any Material Subsidiary greater than the Threshold Amount with respect to any single cause of action or of any adverse determination in the form of a written decision or interim order in any court proceeding in any litigation involving a potential liability to the Borrower, the General Partner or any Material Subsidiary greater than such amount with respect to any single cause of action which makes the likelihood of an adverse determination in such litigation against the Borrower or any Material Subsidiary substantially more probable; or
(viii)    any event or action which has or could reasonably be expected to have a Material Adverse Change.
(l)    Governmental Authorizations. The General Partner and the Borrower shall, and shall cause each Material Subsidiary to, obtain and maintain in full force and effect all Governmental Authorizations which are required or reasonably necessary to carry on its business, except to the extent that the failure to obtain and maintain such Governmental Authorizations would not individually or in the aggregate have a Material Adverse Change.
(m)    Insurance. The Borrower shall and shall cause each Material Subsidiary to maintain in full force and effect such policies of insurance issued by insurers of recognized standing insuring such properties and operations of the Borrower and the Material Subsidiaries, including protection against public liability, all-risk perils insurance, replacement cost insurance, and providing such coverages as would be maintained by a prudent oil and gas operator engaged in the same or similar business in the localities where such properties and operations are located, including the Agent as additional insured and first loss payee, and shall, if required, furnish the Agent with certificates or other evidence satisfactory to the Agent of compliance with the foregoing provisions.
(n)    Material Subsidiaries; Relevant Jurisdictions; Unsecured Guarantees. The Borrower shall promptly notify the Agent of the creation or existence of any new Material Subsidiary or any new Subsidiary of BEC (that is not a Loan Party) by delivering a new Schedule I, and the Borrower shall (i) within ten (10) Banking Days of its creation or existence cause such Material Subsidiary to execute in favour of the Lenders a Guarantee, secured by a Debenture and Deposit Instrument, (ii) ifsuch new Subsidiary of BEC is required to execute and deliver Security (under and defined in the BEC Credit Agreement), to execute in favour of the Lenders a Guarantee, (iii) cause to be provided such legal opinions and other documents and instruments in connection with the documents provided pursuant to (i) and (ii) hereof with respect to such Material Subsidiary and new Subsidiary of BEC as may be reasonably requested by the Agent. The

31375638.9

Borrower shall promptly notify the Agent of any change in the Relevant Jurisdictions by delivering a new Schedule J to the Agent within ten (10) Banking Days of commencing operations in such new Relevant Jurisdiction.
(o)    Consolidation and Subsidiary Ownership; General Partner Status. The Borrower shall ensure that it owns and controls, directly or indirectly, all of the outstanding capital stock and partnership interests in each of the Material Subsidiaries. The General Partner shall ensure that it is the sole general partner of the Borrower.
(p)    Books and Records. The Borrower shall, and shall cause each Material Subsidiary to, at reasonable times and upon reasonable written notice and at the Lenders' expense prior to the occurrence of an Event of Default, permit representatives of the Agent and the Lenders (or any of them) to examine the Borrower's or Material Subsidiary's books, accounts, records, the Collateral and other assets (provided that the representatives of the Agent and the Lenders (or any of them) shall be subject to all reasonable confidentiality requirements in respect of such examination).
(q)    Change of Name. The General Partner and the Borrower shall, and shall cause each Material Subsidiary to, notify the Agent at least twenty (20) days in advance of any change in its name or the location of its chief executive office, as such term is utilized in the Personal Property Security Act (Alberta).
(r)    Protection of Security. The General Partner and the Borrower shall and shall cause each Material Subsidiary to, do all things reasonably requested by the Agent to protect and maintain the Security and the priority thereof in relation to other Persons.
(s)    Environmental Audit. If the Agent, acting reasonably, determines after the occurrence of an Event of Default that the General Partner's, the Borrower's or any Material Subsidiary's obligations or other liabilities in respect of matters dealing with the protection or contamination of the Environment or the maintenance of health and safety standards would individually or in the aggregate reasonably be expected to have a Material Adverse Change then, at the written request of the Agent, the General Partner and/or the Borrower will, and will cause each Material Subsidiary to, assist the Agent in conducting an environmental audit of the property which is the subject matter of such obligations or liabilities, by an independent consultant selected by the Agent. The cost of such audit will be for the account of the Borrower, provided that the Agent will carry out such audit in consultation with the Borrower to expedite its completion in a cost effective manner. If such audit indicates that the Borrower, the General Partner or any Material Subsidiary is in breach, or with the passage of time is likely to be in breach, of any Environmental Laws and such breach or potential breach individually or in the aggregate would have, in the opinion of the Agent, acting reasonably, a Material Adverse Change, and without in any way prejudicing or suspending any of the rights and remedies of the Agent under the Loan Documents, the Borrower and/or the General Partner will, or will cause the applicable Material Subsidiary to, forthwith commence and diligently proceed to rectify or cause to be rectified such breach or potential breach, as the case may be, and will keep the Agent fully advised of the actions they intend to take and have taken to rectify such breach or potential breach and the progress they are making in rectifying same. The Agent will be permitted to retain, for the account of the Borrower, the services of a consultant to monitor the Borrower's, the General Partner's or the applicable Material Subsidiary's compliance with this Section 9.1(s).
(t)    Performance. The General Partner and the Borrower will, and will cause each Material Subsidiary to, as applicable, observe the terms of and perform its obligations under each of the Loan Documents to which it is a party.
(u)    Pension Plans. The Borrower shall, and shall cause each Material Subsidiary to, make all required payments in respect of funding each pension plan applicable to such Person and otherwise fully comply with all Laws governing or affecting such plans (including the federal laws of Canada and the laws of the Province of Alberta) if the failure to make such payments or so comply individually or in the aggregate

31375638.9

would have a Material Adverse Change, or could result in the imposition of any Lien (other than a Permitted Lien) on any of their respective assets.
(v)    Defend Title to Assets. The General Partner and the Borrower shall, and shall cause each Material Subsidiary to, maintain, protect and defend title to its Collateral and take all such acts and steps as are reasonably necessary or advisable at any time and from time to time to retain ownership by the Borrower, the General Partner and each Material Subsidiary of its assets and properties in good standing (other than Permitted Dispositions and such lease surrenders as any Material Subsidiary makes, or such lease expiration as any Material Subsidiary allows to occur, in the ordinary course of business and which could not reasonably be expected to have a Material Adverse Change).
(w)    IFRS. The Borrower and each Material Subsidiary shall keep and maintain books of account and other accounting records in accordance with IFRS.
(x)    Use of Advances. The Borrower shall utilize the Advances only for the applicable purposes stipulated in this Agreement.
(y)    Hedge Agreements. Concurrently with furnishing the Financial Statements pursuant to Sections 9.1(b) and 9.1(c), a report on the status of all outstanding Hedge Agreements, such report to be in a form and containing such information as may be required by the Agent, acting reasonably.
(z)    Maintain Accounts. Subject to the immediately following sentence, the Borrower (or the General Partner for and on its behalf) and each Material Subsidiary shall maintain all operating and deposit accounts with The Bank of Nova Scotia, other than any operating or deposit accounts required by the Borrower or any Material Subsidiary to be located where The Bank of Nova Scotia does not have a branch, provided that the aggregate amount of funds deposited in such other operating and deposit accounts shall not exceed $500,000 at any time. Notwithstanding the foregoing, each Loan Party shall cause all of its respective operating and deposit accounts which are not maintained with The Bank of Nova Scotia on the date hereof to be permanently closed and migrated to accounts maintained with The Bank of Nova Scotia by no later than December 31, 2018.
(aa)    Baytex Luxcos. Each of the Baytex LuxCos shall have delivered to the Agent, by no later than September 30, 2018:
(i)    executed copies of the Security Documents;
(ii)    a certificate confirming that:

(A)
it is not (I) subject to bankruptcy (faillite), insolvency, voluntary or judicial liquidation (liquidation volontaire ou judiciaire), composition with creditors (concordat préventif de la faillite), reprieve from payment (sursis de paiement), controlled management (gestion contrôlée) or (II) on the date hereof, in a state of cessation of payments (cessation de paiements) and has not lost its commercial creditworthiness (ébranlement de credit);

(B)	its managers have not made any application, petition, order or resolution for its administration or winding up;

(C)
it has not been served with an insolvency court’s order regarding protective measures taken as a consequence of a creditor’s application for the opening of insolvency proceedings with respect to its assets and has not otherwise been informed of such application;

31375638.9

(D)	it is not aware of any appointment of a receiver or administrator based on a filing for insolvency by its creditor;

(E)	it complies with the Luxembourg law dated 31 May 1999 on the domiciliation of companies, as amended; and

(F)	the utilisation and the related guaranteeing or securing, as appropriate, under the Security Documents to which it is a party, would not breach any guarantee, security or similar limit binding on it;

(iii)	an excerpt from the Luxembourg Register of Commerce and Companies dated no earlier than one (1) Banking Day prior to the date of the certificate referred to in 9.1(aa)(ii);

(iv)
a certificate of non-inscription of judicial decision (certificat de non-inscription d’une décision judiciaire) from the Luxembourg Register of Commerce and Companies dated no earlier than one (1) Banking Day prior to the date of this Agreement and stating that no judicial decision has been registered with the Luxembourg Register of Commerce and Companies by application of article 13, items 2 to 11 and 13 and article 14 of the Luxembourg law dated 19 December 2002 relating to the register of commerce and companies as well as the accounting and the annual accounts of companies, as amended; and

(v)
a favourable opinion of the Borrower's Counsel addressed to the Agent, the Lenders and Lenders' counsel and relating to the Baytex LuxCos, the execution, delivery and enforceability of the Security Documents executed by the Baytex LuxCos, the existence of all requisite approvals, non-conflict with laws and such other matters as may be reasonably requested by the Agent or its counsel;

9.2    Negative Covenants
The General Partner and the Borrower, for and on behalf of itself and each Material Subsidiary, covenants and agrees with the Agent and the Lenders that, without the prior written consent of the Lenders:
(a)    Limitation on Debt. The General Partner and Borrower shall not, and shall not permit any Material Subsidiary to incur, create or permit to exist any Debt, other than Permitted Debt.
(b)    Limitation on Liens. The General Partner and Borrower shall not, and shall not permit any Material Subsidiary to, create, issue, incur, assume or permit to exist any Lien upon any of its respective assets or property, other than Permitted Liens.
(c)    Limitation on Dispositions. The General Partner and Borrower shall not, and shall not permit any Material Subsidiary to, sell, transfer, assign, abandon, surrender, exchange, farmout, lease, sublease, convey or otherwise dispose of, or permit the sale, transfer, assignment, abandonment, surrender, exchange, farmout, lease, sublease, Sale and Lease-Back Transaction or conveyance or other disposition of any of the Collateral, other than Permitted Dispositions or if permitted under and in accordance with Section 9.2(g).
(d)    Limitation on Reorganizations. The General Partner and Borrower shall not, and shall not permit any Material Subsidiary to, enter into any transaction or series of transactions (including by way of reorganization, consolidation, amalgamation, merger, liquidation or otherwise) which would have the effect or which would otherwise result in all or substantially all of the Collateral becoming the property of any other

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Person, or in the case of an amalgamation, of the continuing corporation resulting therefrom; provided that a Loan Party may, without such consent, amalgamate, merge or consolidate with another Loan Party on the condition that:
(i)    no Default or Event of Default exists at the time of such amalgamation, merger or consolidation and no Default or Event of Default will result from such amalgamation, merger or consolidation;
(ii)    prior to or contemporaneously with the consummation of such amalgamation, merger or consolidation, the Borrower, the General Partner, any such Material Subsidiary and the successor entity, as applicable, will have executed such instruments (if any) and done such things as in the reasonable opinion of the Agent are necessary or advisable to establish that upon the consummation of such transaction:

(A)
the successor entity, if it is not the Borrower, will be a Material Subsidiary and will be a corporation, trust or partnership organized under the law of Canada or one of its provinces and will have assumed all the covenants and obligations of the Borrower or such Material Subsidiary under the Loan Documents;

(B)
the Loan Documents, as applicable, will be valid, binding and enforceable obligations of the successor entity entitling the Lenders and the Agent, as against the successor entity, to exercise all their rights and benefits thereunder;

(C)
if requested by the Agent, acting reasonably, legal opinions in form satisfactory to the Agent confirming the matters set forth in Sections 9.2(d)(i)(A) and (B) are provided by Borrower's Counsel and counsel to the Agent; and

(D)	no Material Adverse Change would reasonably be expected to occur as a result of such amalgamation, merger or consolidation.
(e)    Limitation on Distributions. The Borrower shall not, and shall not permit a Material Subsidiary to, declare, pay or make any Distribution, other than Permitted Distributions.
(f)    Limitation on Hedge Agreements. Neither the Borrower nor any Material Subsidiary shall enter into or maintain any Hedge Agreement unless such Hedge Agreement is entered into for hedging purposes only in the ordinary course of business and not for speculative purposes and complies with all restrictions, if any, contained in this Section 9.2.
(g)    Limitation on Sale and Lease-Back Transactions. The General Partner and the Borrower shall not, and shall not permit any Material Subsidiary to, enter into any arrangement with any Person providing for the leasing of property from such Person which property has been or is to be sold or transferred before that time by the Borrower, the General Partner or such Material Subsidiary to such Person (a "Sale and Lease-Back Transaction"), unless the proceeds to the Borrower, the General Partner or such Material Subsidiary of such sale are at least equal to the fair market value of such property and provided that the Equivalent Amount of the cumulative Debt of the Borrower and the Material Subsidiaries under all Sale and Lease-Back Transactions and Purchase Money Obligations does not exceed the Threshold Amount in the aggregate.
(h)    Change in Business. The Borrower shall not, and shall not permit any Material Subsidiary to, change in any material respect the nature of its business from the exploration for, and development, production, transportation and marketing of, Petroleum Substances.

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(i)    Change in Fiscal Year. The Borrower shall not change the end of its Fiscal Year from December 31.
(j)    Investments and Acquisitions. The Borrower shall not, and shall not permit any Material Subsidiary to, make any Investment or Acquisition, other than Permitted Investments and Acquisitions.
(k)    Material Subsidiaries. The Borrower shall not create or acquire any Material Subsidiary unless such Material Subsidiary provides a Guarantee secured by a Debenture and a Deposit Instrument, in accordance with Section 9.1(n).
(l)    Adverse Restrictions on Subsidiaries. The Borrower shall not permit any Material Subsidiary to enter into any indenture, agreement, instrument or other arrangement (other than the Loan Documents) that, directly or indirectly prohibits or restrains, or has the effect of prohibiting or restraining, or individually or in the aggregate imposes materially adverse conditions upon the declaration or payment of dividends by corporate Material Subsidiaries or distributions by partnership Material Subsidiaries to its partners.
(m)    Sale or Discount of Receivables. The Borrower shall not, and shall not permit any Material Subsidiary to, sell with recourse, or discount or otherwise sell for less than face value thereof (other than to the extent of finance and interest charges included therein), any of its notes or accounts receivable except notes or accounts receivable the collection of which is doubtful in accordance with IFRS.
(n)    Management Contract Prohibition. The General Partner and the Borrower shall not be or become, and shall not permit any Material Subsidiary to be or become, a party to any agreement providing for its directorship or any management functions to be conducted by or delegated to any Person other than the Borrower, the General Partner (in respect of the Borrower) or any Material Subsidiary.
(o)    Financial Assistance Prohibition. The General Partner and Borrower shall not, and shall not permit any Material Subsidiary to, provide any Financial Assistance to any Person other than to or for the benefit of the Borrower or a Material Subsidiary or unless such Financial Assistance qualifies as Permitted Debt.
9.3    Anti-Money Laundering and Anti-Terrorism Legislation
(a)    The General Partner and the Borrower each acknowledges that, pursuant to AML Legislation, the Lenders and the Administrative Agent may be required to obtain, verify and record information regarding the General Partner, the Borrower, its Subsidiaries, the Other Guarantors, their respective partners, directors, authorized signing officers, direct or indirect shareholders and unitholders or other Persons in control of the Borrower and/or the General Partner, and the transactions contemplated hereby. The General Partner and the Borrower shall each promptly provide all such information, including supporting documentation and other evidence, as may be reasonably requested by any Lender or the Administrative Agent, or any prospective assignee or participant of a Lender or the Administrative Agent, in order to comply with any applicable AML Legislation, whether now or hereafter in existence.
(b)    If the Administrative Agent has ascertained the identity of the Loan Parties or the Other Guarantors or any authorized signatories of the Loan Parties or Other Guarantors for the purposes of applicable AML Legislation, then the Administrative Agent:
(i)    shall be deemed to have done so as an agent for each Lender, and this Agreement shall constitute a "written agreement" in such regard between each Lender and the Administrative Agent within the meaning of applicable AML Legislation; and
(ii)    shall provide to each Lender copies of all information obtained in such regard without any representation or warranty as to its accuracy or completeness.

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Notwithstanding the preceding sentence and except as may otherwise be agreed in writing, each of the Lenders agrees that the Administrative Agent has no obligation to ascertain the identity of the General Partner, the Borrower or any authorized signatories of either of them on behalf of any Lender, or to confirm the completeness or accuracy of any information it obtains from the Loan Parties, the Other Guarantors or any such authorized signatory in doing so.
(c)    No part of the proceeds of any Advance or Loan will be used to fund any operations in, finance any investments or activities in, or make any payments to, a Sanctioned Person in any manner that would result in any violation by any person (including any Lender and the Agent) of: (i) any Sanctions, or (ii) applicable regulations, rules and executive orders administered by any Sanctions Authority.
(d)    None of the Loan Parties and none of the Other Guarantors (i) is, or will become a Sanctioned Person, or (ii) engages or will engage in any dealings or transactions, or is or will be otherwise associated, with any Sanctioned Person that would result in any violation of (x) any Sanctions or (y) applicable regulations, rules and executive orders administered by any Sanctions Authority.
ARTICLE 10
CONDITIONS PRECEDENT
10.1    Conditions Precedent to Effectiveness
(a)    As conditions precedent to this Agreement becoming effective on the Effective Date, the Borrower shall have delivered or caused to be delivered to the Agent the following:
(i)    an executed copy of this Agreement;
(ii)    executed copies of the Security Documents (other than in respect of the Baytex LuxCos);
(iii)    the Reorganization (other than the amalgamation of Raging River Amalco with Baytex Energy Ltd.) shall have occurred and the General Partner (for and on behalf of the Borrower) shall have certified the same to the Agent and the Lenders;
(iv)    a certificate of status or similar certificate in respect of each of the Loan Parties and the Other Guarantors (other than the Baytex LuxCos) that is a corporation;
(v)    a trade name/partnership search or similar search in respect of each of the Loan Parties and the Other Guarantors that is a partnership;
(vi)    a certified copy of the resolutions of the board of directors or equivalent of the General Partner, for and on behalf of itself and the Borrower, authorizing the execution, delivery and performance of this Agreement, and authority, and incumbency certificates for the Borrower and to which are attached true copies of all relevant Constating Documents, by-laws or related relevant agreements;
(vii)    a favourable opinion of the Borrower's Counsel addressed to the Agent, the Lenders and Lenders' counsel and relating to the General Partner, the Borrower, the Other Guarantors (other than the Baytex LuxCos), the execution, delivery and enforceability of this Agreement and the Security, the existence of all requisite approvals, non-conflict with laws and such other matters as may be reasonably requested by the Agent or its counsel;
(viii)    a favourable opinion of the Lenders' counsel addressed to the Agent and the Lenders and relating to the enforceability of this Agreement and such other matters as may be reasonably requested by the Agent;

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(ix)    payment of all agency and other fees and expenses agreed to between the Agent, the Sole Lead Arranger and the Borrower;
(x)    all such documentation and information reasonably requested from any Loan Party or Other Guarantor in connection with any AML Legislation as may be required in accordance with Section 9.3 hereof (including, for certainty, internal compliance requirements of each Lender); and
(xi)    such other documents, consents, acknowledgements and agreements as may be reasonably requested by the Agent or its counsel.
(b)    In addition, the following additional conditions precedent must also be satisfied or waived by the Lenders in writing:
(i)    no Default or Event of Default exists;
(ii)    the representations and warranties contained in Article 8 and in any other Loan Document shall be true and correct in all material respects as if made on such date;
(iii)    the Agent and the Lenders shall have completed and be satisfied with their financial, business, environmental, tax and legal due diligence review of the Loan Parties and the Other Guarantors; and
(iv)    no Material Adverse Change shall have occurred.
10.2    Waiver of Conditions Precedent
The conditions precedent set out in Section 10.1 are inserted for the sole benefit of the Lenders and may be waived only by unanimous consent of the Lenders, in whole or in part and with or without terms or conditions.
10.3    Form and Substance of Loan Documents
All Loan Documents, certificates, reports, opinions and other documentation which the Lenders are entitled to receive hereunder from time to time shall be in form and substance satisfactory to the Lenders and their counsel, acting reasonably, and shall be provided with sufficient numbers to enable the Agent to distribute at least one original thereof to each Lender.
ARTICLE 11
EVENTS OF DEFAULT
11.1    Events of Default
Each of the following events shall constitute an "Event of Default":
(a)    Payment. If the Borrower fails to pay all or any part of the Loan Indebtedness on the date such amount becomes due and payable hereunder.
(b)    Covenants. If any Loan Party or Other Guarantor fails to perform or observe any of its covenants and obligations under any of the Loan Documents, excluding the payment obligations referred to in (a) immediately above, and, other than in respect of the covenants and obligations set out in Sections 9.1(h), 9.1(o), 9.1(x), 9.1(aa) and 9.3, such default continues for at least thirty (30) days after the earlier of a Senior Officer of the Borrower first having knowledge thereof or written notice thereof being given by the Agent to the Borrower. If any Loan Party fails to perform or observe any of its covenants and obligations under set out in Sections 9.1(h), 9.1(o), 9.1(x), 9.1(aa) and 9.3 hereof.

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(c)    Representations. If any representation and warranty made by any Loan Party or any Other Guarantor in the Loan Documents proves to be incorrect or misleading in any material adverse respect when made or deemed to be made and such inaccuracy or misrepresentation continues for at least thirty (30) days after the earlier of a Senior Officer of the Borrower first having knowledge thereof or written notice thereof is given by the Agent to the Borrower.
(d)    Invalidity. If any of the Loan Documents is or becomes invalid or unenforceable and such invalidity or unenforceability continues for at least 15 days.
(e)    Insolvency. If:
(i)    any Loan Party or Other Guarantor shall:

(A)
become insolvent, or generally not pay its debts or meet its liabilities as the same become due, or suspend or threaten to suspend the conduct of its business, or admit in writing its inability to pay its debts generally, or declare any general moratorium on payment of its indebtedness or interest thereon, or propose a compromise or arrangement between it and any of its creditors;

(B)
make an assignment of its property for the general benefit of its creditors whether or not under the Bankruptcy and Insolvency Act (Canada), or make a proposal (or file a notice of its intention to do so) whether or not under such Act;

(C)
institute any proceeding seeking to adjudicate it an insolvent, or seeking compromise, arrangement, adjustment, protection, moratorium, relief, stay of proceedings of creditors generally (or any class of creditors), or composition of it or its debts under any other statute, rule or regulation relating to bankruptcy, winding-up, insolvency, administration, plans of arrangement, relief or protection of debtors (including the Bankruptcy and Insolvency Act (Canada), the Companies' Creditors Arrangement Act (Canada) and any applicable Business Corporations Act or Company Act);

(D)
apply for the appointment of, or the taking of possession by, a receiver, interim receiver, administrative receiver, receiver/manager, custodian, administrator, monitor, trustee, liquidator or other similar official for it or any material part of the Collateral; or

(E)	take any overt action to approve, consent to or authorize any of the actions described in this paragraph (e) or in paragraph (f) below; or
(ii)    any petition shall be filed, application be made or other proceeding be instituted by a third party against or in respect of any Loan Party or Other Guarantor:

(A)	seeking to adjudicate it an insolvent, or a declaration that an act of bankruptcy has occurred;

(B)	seeking a receiving order against it including under the Bankruptcy and Insolvency Act (Canada);

(C)
seeking liquidation, dissolution, winding-up, reorganization, administration, compromise, arrangement, adjustment, protection, moratorium, relief, stay of proceedings of creditors generally (or any class of creditors), or composition of it or its debts under any statute, rule or regulation relating

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to bankruptcy, winding-up, insolvency, administration, plans of arrangement, relief or protection of debtors (including the Bankruptcy and Insolvency Act (Canada), the Companies' Creditors Arrangement Act (Canada) and any applicable Business Corporations Act or Company Act); or

(D)
seeking the entry of an order for relief or the appointment of a receiver, interim receiver, administrative receiver, receiver/manager, custodian, administrator, trustee, liquidator or other similar official for it or any material part of the Collateral, and such petition, application or proceeding shall continue undismissed, or unstayed and in effect, for a period of ten (10) days after the institution thereof, provided that if an order, decree or judgment which is not stayed has been granted (whether or not entered or subject to appeal) against the Borrower or such Material Subsidiary thereunder in the interim, such grace period shall cease to apply.
(f)    Dissolution. Other than as permitted in Section 9.2(d), if proceedings are commenced for the dissolution, liquidation or winding up of any Loan Party or Other Guarantor unless such proceedings are subject to a Permitted Contest.
(g)    Business Suspension. If there exists a voluntary or involuntary suspension of business of any Loan Party which would have a Material Adverse Change.
(h)    Seizure. If action is taken by any creditor against any Loan Party to take possession of or enforce proceedings against any of the Collateral having a fair market value in excess of the Threshold Amount, unless such action is subject to a Permitted Contest and satisfactory security has been provided to the Agent.
(i)    Judgment. If any judgment for the payment of amounts in excess of the Threshold Amount is rendered against any Loan Party by a court of last resort and is not discharged or satisfied within ten (10) days from the date of imposition of such judgment.
(j)    Cross-Default. If any Loan Party fails to pay any Debt when due (whether at scheduled maturity or by required prepayment, acceleration, demand or otherwise) that, in the aggregate, is greater than or equal to the Threshold Amount, or if any Loan Party is in default under any other term or provision of any agreement evidencing or relating to any Debt in excess of the Threshold Amount, in the aggregate, which would allow such Debt to be accelerated and, if there is a grace period applicable thereto, such failure or default continues unremedied beyond the expiry of the grace period.
(k)    BEC Credit Agreement Cross-Default. Without limiting Section 11.1(j), if any Event of Default occurs under and as defined in the BEC Credit Agreement occurs.
(l)    Lien Default. If any Loan Party is in default under the terms and provisions of any contract, agreement or writing involving an amount in excess of the Threshold Amount, with any creditor in favour of whom a Lien exists on any Collateral, and, if there is a grace period applicable thereto, such failure continues on beyond the expiry of the grace period applicable thereto.
(m)    Priority of Security. except for Permitted Encumbrances, if any of the Security shall cease to be a valid first priority Lien against the property, assets and undertaking of any Loan Party as against third parties (and the same is not forthwith effectively rectified or replaced by such Loan Party).
(n)    Change of Control. If a Change of Control occurs.

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11.2    Acceleration, Demand and Termination of Rights
If any Default or Event of Default occurs which is continuing and has not been waived in writing in accordance with the terms hereof, no Lender shall be under any further obligation to make Advances or to accept drafts or bills of exchange as Bankers' Acceptances, and upon the occurrence of any Event of Default which is continuing and has not been waived, the Agent may give written notice to the Borrower declaring all or any of the Loan Indebtedness to be forthwith due and payable (the "Acceleration Notice") whereupon they shall become and be forthwith due and payable without presentment, demand, protest or further notice of any kind, all of which are hereby expressly waived by the Borrower; provided, however, the Agent shall be deemed to give such notice to the Borrower immediately upon the occurrence of an Event of Default described in Section 11.1(e).
11.3    Payment of Bankers' Acceptances
Immediately upon the making of a declaration by the Agent referred to in Section 11.2, the Borrower shall, without necessity of further act or evidence, be and become thereby unconditionally obligated to provide forthwith to the Agent, for the Lenders' benefit cash collateral equal to the full principal amount at maturity of all Bankers' Acceptances and Notional Bankers' Acceptances then outstanding and issued by each Lender, and the Borrower hereby unconditionally promises and agrees to deposit with the Agent, immediately upon such demand cash collateral in the amount so demanded. The Borrower authorizes the Agent, as the case may be, to debit its account with the amount required to pay such Bankers' Acceptances, notwithstanding that such Bankers' Acceptances and Notional Bankers' Acceptances may be held by a Lender in its own right at maturity. Amounts paid to the Agent pursuant to such a demand in respect of Bankers' Acceptances or Notional Bankers' Acceptances shall be applied against, and in respect of a demand by the Agent shall reduce, pro rata among the BA Lenders and the Non-BA Lenders, the obligation of the Borrower to pay amounts then or thereafter payable under such Bankers' Acceptances or Notional Bankers' Acceptances accepted or issued under the Facility at the times amounts become payable under or in respect thereof, as the case may be.
11.4    Remedies
Upon the making of a declaration contemplated by Section 11.2 the Security shall become immediately enforceable and the Lenders may direct the Agent to take such action or proceedings as the Lenders in their sole discretion deem expedient to enforce the same (such direction is herein referred to as an "Enforcement Notice"), all without any additional notice, presentment, demand, protest or other formality, all of which are hereby expressly waived by the Borrower.
11.5    Waivers
Subject to Section 14.1(e), the Majority Lenders may from time to time waive an Event of Default, absolutely or for a limited time and subject to such terms and conditions as such Majority Lenders may specify. No such waiver shall be construed to extend to the occurrence of any other Event of Default. Any such waiver may be given prospectively or retrospectively. No failure of the Agent or the Lenders to exercise, or delay by the Agent or the Lenders in exercising, any of its rights or remedies shall be construed as a waiver of any Event of Default.
11.6    Saving
None of the Lenders or the Agent shall be under any obligation to the Borrower or any other Person to realize any Collateral or enforce the Security or any part thereof or to allow any of the Collateral to be sold, dealt with or otherwise disposed of. None of the Lenders or the Agent shall be responsible or liable to the Borrower or any other Person for any loss or damage upon the realization or enforcement of, the failure to realize or enforce the Collateral or any part thereof or the failure to allow any of the Collateral to be sold, dealt with or otherwise disposed of or for any act or omission on their respective parts or on the part of any director, officer,

31375638.9

agent, servant or adviser in connection with any of the foregoing, except that the Lenders or the Agent will be responsible or liable for any loss or damage arising from the wilful misconduct or gross negligence of the Lenders or the Agent.
11.7    Perform Obligations
If an Event of Default has occurred and is continuing and if any Loan Party or Other Gurantor has failed to perform any of its covenants or agreements in the Loan Documents, the Lenders and/or the Agent may, on notice to such Loan Party or such Other Guarantor, but shall be under no obligation to perform, any such covenants or agreements in any manner deemed fit by the Lenders without thereby waiving any rights to enforce the Loan Documents. The reasonable expenses (including any legal costs) paid by the Lenders and/or the Agent in respect of the foregoing shall be added to and become part of the Loan Indebtedness and shall be secured by the Security.
11.8    Third Parties
No Person dealing with a Lender, the Agent or any agent of a Lender shall be concerned to inquire whether the Security has become enforceable, or whether the powers which such Lender or the Agent is purporting to exercise have been exercisable, or whether any Loan Indebtedness remain outstanding upon the security thereof, or as to the necessity or expediency of the stipulations and conditions subject to which any sale shall be made, or otherwise as to the propriety or regularity of any sale or other disposition or any other dealing with the collateral charged by such Security or any part thereof.
11.9    Remedies Cumulative
The rights and remedies of the Lenders under the Loan Documents are cumulative and are in addition to and not in substitution for any rights or remedies provided by law. Any single or partial exercise by the Lenders of any right or remedy for a default or breach of any term, covenant, condition or agreement herein contained shall not be deemed to be a waiver of or to alter, affect, or prejudice any other right or remedy or other rights or remedies to which the Lenders may be lawfully entitled for the same default or breach. Any waiver by the Lenders of the strict observance, performance or compliance with any term, covenant, condition or agreement herein contained, and any indulgence granted by the Lenders shall be deemed not to be a waiver of any subsequent default.
11.10    Notices of Events of Default
Each Lender agrees to promptly notify the Agent and the other Lenders of the occurrence of any Event of Default that it from time to time has actual notice of.
11.11    Set-Off or Compensation
In addition to and not in limitation of any rights now or hereafter granted by Law, the Lenders, or any of them, may at any time and from time to time upon notice to the Borrower set-off, combine accounts and compensate and apply any and all deposits, general or special, time or demand, provisional or final, matured or unmatured, in any currency, and any other indebtedness at any time owing by the Lenders or any of them, to or for the credit of or the account of the Borrower, against and on account of the Loan Indebtedness notwithstanding that any of them are contingent or unmatured. When applying a deposit or other amount owing to a Lender in a currency that is different than the currency of the Loan Indebtedness, such Lender will convert the deposit or other amount using the Exchange Rate in effect at the time of such conversion.
ARTICLE 12
CHANGE OF CIRCUMSTANCES
12.1    Increased Costs

31375638.9

(a)    If after the date hereof the introduction of or any change in any Laws or in the interpretation or application thereof by any Governmental Authority charged with the interpretation or administration thereof, or if compliance with any request or directive from any central bank or other fiscal, monetary or other authority (whether or not having the force of law) issued or otherwise coming into effect after the date hereof:
(i)    subjects a Lender to, or causes the withdrawal or termination of a previously granted exemption with respect to, any Taxes (other than Taxes on a Lender's income or capital (other than capital adequacy requirements) or Taxes incurred wholly because a Lender has ceased to be a resident of Canada within the meaning of the Income Tax Act (Canada)), or changes the basis of taxation of payments due to a Lender, or increases any existing Taxes (other than Taxes on a Lender's income or capital) on payments of principal, interest or other amounts payable by a Borrower to a Lender under this Agreement;
(ii)    imposes, modifies or deems applicable any reserve, liquidity, special deposit, regulatory or similar requirement against assets or liabilities held by, or deposits in or for the account of, or loans by a Lender, or any acquisition of funds for loans or commitments to fund loans or obligations in respect of undrawn, committed lines of credit or in respect of Bankers' Acceptances accepted by a Lender;
(iii)    imposes on a Lender or requires there to be maintained by a Lender any capital adequacy or additional capital requirements (including a requirement which affects a Lender's allocation of capital resources to its obligations) in respect of any Loans or obligation of the Lenders hereunder, or any other condition with respect to this Agreement; or
(iv)    directly or indirectly affects the cost to a Lender of making available, funding or maintaining any Loan or otherwise imposes on a Lender any other condition or requirement affecting this Agreement or any Loan or any obligation of a Lender hereunder;
and the result of (i), (ii), (iii) and (iv) above, in the determination of such Lender acting reasonably and in good faith, is:
(v)    to increase the cost to such Lender of performing its obligations hereunder with respect to any Loans;
(vi)    to reduce any amount received or receivable by such Lender hereunder or its effective return hereunder or on its capital in respect of any Loans; or
(vii)    to cause such Lender to make any payment with respect to or to forego any return on or calculated by reference to, any amount received or receivable by such Lender hereunder with respect to any Loans;
such Lender shall determine such additional cost, reduction in income or payment, without duplication, (the "Additional Compensation") and the Agent shall promptly notify the Borrower. Such Lender shall provide to the Agent who shall provide to the Borrower a photocopy of the relevant law, rule, guideline, regulation, treaty or official directive and a certificate of a duly authorized officer of such Lender setting forth the Additional Compensation and the basis of calculation thereof and for the purposes of calculating such amount such Lender shall treat the Borrower and the Facility in a manner consistent with comparable borrowers and transactions. If and to the extent that the Additional Compensation is payable to a Lender, the Borrower shall pay to such Lender on the next payment date hereunder such Additional Compensation calculated from the effective date of the relevant adoption or change; provided that in no event will the Borrower be required to retroactively compensate any Lender for Additional Compensation for a period longer than 90 days before the Borrower was notified of such Additional Compensation if such Lender had knowledge of such Additional Compensation during such period.

31375638.9

(b)    If the Borrower is notified that Additional Compensation is owed to a Lender, the Borrower shall have the right, upon at least three Banking Days irrevocable written notice to the Agent to repay to such Lender the relevant portion of any Loan on the date specified in such notice together with all interest accrued thereon to the date of repayment, the Additional Compensation if any to the date of payment and all other amounts, if any, payable for the account of such Lender hereunder in respect of such Loans (including any amounts payable under Article 13).
(c)    Each Lender shall use reasonable efforts to minimize the amount of Additional Compensation payable to it pursuant to this Section 12.1; provided that no Lender shall have any obligation to incur costs (other than incidental costs which are not material in the aggregate and in respect of which each Lender shall be entitled to be reimbursed by the Borrower) or take any action detrimental to its interests in connection therewith.
12.2    Illegality
Notwithstanding anything to the contrary herein contained, if on any date a Lender determines in good faith, which determination shall be conclusive and binding, that its ability to maintain or continue to offer any type(s) of Advances has become unlawful or impossible because:
(a)    of any change in applicable Laws, or in the interpretation or administration thereof by any Governmental Authority having jurisdiction in the matter; or
(b)    the imposition of any condition, restriction or limitation upon such Lender which is outside of its control, then such Lender shall give prompt written notice thereof to the Borrower and the Agent, and the Borrower shall forthwith (or at the end of such period as is permitted under the applicable Law) repay to such Lender all Outstanding Principal affected thereby, together with all unpaid interest accrued thereon to the date of repayment and all other expenses incurred in connection with the termination of any such Advance in accordance with this Section 12.2. If the Outstanding Principal affected thereby relates to outstanding Bankers' Acceptances, such Lender may require the Borrower to deposit in an interest bearing account with such Lender (with interest to accrue for the benefit of the Borrower) such amount as may be necessary to fully satisfy the contingent obligations of such Lender for all outstanding Bankers' Acceptances in accordance with the arrangements set out in Section 11.3 (excepting out all references to an Event of Default). The Borrower may utilize other forms of Advances not so affected in order to make any required repayment and, after any such repayment, the Borrower may elect to re-borrow the amount repaid by way of some other type of Advance upon complying with any other applicable requirements in this Agreement.
12.3    Market Disruption - BA Issues
Notwithstanding anything to the contrary herein contained, if on any date a Lender determines in good faith and acting reasonably, which determination shall be conclusive and binding on the Borrower, that its ability to make a requested BA Issue has become impracticable, or has been materially adversely affected, because there exists no adequate and fair measure to ascertain the BA Discount Rate for any BA Period for such BA Issue, then such Lender shall give prompt written notice thereof to the Borrower and the Agent and such Lender shall have no further obligation with respect to such requested BA Issue, provided that, the Borrower may elect to make a Rollover or Conversion in the amount originally requested by way of such BA Issue, by way of some other type of Advance upon compliance with the applicable Rollover or Conversion requirements set out herein.
12.4    Market Disruption - LIBOR Advances
Notwithstanding anything to the contrary herein contained, if on any date a Lender determines in good faith and acting reasonably, which determination shall be conclusive and binding on the Borrower, that:

31375638.9

(a)    adequate and reasonable means do not exist for ascertaining the LIBOR Rate applicable to a LIBOR Advance;
(b)    the LIBOR Rate does not adequately reflect the effective cost to the Lenders of making or maintaining a LIBOR Advance; or
(c)    the Lenders (or any of them) cannot readily obtain or retain funds in the London Interbank Eurodollar Market in order to fund or maintain any LIBOR Advance, then such Lender shall give prompt written notice thereof to the Borrower and the Agent and such Lender shall have no further obligation with respect to such requested LIBOR Advance, provided that, the Borrower may elect to make a Rollover or Conversion in the amount originally requested by way of such LIBOR Advance, by way of some other type of Advance upon compliance with the applicable Rollover or Conversion requirements set out herein.
12.5    Replacement Lender
If:
(a)    a Lender exercises its rights under Section 12.1(a) or Section 12.3;
(b)    the Borrower is required under Section 6.2(d) to deduct any withholding Taxes in respect of amounts owing to any Lender;
(c)    any Lender withholds its consent to any amendment, consent or determination requested by the Borrower which requires the approval of the Lenders and as a consequence thereof such amendment, consent or determination cannot be obtained; or
(d)    a Lender becomes a Defaulting Lender,
the Borrower may, treating each affected Lender rateably and in the same manner as other Lenders subject to similar circumstances, replace such Lender by reaching satisfactory arrangements with one or more existing Lenders or new Lenders that are acceptable to the Agent, acting reasonably, for the purchase of such Lender's Commitments as long as (i) such purchasing Lender unconditionally offers in writing (with copy to the Agent) to purchase all of the rights and obligations of the Lender being replaced under this Agreement including all outstanding Loans owed to such Lender for a purchase price equal to the aggregate Loan Indebtedness owed to the Lender being replaced (payable in immediately available funds), (ii) the obligations of the Borrower owing pursuant to Section 6.2(d), Section 12.1 and Section 12.3 to the Lender being replaced are paid in full to the Lender being replaced concurrently with such replacement, (iii) all requirements set forth in Article 15 with respect to such assignment are complied with, including the entering into of an Assignment Agreement and the payment by the purchasing Lender to the Agent (for the Agent's own account) of the assignment fee contemplated in Section 15.1(a).
ARTICLE 13
COSTS, EXPENSES AND INDEMNIFICATION
13.1    Costs and Expenses
The Borrower shall pay, upon demand by the Agent, all reasonable out-of-pocket costs and expenses incurred by the Agent and the Lenders (or any of them) in connection with the preparation, implementation, registration, initial syndication, administration and enforcement of this Agreement and the other Loan Documents to be delivered hereunder, whether or not any Advance has been made hereunder, including:

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(a)    all reasonable fees and out-of-pocket expenses of counsel to the Agent and the Lenders with respect to the foregoing;
(b)    all engineering costs, including, without limitation, future engineering costs;
(c)    all reasonable costs and expenses incurred in the performance of any due diligence performed hereunder prior to the Effective Date;
(d)    all reasonable costs and expenses of any syndication of the Facility (subject to prior consultation with the Borrower);
(e)    all reasonable costs and expenses incurred as a result of any failure by the Borrower, the General Partner or any Material Subsidiary to perform or observe its obligations contained in this Agreement or any of the other Loan Documents to be delivered hereunder; and
(f)    all reasonable costs and expenses of collection of amounts owing hereunder.
Any such costs and expenses remaining unpaid after demand shall bear interest at the Prime Rate in effect from time to time plus the Applicable Pricing Margin from time to time from the date such cost or expense was incurred until paid.
13.2    General Indemnity
In addition to any liability of the Borrower to any Lender or the Agent under any other provision hereof, the Borrower shall and does hereby indemnify each Lender and the Agent and their respective Affiliates, directors, officers, agents and employees (collectively, in this Section, the "Indemnified Parties") and hold each Indemnified Party harmless against any losses, claims, costs, damages or liabilities (including any expense or cost incurred in the liquidation and re-deployment of funds acquired to fund or maintain any portion of a Loan and reasonable out-of-pocket expenses and reasonable legal fees on a solicitor and his own client basis) incurred by the same as a result of or in connection with any Facility or the Loan Documents, including as a result of or in connection with:
(a)    any cost or expense incurred by reason of a liquidation or re-deployment in whole or in part of deposits or other funds required by any Lender to fund any Bankers' Acceptance or to fund or maintain any Loan as a result of the Borrower's failure to complete an Advance or to make any payment, repayment or prepayment on the date required hereunder or specified by it in any notice given hereunder;
(b)    subject to permitted or deemed Rollovers and Conversions, the Borrower's failure to provide for the payment to the Agent for the account of the Lenders of the full principal amount of each Bankers' Acceptance on its Rollover Date;
(c)    the Borrower's failure to pay any other amount, including any interest or fees, due hereunder on its due date after the expiration of any applicable grace or notice periods (subject, however, to the interest obligations of the Borrower hereunder for overdue amounts);
(d)    the prepayment of any outstanding Bankers' Acceptance or LIBOR Advance other than on the applicable Rollover Date of such Bankers' Acceptance or LIBOR Advance, as applicable;
(e)    the Borrower's failure to give any notice required to be given by it to the Agent or the Lenders hereunder;
(f)    the failure of the Borrower to make any other payment due hereunder;
(g)    any inaccuracy of the Borrower's representations and warranties contained in Article 8;

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(h)    any failure of the Borrower to observe or fulfil its covenants under Article 9;
(i)    the occurrence of any Default or Event of Default;
(j)    any inaccuracy or incompleteness of the Borrower's representations and warranties contained in Section 8.1(w); or
(k)    any failure of the Borrower to observe or fulfil its obligations under Section 3.8 (h)(iv), provided that this Section shall not apply to any losses, claims, costs, damages or liabilities that arise by reason of the gross negligence or wilful misconduct of the Indemnified Party claiming indemnity hereunder as determined by a court of competent jurisdiction in a final, non-appealable judgment. This Section shall survive repayment of the Loan Indebtedness.
13.3    Environmental Indemnity
The Borrower shall and does hereby indemnify and hold harmless the Agent and the Lenders (including a receiver, receiver-manager or similar Person appointed under applicable Law) and its and their respective Affiliates, officers, directors, employees and agents (collectively, in this Section, the "Indemnified Parties"), forthwith on demand by the Agent, from and against any and all claims, suits, actions, debts, damages, costs, losses, liabilities, penalties, obligations, judgments, charges, expenses and disbursements (including all reasonable legal fees and disbursements on a solicitor and his own client basis) of any nature whatsoever, suffered or incurred by the Indemnified Parties or any of them with respect to any Environmental Claims relating to the property of the Borrower or any of its Subsidiaries arising under any Environmental Laws as a result of the past, present or future operations of the Borrower or any of its Subsidiaries (or any predecessor in interest to the Borrower or any of its Subsidiaries) relating to the property of the Borrower or of its Subsidiaries, or the past, present or future condition of any part of the property of the Borrower or its Subsidiaries, whether owned, operated or leased by the Borrower or by any of its Subsidiaries, or any such predecessor in interest but excluding any Environmental Claims or liabilities relating thereto to the extent that such Environmental Claims or liabilities arise by reason of the gross negligence or wilful misconduct of the Indemnified Party claiming indemnity hereunder as determined by a court of competent jurisdiction in a final, non-appealable judgment. This Section shall survive the repayment of the Loan Indebtedness.
13.4    Currency Indemnity
Any payment made to or for the account of a Lender in respect of any amount payable by the Borrower in a currency (the "Tendered Currency") other than the currency in which such payment is due (the "Required Currency"), whether pursuant to any judgment or order of a court or tribunal or otherwise, shall constitute a discharge of the Borrower only to the extent of the amount of the Required Currency which may be purchased with such Tendered Currency at the time of payment at the Exchange Rate at such time. The Borrower covenants and agrees to and in favour of each Lender that it shall, as a separate and independent obligation which shall not be merged in any such judgment or order, pay or cause to be paid the amount not so discharged in accordance with the foregoing and indemnify and hold harmless each Lender against any loss or damage arising as a result of any such amount being paid in such Tendered Currency. A certificate of the Agent as to any such loss or damage shall be prima facie evidence of the amount thereof in the absence of manifest error.

ARTICLE 14
AGENCY AND ADMINISTRATION PROVISIONS
14.1    Authorization and Action

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(a)    Each Lender hereby irrevocably appoints and authorizes the Agent to be its agent in its name and on its behalf to exercise such rights or powers granted to the Agent or the Lenders under this Agreement to the extent specifically provided herein and on the terms hereof, together with such powers as are reasonably incidental thereto and the Agent hereby accepts such appointment and authorization. As to any matters not expressly provided for by this Agreement, the Agent shall not be required to exercise any discretion or take any action, but, subject to Section 14.11, shall be required to act or to refrain from acting (and shall be fully protected in so acting or refraining from acting) upon the instructions of the Majority Lenders and such instructions shall be binding upon all Lenders; provided, however, that the Agent shall not be required to take any action which exposes the Agent to liability in such capacity or which could result in the Agent incurring any costs or expenses, without provision being made for indemnity of the Agent by the Lenders against any loss, liability, cost or expense incurred, or to be incurred, or which is contrary to this Agreement or Laws.
(b)    Except as provided otherwise in Section 14.1(e), where the terms of this Agreement refer to any action to be taken hereunder or thereunder by the Lenders or to any such action that requires the consent, approval, satisfaction, agreement or other determination of the Lenders, the action taken by and the consent, approval, satisfaction, agreement or other determination given or made by the Majority Lenders shall constitute the action or consent, approval, agreement or other determination of the Lenders herein or therein referred to.
(c)    Except as provided otherwise in this Section 14.1, the Agent shall have the right to take such actions as it deems necessary, or to refrain from taking such actions or to give agreements, consents, approvals or instructions to the Borrower, the General Partner or any Material Subsidiary, or any of them, on behalf of the Lenders in respect of all matters referred to in or contemplated by this Agreement.
(d)    Except as provided otherwise in Section 14.1(e) or where this Agreement expressly requires that any matter be determined or consented to by all the Lenders, any provision of this Agreement may be amended only if the Borrower and the Majority Lenders so agree in writing and any Default or Event of Default may be waived before or after it occurs only if the Majority Lenders so agree in writing.
(e)    Any amendment, extension or waiver of, or consent or determination relating to, the terms of this Agreement which changes or relates to:
(i)    an increase to the amount of the Commitments, or any Lender's Commitments;
(ii)    a decrease in the rates, or an extension in the dates of payment, of interest payable hereunder;
(iii)    a decrease in the amount, or an extension in the dates of payment, of fees payable hereunder except for agency fees payable pursuant to Section 3.6;
(iv)    the dates or amounts of repayment of principal required hereunder (including any extension to the Maturity Date);
(v)    the types of Loans available hereunder;
(vi)    a release or subordination of the Security Documents not specifically contemplated hereunder;
(vii)    the definition of "Majority Lenders";
(viii)    an assignment or transfer by the Borrower or the General Partner of any or all of its respective rights and obligations under this Agreement not specifically permitted by this Agreement;

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(ix)    Sections 6.4, 9.2(b) or 9.2(c) or this Section 14.1(e); or
(x)    any provision hereof contemplating or requiring "unanimous" consent, approval or agreement of the Lenders;
shall require the unanimous consent in writing of all the Lenders; and any amendment or waiver which changes or relates to the rights or obligations of the Agent shall also require the agreement of the Agent thereto in writing.
(f)    Provided that an Event of Default exists, the Agent shall declare an Event of Default and demand payment of any or all of the Loan Indebtedness when directed to do so by the written notice of the Majority Lenders.
14.2    Procedure for Making Advances
(a)    Except as expressly otherwise provided herein, all Advances made by the Lenders will be made in accordance with each Lender's Pro Rata Share of such Advance.
(b)    The Agent will not be liable for any damages, claims or costs which may be suffered by the Borrower or the Subsidiaries or any of the Lenders occasioned by the failure of a Lender to make an Advance or the failure of any Advance to reach its designated destination, unless such failure is due to the gross negligence or wilful misconduct of the Agent as determined by a court of competent jurisdiction in a final, non-appealable judgment.
(c)    Unless the Agent has been notified by a Lender at least one (1) Banking Day prior to an Advance requested by the Borrower that such Lender will not make available to the Agent its Pro Rata Share of the relevant Advance, the Agent may assume that such Lender has made or will make such portion of the Advance available to the Agent on the date of such Advance in accordance with the provisions hereof and the Agent may, but shall be in no way obligated to, in reliance upon such assumption, make available to the Borrower on such date a corresponding amount. If and to the extent such Lender shall not have so made its Pro Rata Share of an Advance available to the Agent, such Lender agrees to pay to the Agent forthwith on demand such Lender's Pro Rata Share of such Advance and all reasonable costs and expenses incurred by the Agent in connection therewith together with interest thereon (at the rate payable hereunder by the Borrower in respect of such Advance or, in the case of funds made available in anticipation of a Lender remitting proceeds of a Bankers' Acceptance, at the rate of interest per annum applicable to a Prime Loan) for each day from the date such amount is made available to the Borrower until the date such amount is paid to the Agent; provided, however, that notwithstanding such obligation if such Lender fails to so pay, the Borrower covenants and agrees that, without prejudice to any rights the Borrower may have against such Lender, it shall repay such amount to the Agent forthwith after demand therefor by the Agent. The amount payable to the Agent pursuant hereto shall be set forth in a certificate delivered by the Agent to such Lender and the Borrower (which certificate shall contain reasonable details of how the amount payable is calculated) and shall be prima facie evidence thereof, in the absence of manifest error. If such Lender makes the payment to the Agent required herein, the amount so paid shall constitute such Lender's Pro Rata Share of the Advance for purposes of this Agreement.
14.3    Disclaimer of Agent
(a)    The Agent will not be liable for any damages, claims or costs which may be suffered by the Borrower or the Subsidiaries or any of the Lenders occasioned by the failure of a Lender to make an Advance or the failure of any Advance to reach its designated destination, unless such failure is due to the gross negligence or wilful misconduct of the Agent as determined by a court of competent jurisdiction in a final, non-appealable judgment.

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(b)    The Agent makes no representation or warranty, and assumes no responsibility with respect to the due execution, legality, validity, sufficiency, enforceability or collectability of this Agreement or any other Loan Document. The Agent assumes no responsibility for the financial condition of any Loan Party or Other Guarantor or for the performance of the obligations of any Loan Party or Other Guarantor under this Agreement or any other Loan Document. The Agent assumes no responsibility with respect to the accuracy, authenticity, legality, validity, sufficiency or enforceability of any documents, papers, materials or other information furnished by any Loan Party or Other Guarantor to the Agent. The Agent shall not be required to ascertain or inquire as to the performance or observance of any of the terms, conditions, provisions, covenants or agreements contained herein or as to the use of the proceeds of the Facility or of the existence or possible existence of any Default or Event of Default. Neither the Agent nor any of its directors, officers, agents or employees shall be liable for any action taken or omitted to be taken by it or them as Agent under or in connection with the Agreement except for its or their own gross negligence or wilful misconduct. With respect to its Commitments, the Lender acting as Agent shall have the same rights and powers hereunder as any other Lender, and may exercise the same as though it were not performing the duties and functions delegated to it as Agent hereunder.
14.4    Defaulting Lenders
(a)    Unless the Agent has been notified by a Lender at least one (1) Banking Day prior to the date of an Advance requested by the Borrower that such Lender will not make available to the Agent its Pro Rata Share of the relevant Advance, the Agent may assume that such Lender has made or will make such portion of the Advance available to the Agent on such date in accordance with the provisions hereof and the Agent may, but shall be in no way obligated to, in reliance upon such assumption, make available to the Borrower on such date a corresponding amount. If and to the extent such Lender shall not have so made its Pro Rata Share of an Advance available to the Agent, such Lender agrees to pay to the Agent forthwith on demand such Lender's Pro Rata Share of such Advance and all reasonable costs and expenses incurred by the Agent in connection therewith together with interest thereon (at the rate payable hereunder by the Borrower in respect of such Advance or, in the case of funds made available in anticipation of a Lender remitting proceeds of a Bankers' Acceptance, at the rate of interest per annum applicable to a Prime Loan) for each day from the date such amount is made available to the Borrower until the date such amount is paid to the Agent; provided, however, that notwithstanding such obligation if such Lender fails to so pay, the Borrower covenants and agrees that, without prejudice to any rights the Borrower may have against such Lender, it shall repay such amount to the Agent forthwith after demand therefor by the Agent. The amount payable to the Agent pursuant hereto shall be set forth in a certificate delivered by the Agent to such Lender and the Borrower (which certificate shall contain reasonable details of how the amount payable is calculated) and shall be prima facie evidence thereof, in the absence of manifest error. If such Lender makes the payment to the Agent required herein, the amount so paid shall constitute such Lender's Pro Rata Share of the Advance for purposes of this Agreement.
(b)    Notwithstanding the provisions of Section (a), if any Lender fails to make available to the Agent its Pro Rata Share of any Advance, which for greater certainty includes a deemed Advance (such Lender being herein called the "Non-Paying Lender"), the Agent shall forthwith give notice of such failure by the Non-Paying Lender to the Borrower (except where such failure relates to a deemed Advance) and to the other Lenders. The Agent shall then forthwith give notice to the other Lenders that any Lender may make available to the Agent all or any portion of the Non-Paying Lender's Pro Rata Share of such Advance (but in no way shall any other Lender or the Agent be obliged to do so) in the place of the Non-Paying Lender. If more than one Lender gives notice that it is prepared to make funds available in the place of a Non-Paying Lender in such circumstances and the aggregate of the funds which such Lenders (herein collectively called the "Contributing Lenders" and individually called the "Contributing Lender") are prepared to make available exceeds the amount of the Advance which the Non-Paying Lender failed to make, then each Contributing Lender shall be deemed to have given notice that it is prepared to make available its Pro Rata Share of such Advance based on the Contributing Lenders' relative commitments to advance in such circumstances. If any Contributing Lender makes funds available in the place of a Non-Paying Lender in such circumstances, then the Non-Paying Lender shall pay to the Agent on behalf of any Contributing Lender

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making the funds available in its place, forthwith on demand, any amount advanced on its behalf together with interest thereon at the rate applicable to such Advance from the date of advance to the date of payment, against payment by the Contributing Lender making the funds available of all interest received in respect of the Advance from the Borrower. The failure of any Lender to make available to the Agent its Pro Rata Share of any Advance as required herein shall not relieve any other Lender of its obligations to make available to the Agent its Pro Rata Share of any Advance as required herein.
(c)    Notwithstanding any provision of this Agreement to the contrary, if any Lender becomes a Defaulting Lender, either as a result of being a Non-Paying Lender or otherwise, then the following provisions shall apply for so long as such Lender is a Defaulting Lender:
(i)    a Defaulting Lender shall not be included in determining whether, and Commitment and Pro Rata Share of such Defaulting Lender under the Facility or shall not be included in determining whether, all Lenders or the Majority Lenders (as applicable), have taken or may take any action hereunder, provided that any waiver, amendment or modification requiring the consent of all Lenders or each affected Lender that affects such Defaulting Lender differently than other affected Lenders shall require the consent of such Defaulting Lender;
(ii)    subject to Section 14.4, for the purposes of any Advance requested hereunder while there is a Defaulting Lender, each Lender's Pro Rata Share thereof shall be calculated based on such Lender's Commitment under the Facility relative to the Commitment reduced by the Commitment under the Facility of the Defaulting Lender, provided that, for greater certainty, no Lender shall be required to exceed its Commitment under Facility and the Defaulting Lender shall not receive any fees, interest or other compensation with respect to such Advances;
(iii)    the Agent may, to the extent permitted by applicable Law, require such Defaulting Lender to pay to the Agent for deposit into an escrow account maintained by and in the name of the Agent an amount equal to such Defaulting Lender's maximum contingent obligations hereunder to the Agent;
(iv)    the Agent may withhold any payments owing to such Defaulting Lender for set-off against such Defaulting Lender's existing or reasonably foreseeable future obligations hereunder; and
(v)    for the avoidance of doubt, the Borrower shall retain and reserve its other rights and remedies respecting each Defaulting Lender.
14.5    Remittance of Payments
Except for amounts payable to the Agent for its own account and except where this Agreement otherwise requires or contemplates payments to be made on a non-Pro Rata Basis, forthwith after receipt of any repayment of principal, interest or fees pursuant hereto, the Agent shall remit to the Designated Lending Branch of each Lender its Pro Rata Share of such payment (or, if Section 6.1 applies, the applicable Lender's share of such payment as specified in such Section); provided that, if the Agent, on the assumption that it will receive on any particular date a payment of principal, interest or fees hereunder, remits to a Lender its share of such payment and the Borrower fails to make such payment, each of the Lenders on receipt of such remittance from the Agent agrees to repay to the Agent forthwith on demand an amount equal to the remittance together with all reasonable costs and expenses incurred by the Agent in connection therewith and interest thereon at the rate and calculated in the manner customarily applicable to interbank payments for each day from the date such amount is remitted to the Lenders without prejudice to any right such Lender may have against the Borrower. The exact amount of the repayment required to be made by the Lenders pursuant hereto shall be as set forth in a certificate delivered by the Agent to each Lender, which certificate shall be conclusive and binding for all purposes in the absence of manifest error.
14.6    Redistribution of Payment

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If a Lender (an "Overpaid Lender") shall obtain any payment (an "Excess Payment"), whether voluntary, involuntary, through the exercise of any right of set-off or otherwise (other than any amounts expressly permitted to be paid solely to such Lender pursuant to this Agreement), to be applied on account of any portion of the Loan Indebtedness owed to it in excess of its share thereof as provided for hereunder, then, subject to any requirement of such Overpaid Lender to use such Excess Payment under and pursuant to the terms of the BEC Credit Agreement:
(a)    such Overpaid Lender shall immediately pay to the Agent an amount equal to the Excess Payment, together with interest thereon at a rate determined in accordance with such Overpaid Lender's usual banking practice in respect of deposits of amounts comparable to the amount of such payment at the time such payment is made, whereupon the Agent shall notify the Borrower of such amount and of its receipt by the Agent;
(b)    the Agent shall remit to each Lender (other than the Overpaid Lender) its share of such Excess Payment (calculated without reference to the share of the Overpaid Lender); and

(c)	14.6.2 as between the Borrower and the Overpaid Lender, the Excess Payment shall, except as provided in paragraph (ii) below, be treated as not having been paid; and
(i)    as between the Borrower and each Lender (other than the Overpaid Lender), the applicable share of the Excess Payment shall be treated as having been paid to each such Lender on the date such Excess Payment was made to the Overpaid Lender;
provided that if all or any portion of such Excess Payment is subsequently required to be repaid by the Overpaid Lender to the Borrower, each other Lender will promptly repay to the Agent for the account of such Overpaid Lender an amount equal to any amount which such other Lender had received pursuant to this Section.
14.7    Duties and Obligations
Neither the Agent nor any of its directors, officers, agents or employees (and, for purposes hereof, the Agent shall be deemed to be contracting as agent and trustee for and on behalf of such persons) shall be liable to the Lenders for any action taken or omitted to be taken by it or them under or in connection with this Agreement except for its or their own gross negligence or wilful misconduct as determined by a court of competent jurisdiction in a final, non-appealable judgment. Without limiting the generality of the foregoing, the Agent:
(a)    may assume that there has been no assignment or transfer by any means by the Lenders of their rights hereunder, unless and until the Agent receives written notice of the assignment thereof from such Lender and the Agent receives from the assignee an executed Assignment Agreement providing, inter alia, that such assignee is bound hereby as it would have been if it had been an original Lender party hereto;
(b)    may consult with legal counsel (including receiving the opinions of Borrower's counsel and Lenders' counsel required hereunder), independent public accountants and other experts selected by it and shall not be liable for any action taken or omitted to be taken in good faith by it in accordance with the advice of such counsel, accountants or experts;
(c)    shall incur no liability under or in respect of this Agreement by acting upon any notice, consent, certificate or other instrument or writing (which may be by telegram, cable, telecopier, e-mail or telex) believed by it to be genuine and signed or sent by the proper party or parties or by acting upon any representation or warranty of the Borrower made or deemed to be made hereunder;
(d)    may assume that no Default or Event of Default exists unless it has actual knowledge to the contrary;

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(e)    may rely as to any matters of fact which might reasonably be expected to be within the knowledge of any person upon a certificate signed by or on behalf of such person;
(f)    shall not be bound to disclose to any other person any information relating to the General Partner, the Borrower, any of its Subsidiaries or any other Person if such disclosure would or might in its opinion constitute a breach of any Laws, be in default of the provisions hereof or be otherwise actionable at the suit of any other Person; and
(g)    may refrain from exercising any right, power or discretion vested in it which would or might in its reasonable opinion be contrary to any Laws or any directive or otherwise render it liable to any Person, and may do anything which is in its reasonable opinion necessary to comply with such Laws.
Further, the Agent (i) does not make any warranty or representation to any Lender nor shall it be responsible to any Lender for the accuracy or completeness of the representations and warranties of the Borrower herein or the data made available to any of the Lenders in connection with the negotiation of this Agreement, or for any statements, warranties or representations (whether written or oral) made in or in connection with this Agreement; (ii) shall not have any duty to ascertain or to enquire as to the performance or observance of any of the terms, covenants or conditions of this Agreement on the part of the Borrower or to inspect the property (including the books and records) of the Borrower or any of its Subsidiaries; and (iii) shall not be responsible to any Lender for the due execution, legality, validity, enforceability, genuineness, sufficiency or value of this Agreement or any instrument or document furnished pursuant hereto.
14.8    Prompt Notice to Lenders
Notwithstanding any other provision herein, the Agent agrees to provide to the Lenders, with copies where appropriate, all information, notices and reports required to be given to the Agent by the Borrower, the General Partner and any Material Subsidiary, promptly upon receipt of same, excepting therefrom information and notices relating solely to the role of Agent hereunder.
14.9    Agent's and Lenders' Authorities
With respect to its Commitments and its Pro Rata Shares of the Rollovers and Conversions made by it as a Lender, the Agent shall have the same rights and powers under this Agreement as any other Lender and may exercise the same as though it were not the Agent. Subject to the express provisions hereof relating to the rights and obligations of the Agent and the Lenders in such capacities, the Agent and each Lender may accept deposits from, lend money to, and generally engage in any kind of business with the Borrower and the Subsidiaries or any corporation or other entity owned or controlled by any of them and any Person which may do business with any of them without any duties to account therefor to the Agent or the other Lenders and, in the case of the Agent, all as if it was not the Agent hereunder.
14.10    Lender Credit Decision
It is understood and agreed by each Lender that it has itself been, and will continue to be, solely responsible for making its own independent appraisal of and investigations into the financial condition, creditworthiness, condition, affairs, status and nature of the Borrower, the General Partner and each Material Subsidiary. Each Lender represents to the Agent that it is engaged in the business of making and evaluating the risks associated with commercial revolving or term loans, or both, to Persons similar to the Borrower, that it can bear the economic risks related to the transaction contemplated hereby, that it has had access to all information deemed necessary by it in making such decision (provided that this representation shall not impair its rights against the Borrower or any other Loan Party) and that it is entering into this Agreement in the ordinary course of its commercial lending business. Accordingly, each Lender confirms with the Agent that it has not relied, and will not hereafter rely, on the Agent (i) to check or enquire on its behalf into the adequacy, accuracy or completeness of any information provided by the Borrower or any other Person under or in connection with this Agreement or the transactions herein contemplated (whether or not such information has been or

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is hereafter distributed to such Lender by the Agent), or (ii) to assess or keep under review on its behalf the financial condition, creditworthiness, condition, affairs, status or nature of the Borrower, the General Partner or any Material Subsidiary. Each Lender acknowledges that a copy of this Agreement has been made available to it for review and each Lender acknowledges that it is satisfied with the form and substance of this Agreement and the other Loan Documents. Each Lender hereby covenants and agrees that it will not make any arrangements with the Borrower for the satisfaction of any Loans or other Loan Indebtedness without the consent of all other Lenders.
14.11    Indemnification of Agent
The Lenders hereby agree to indemnify the Agent (to the extent not reimbursed by the Borrower), on a Pro Rata Basis, from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever which may be imposed on, incurred by, or asserted against the Agent in any way relating to or arising out of this Agreement or any action taken or omitted by the Agent under or in respect of this Agreement in its capacity as Agent; provided that no Lender shall be liable for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting from the Agent's gross negligence or wilful misconduct as determined by a court of competent jurisdiction in a final, non-appealable judgment. If the Borrower subsequently repays all or a portion of such amounts to the Agent, the Agent shall reimburse the Lenders their Pro Rata Shares (according to the amounts paid by them in respect thereof) of the amounts received from the Borrower. Without limiting the generality of the foregoing, each Lender agrees to reimburse the Agent promptly upon demand for its portion (determined as above) of any out-of-pocket expenses (including counsel fees) incurred by the Agent in connection with the preservation of any rights of the Agent or the Lenders under, or the enforcement of, or legal advice in respect of rights or responsibilities under, this Agreement, to the extent that the Agent is not reimbursed for such expenses by the Borrower.
14.12    Successor Agent
The Agent may, as hereinafter provided, resign at any time by giving 45 days' prior written notice thereof to the Lenders and the Borrower. Upon any such resignation, the Lenders shall, after soliciting the views of the Borrower, have the right to appoint another Lender as a successor agent (the "Successor Agent") approved by the Borrower (such approval not to be unreasonably withheld). If no Successor Agent shall have been so appointed by the Lenders and shall have accepted such appointment within 30 days after the retiring Agent's giving of notice of resignation, then the retiring Agent shall, on behalf of the Lenders, appoint a Successor Agent who shall be a Lender approved by the Borrower (such approval not to be unreasonably withheld). Upon the acceptance of any appointment as Agent hereunder by a Successor Agent, such Successor Agent shall thereupon succeed to and become vested with all the rights, powers, privileges and duties of the retiring Agent, and the retiring Agent shall thereupon be discharged from its further duties and obligations as Agent under this Agreement. After any retiring Agent's resignation hereunder as Agent, this Article shall continue to enure to its benefit as to any actions taken or omitted to be taken by it as Agent or in its capacity as Agent while it was Agent hereunder.
14.13    Taking and Enforcement of Remedies
(a)    Each of the Lenders hereby acknowledges that, to the extent permitted by Laws, the remedies provided hereunder to the Lenders are for the benefit of the Lenders collectively and acting together and not severally and further acknowledges that its rights hereunder are to be exercised not severally, but collectively by the Agent upon the decision of the Majority Lenders regardless of whether any Loan Indebtedness is accelerated pursuant to Section 11.2. Notwithstanding any of the provisions contained herein, each of the Lenders hereby covenants and agrees that it shall not be entitled to individually take any action with respect to the Facility, but that any such action shall be taken only by the Agent with the prior written agreement or instructions of the Majority Lenders; provided that, notwithstanding the foregoing, if (i) the Agent, having been adequately indemnified against costs and expenses of so doing by the Lenders, shall fail to carry out any such instructions of the Majority Lenders, any Lender may do so on behalf of all

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Lenders and shall, in so doing, be entitled to the benefit of all protections given the Agent hereunder or elsewhere, and (ii) in the absence of instructions from the Majority Lenders and where in the sole opinion of the Agent the exigencies of the situation warrant such action, the Agent may without notice to or consent of the Lenders or any of them take such action on behalf of the Lenders as it deems appropriate or desirable in the interests of the Lenders. Each of the Lenders hereby further covenants and agrees that upon any such written consent being given by the Majority Lenders, or upon a Lender or the Agent taking action as aforesaid, it shall cooperate fully with the Lender or the Agent to the extent requested by the Lender or the Agent in the collective realization including and, if applicable, the appointment of a receiver, or receiver and manager to act for their collective benefit. Each Lender covenants and agrees to do all acts and things and to make, execute and deliver all agreements and other instruments, including any instruments necessary to effect any registrations, so as to fully carry out the intent and purpose of this Section; and each of the Lenders hereby covenants and agrees that it shall not seek, take, accept or receive any security for any of the Loan Indebtedness of the Borrower hereunder or under any other document, instrument, writing or agreement ancillary hereto and shall not enter into any agreement with any of the parties hereto or thereto relating in any manner whatsoever to the Facility, unless all of the Lenders shall at the same time obtain the benefit of any such security or agreement.
(b)    With respect to any enforcement, realization or the taking of any rights or remedies to enforce the rights of the Lenders hereunder, the Agent shall be a trustee for each Lender, and all monies received from time to time by the Agent in respect of the foregoing shall be held in trust for the Borrower and shall be Borrower assets within the meaning of applicable bankruptcy or insolvency legislation and shall be considered for the purposes of such legislation to be held separate and apart from the other assets of the Agent, and the Lenders shall be entitled to their Pro Rata Shares of such monies (according to the Loan Indebtedness then owing to each of them). In its capacity as trustee, the Agent shall be obliged to exercise only the degree of care it would exercise in the conduct and management of its own business and in accordance with its usual practice concurrently employed or hereafter instituted for other substantial commercial loans.
14.14    Reliance Upon Agent
The Borrower shall be entitled to rely upon any certificate, notice or other document or other advice, statement or instruction provided to it by the Agent pursuant to this Agreement, and the Borrower shall generally be entitled to deal with the Agent with respect to matters under this Agreement which the Agent is authorized to deal with without any obligation whatsoever to satisfy itself as to the authority of the Agent to act on behalf of the Lenders and without any liability whatsoever to the Lenders for relying upon any certificate, notice or other document or other advice, statement or instruction provided to it by the Agent, notwithstanding any lack of authority of the Agent to provide the same.
14.15    No Liability of Agent
The Agent shall have no responsibility or liability to the Borrower on account of the failure of any Lender to perform its obligations hereunder (unless such failure was caused, in whole or in part, by the Agent's gross negligence or wilful misconduct as determined by a court of competent jurisdiction in a final, non-appealable judgment), or to any Lender on account of the failure of the Borrower, any other Loan Party, any Other Guarantor or any Lender to perform its obligations hereunder.
14.16    Article for Benefit of Agent and Lenders
The provisions of this Article 14 which relate to the rights and obligations of the Lenders to each other or to the rights and obligations between the Agent and the Lenders shall be for the exclusive benefit of the Agent and the Lenders, and, except to the extent expressly provided for in this Article, neither the Borrower nor any other Loan Party shall have any rights or obligations thereunder or be entitled to rely for any purpose upon such provisions. Any Lender may waive in writing any right or rights which it may have against the Agent or the other Lenders hereunder without the consent of or notice to the Borrower, any other Loan Party or Other Guarantor.

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14.17    Gross Negligence and Wilful Misconduct
No act or omission of the Agent or its Affiliates, officers, directors, employees or agents shall be considered gross negligence or wilful misconduct if the act or omission was done or omitted in accordance with the express, implied or deemed instructions or concurrence of the Majority Lenders.
ARTICLE 15
ASSIGNMENT
15.1    Assignment Prior to Default
(a)    With the prior written consent of the Borrower and the Agent (which shall not be unreasonably withheld), any Lender (herein sometimes called an "Assigning Lender") may assign all or any part of such Lender's rights to, and may have its respective obligations in respect of, the Facility assumed by one or more Persons resident in Canada for the purposes of the Income Tax Act (Canada) and entitled to lend money in Canada (each an "Assignee"), provided any assignment in respect of the Facility must be in a minimum amount of Cdn. $5,000,000 and, unless the Assigning Lender is assigning all of its Commitment, the Assigning Lender must retain a Commitment of at least Cdn. $5,000,000. Any permitted assignment shall become effective when the Agent and the Borrower have been notified of it by the Assigning Lender, have received from the Assignee an executed copy of an Assignment Agreement, and the Agent has received from the Assignee an assignment fee of Cdn. $5,000. Any Assignee of a Lender shall be and be treated as a Lender for all purposes of this Agreement, and each Assignee shall be entitled to the full benefit hereof and shall be subject to the obligations of the Assigning Lender to the same extent as if it were an original party in respect of the rights or obligations assigned to it and the Assigning Lender shall be released and discharged accordingly and to the same extent, and Schedule A (to the extent such Schedule relates to the Assigning Lender) shall be deemed to be amended accordingly from time to time without further notice or other requirement.
(b)    The Borrower will, at the applicable Lender's expense, execute such further documents and instruments and do such further things as the Agent or such Lender may reasonably request for the purpose of any participation or assignment.
15.2    Assignment After Event of Default
Notwithstanding anything to the contrary herein contained, where an Event of Default exists, nothing in this Agreement shall require the consent of the Borrower to an assignment or preclude an assignment to one or more Persons not resident in Canada for the purposes of the Income Tax Act (Canada).
15.3    No Assignment by Borrower
Except as permitted by Section 9.2(d), the Borrower shall not assign, delegate or transfer all or any part of its rights or obligations hereunder without the prior written consent of all the Lenders.
15.4    Participation
Each Lender may sell an interest (other than by way of assignment pursuant to Section 15.1) to one or more banks, financial institutions or other Persons (a "Participant") in or to all or a portion of its rights and obligations (including, without limitation, all or a portion of its Commitment) under this Agreement (such interest is referred to herein as a "Participation") but the Participant shall not become a Lender and:
(a)    the Lender's obligations under this Agreement (including, without limitation, its Commitment) shall remain unchanged;

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(b)    the Lender shall remain solely responsible to the other parties hereto for the performance of such obligations;
(c)    the Borrower, the Agent and the other Lenders shall continue to deal solely and directly with the Lender in connection with the Lender's rights and obligations under this Agreement; and
(d)    no Participant shall have any right to approve any amendment or waiver of any provision of this Agreement, or any consent to any departure by any Person therefrom.
15.5    Departing Lenders
If a Lender: (A) elects to exercise its rights under Section 12.3 (which shall continue for at least 30 days unless all Lenders are exercising their rights under such Section); (B) is a Defaulting Lender; (C) seeks Additional Compensation in accordance with Section 12.1 (which shall continue for at least 30 days); (D) declares that its obligations hereunder in respect of its Commitments or the Facility so affected shall be terminated in accordance with Section 12.2, or (E) refuses to give timely consent to an amendment, modification or waiver of this Agreement that requires consent of all the Lenders (and the consent of the Majority Lenders has been given with respect thereto) (a "Non-Consenting Lender") (collectively, the "Departing Lenders"), then the Borrower may, upon at least three (3) days' notice to the Agent and the Departing Lender and provided that no Default or Event of Default has occurred and is continuing, and in addition to any other remedies available to it:
(a)    replace the Departing Lender with another financial institution acceptable to the Agent, acting reasonably, who purchases at par the Outstanding Principal owing to the Departing Lender and such Lender's entire Commitment and assumes the Departing Lender's entire Commitment and all other obligations of the Departing Lender hereunder, provided that prior to or concurrently with such replacement:
(i)    the Departing Lender shall have received payment in full of all principal, interest, fees and other all amounts, including all losses, costs and expenses suffered or incurred by such Lender with respect to Additional Compensation, through such date of replacement and a release from any further obligations to make Advances after the date of such replacement;
(ii)    and all other amounts, if any, payable for the account of such Lender hereunder in respect of any Advances made by it and in respect of all losses, costs and expenses suffered or incurred by such Lender hereunder as a result of any unlawfulness described in Section 12.2;
(iii)    the assignment fee required to be paid by Section 15.1 shall have been paid to the Agent, unless otherwise waived by the Agent in its sole discretion;
(iv)    all of the requirements for such assignment contained in Section 15.1 shall have been satisfied;
(v)    the Agent consents in writing to such replacement, prior to such replacement; and
(vi)    in the case of a Departing Lender who is a Non-Consenting Lender, each assignee consents, at the time of such assignment, to each matter in respect of which such Non-Consenting Lender was a Non-Consenting Lender and the Borrower also requires each other Lender that is a Non-Consenting Lender to assign the Outstanding Principal owing to it under the Facility, its entire Commitment and all other obligations hereunder;
(b)    elect to terminate the Departing Lender's Commitments under the Facility, in which case the aggregate Commitments shall be reduced by an amount equal to the amount of any Departing Lender's Commitments so cancelled (provided that prior to or concurrently with such cancellation the Departing Lender shall have received payment in full of all Outstanding Principal, interest, fees and other amounts through

31375638.9

such date of cancellation (including the deposit with the Agent, for the benefit of such Departing Lender, cash collateral equal to the full principal amount at maturity of all Bankers' Acceptances and Notional Bankers' Acceptances accepted by such Departing Lender) and a release from any further obligations to make Advances under this Agreement after such termination); or
(c)    exercise any combination of the rights under (a) and (b); provided that in each case, each Departing Lender is treated rateably with the other Departing Lenders, if any.
ARTICLE 16
GENERAL PROVISIONS
16.1    Previous Advances and Reallocation of Outstanding     Principal under the Prior Credit     Agreement

(a)	From and after the Effective Date, relying on each of the representations and warranties set out in Article 8, and subject to the terms and conditions of this Agreement:

(i)
concurrently with this Agreement becoming effective, all Advances previously made to the Borrower in respect of the Revolving Facility and the Operating Facility (each as defined under the Prior Credit Agreement) shall be deemed to be outstanding as Advances in respect of the Facility under this Agreement; and

(ii)
the Loan Parties, the Lenders and the Agent shall have no further rights or obligations to each other under the Prior Credit Agreement (as such agreement existed immediately prior to the date hereof), except to the extent continued hereunder.

(b)
Concurrently with this Agreement becoming effective, each Existing BA Issue which has not matured and remains and was accepted at the request and for the account of the Borrower shall be deemed to be outstanding as a BA Issue accepted by the Lenders under the Facility, at the request and for the account of the Borrower hereunder.

(c)	Concurrently with this Agreement becoming effective, the Prior Facility Outstandings shall be adjusted (by the Agent in accordance with its normal practices) as follows:

(i)
if and to the extent any Bankers' Acceptances that are outstanding on the Effective Date are subject to a Rollover or Conversion on or after the Effective Date, each Lender shall fund its Pro Rata Share of such Rollover or Conversion based on its Commitment;

(ii)
if and for so long as any Bankers' Acceptances are outstanding on the Effective Date, no Lender shall participate in any other Advances to the extent that such participation would result in such Lender exceeding its Commitment or being owed more than its Pro Rata Share of the Facility Outstandings; and

(iii)
if and for so long as the Facility Outstandings owed to the Lenders do not match their respective Pro Rata Shares as a result of the foregoing provisions, the applicable provisions of this Agreement relating to determination and payment of amounts owing to the Lenders on a Pro Rata Basis shall be adjusted accordingly.

(d)
The Agent and the Lenders shall take all other steps and execute and deliver all other documents as may be necessary or desirable to accomplish and give effect to the terms and intent of this Section 16.1.

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16.2    Exchange and Confidentiality of Information
(a)    The Borrower agrees that the Agent and each Lender may provide any assignee or participant or any bona fide prospective assignee or participant pursuant to Article 15 with any information concerning the financial condition of the Borrower, the General Partner and the Subsidiaries provided such party agrees in writing with the Agent or such Lender for the benefit of the Borrower to be bound by a like duty of confidentiality to that contained in this Section.
(b)    Each of the Agent and the Lenders acknowledges the confidential nature of the financial, operational and other information and data provided and to be provided to them by or on behalf of the Borrower or any other Loan Party pursuant hereto (the "Information") and agrees to use all reasonable efforts to prevent the disclosure thereof; provided that:
(i)    the Agent and the Lenders may disclose all or any part of the Information if, in their reasonable opinion, such disclosure is required in connection with any actual or threatened judicial, administrative or governmental proceedings including proceedings initiated under or in respect of this Agreement or, provided that the recipients shall be under a like duty of confidentiality to that contained in this Section;
(ii)    the Agent and the Lenders shall incur no liability in respect of any Information required to be disclosed by any Laws, or by applicable order, policy or directive having the force of law, to the extent of such requirement;
(iii)    the Agent and the Lenders may provide their Affiliates, their counsel and their other agents and professional advisors with any Information; provided that such persons shall be under a like duty of confidentiality to that contained in this Section;
(iv)    the Agent and each of the Lenders shall incur no liability in respect of any Information: (i) which is or becomes readily available to the public (other than by a breach hereof) or which has been made readily available to the public by the Borrower or another Loan Party, or by BEC or any of BEC's Subsidiaries (ii) which the Agent or the relevant Lender can show was, prior to receipt thereof from the Borrower or another Loan Party or from BEC or any of BEC's Subsidiaries, lawfully in the Agent's or Lender's possession and not then subject to any obligation on its part to the Borrower or another Loan Party or to BEC or any of BEC's Subsidiaries to maintain confidentiality, or (iii) which the Agent or the relevant Lender received from a third party who was not, to the knowledge of the Agent or such Lender after reasonable inquiry, under a duty of confidentiality to the Borrower or another Loan Party or to BEC or any of BEC's Subsidiaries at the time the information was so received;
(v)    the Agent and the Lenders may disclose the Information to other financial institutions in connection with the syndication by the Agent or Lenders of the Facility where such financial institution agrees to be under a like duty of confidentiality to that contained in this Section;
(vi)    the Agent and the Lenders may disclose all or any part of the Information so as to enable the Agent and the Lenders to initiate any lawsuit against the Borrower, the General Partner or the Subsidiaries or to defend any lawsuit commenced by the Borrower, the General Partner or the Subsidiaries the issues of which touch on the Information, but only to the extent such disclosure is necessary to the initiation or defence of such lawsuit;
(vii)    the Agent and the Lenders may disclose all or any part of the Information so as to enable the Agent and the Lenders to grant credit and insurance products; and
(viii)    the Agent and the Lenders may disclose all or any part of the Information which is consented to in writing by the Borrower or BEC.

31375638.9

(c)    The Borrower and each other Loan Party hereby authorizes the Agent and the Lenders to obtain personal information pertaining to it from any party likely to have such information (including, without limitation, a credit or information bureau, financial institution, creditor, employer, tax authority, public entity, Persons with whom it may have business relations, and Affiliates and Subsidiaries of the Agent or any Lender).
(d)    Subject to law and the other provisions of this Section 16.2, the parties hereto agree and acknowledge that the terms and conditions of this Agreement are confidential and will treat such terms and conditions accordingly.
16.3    Telephone Instructions
Any verbal instructions given by the Borrower in relation to this Agreement will be at the risk of the Borrower and neither the Agent nor the Lenders will have any liability for any error or omission in such verbal instructions or in the interpretation or execution thereof by the Agent or a Lender, as the case may be, provided the Agent or Lender, as the case may be, acted without gross negligence in the circumstances as determined by a court of competent jurisdiction in a final, non-appealable judgment. The Agent will notify the Borrower of any conflict or inconsistency between any written confirmation of such verbal instructions received from the Borrower and the said verbal advice as soon as practicable after the conflict or inconsistency becomes apparent to the Agent.
16.4    Electronic Instructions
The Borrower authorizes the Agent and each Lender to do all things as authorized by the Borrower even if such authorization is sent by fax or by e-mail and the Agent or such Lender may deem such authorization valid and sufficient and the aforementioned presumption of accuracy shall apply to the authorization, whether it is required for transmitting information, a debit, issuing drafts or certified cheques or for any other purpose. Moreover, neither the Agent nor the Lenders (nor any of them) will be held liable for any fees or delays which may be caused when an instruction is sent whether due to a technical problem attributable to the systems in use by the Agent or any Lender or otherwise.
16.5    Further Assurances
Each party hereto shall, at the request of the other (but at the expense of the Borrower), perform all such further acts and execute and deliver all such further documents as may, in the reasonable opinion of the other, be necessary or desirable in order to fully perform and carry out the purpose and intent of the Loan Documents.
16.6    Conflicting Provisions
In the event of (but to the extent only of) a conflict or inconsistency between the terms of this Agreement and any of the other Loan Documents, the terms of this Agreement shall govern. For greater certainty, the existence of additional rights of the Agent or the Lenders or additional obligations of the Borrower or a Material Subsidiary in any of the other Loan Documents shall not constitute a conflict or any inconsistency.
16.7    Notice
Any demand, notice or communication to be made or given hereunder shall be in writing and may be made or given by personal delivery or by transmittal by telecopy or other electronic means of communication addressed to the respective parties as follows:
in the case of the Borrower:
Baytex Energy Limited Partnership

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c/o Raging River Exploration Inc. (as general partner of the Borrower)
Suite 2800, Centennial Place, East Tower
520 - 3rd Avenue S.W.
Calgary, Alberta
T2P 0R3
Attention: Chief Financial Officer
Fax No.: [REDACTED]
in the case of the Agent:
The Bank of Nova Scotia, as Agent
GWS – Loan Administration and Agency Services
2nd Floor, 720 King Street
Toronto, Ontario M5V 2T3

Attention:    Senior Manager
Facsimile:    [REDACTED]
with a copy, in the case of each demand, notice or communication to the Agent other than a Notice of Rollover/Conversion/Repayment, to:
The Bank of Nova Scotia, as Agent
Global Loan Syndications Canada – Agency Services
40 King Street West, 55th Floor
Toronto, Ontario
M5H 1H1

Attention:    Director & Head – Agency Services
Facsimile:    [REDACTED]

in the case of each Lender: as set forth in the most recent administrative questionnaire or other written notification provided to the Agent by such Lender (a copy of which shall be provided to the Borrower upon request to the Agent), or to such other address or telecopy number as any party may from time to time notify the others in accordance with this Section. Any demand, notice or communication made or given by personal delivery or by telecopy or other electronic means of communication during normal business hours at the place of receipt on a Banking Day shall be conclusively deemed to have been made or given at the time of actual delivery or transmittal, as the case may be, on such Banking Day. Any demand, notice or communication made or given by personal delivery or by telecopy or other electronic means of communication after normal business hours at the place of receipt or otherwise than on a Banking Day shall be conclusively deemed to have been made or given at 9:00 a.m. (Calgary time) on the first Banking Day following actual delivery or transmittal, as the case may be.
16.8    Platform
(a)    The Borrower agrees that the Agent may, but shall not be obligated to, make the Communications (as defined below) available to the Lenders by posting the Communications on Debt Domain, Intralinks, Syndtrak or a substantially similar electronic transmission system (the "Platform").
(b)    The Platform is provided "as is" and "as available". The Agent Parties (as defined below) do not warrant the adequacy of the Platform and expressly disclaim liability for errors or omissions in the Communications. No warranty of any kind, express, implied or statutory, including any warranty of

31375638.9

merchantability, fitness for a particular purpose, non-infringement of third-party rights or freedom from viruses or other code defects, is made by any Agent Party in connection with the Communications or the Platform. In no event shall the Agent or its Affiliates, officers, directors, employees or agents (collectively, the "Agent Parties") have any liability to the Borrower, the other Loan Parties or Other Guarantors, any Lender or any other Person or entity for damages of any kind, including direct or indirect, special, incidental or consequential damages, losses or expenses (whether in tort, contract or otherwise) arising out of the Borrower's, any Loan Party's, any Other Guarantor's or the Agent's transmission of communications through the Platform. "Communications" means, collectively, any notice, demand, communication, information, document or other material that the Borrower, any Loan Party or any Other Guarantor provides to the Agent pursuant to any Loan Document or the transactions contemplated therein which is distributed to the Agent or any Lender by means of electronic communications pursuant to this Section 16.9, including through the Platform.
16.9    Non-Performance of Covenants
If the Borrower, any other Loan Party or Other Guarantor fails to perform any of its covenants or agreements hereunder, the Agent may itself, but shall not be obliged to, perform or cause to be performed the same and all reasonable expenses incurred or payments made by the Agent in so doing shall be paid by the Agent forthwith upon demand. Any such expenses or payments remaining unpaid after demand shall bear interest at the Prime Rate in effect from time to time plus the Applicable Pricing Margin from time to time from the date such expense or payment was incurred or made by the Agent until paid.
16.10    Current Accounts
Subject to Section 9.1(z), the Borrower, the General Partner and each Material Subsidiary shall maintain its current accounts with The Bank of Nova Scotia. Regular service charges shall apply in the day-to-day operations of each Loan Party's accounts.
16.11    Entire Agreement
This Agreement and the other Loan Documents contemplated by this Agreement constitute the entire agreement between the Borrower, the General Partner, the Agent and the Lenders in respect of the obligations herein set out and supersede and cancel any prior agreements between the Borrower and any of the Lenders concerning such obligations. For greater certainty, each of the Borrower and the General Partner acknowledges that nothing herein supersedes and cancels any agreements entered into from time to time by the Borrower, the General Partner or any Material Subsidiary with The Bank of Nova Scotia in furtherance of Section 16.10.
16.12    Time of Essence
Time is of the essence in this Agreement.
16.13    Counterparts; Facsimile, Electronic Execution
Any Loan Document may be executed in any number of counterparts, including by facsimile or other electronic means (including, without limitation, PDF format), all of which taken together shall constitute one and the same instrument and any of the parties thereto may execute a Loan Document by signing any such counterpart. The delivery of a facsimile or other electronic copy of an executed counterparty of a Loan Document shall be deemed to be valid execution and delivery of such Loan Document, but the party delivering such facsimile or other electronic copy shall deliver an original copy of such Loan Document as soon as reasonably possible after delivery of the facsimile or other electronic copy.
16.14    Acknowledgement and Consent to Bail-In of EEA Financial Institutions

31375638.9

Notwithstanding anything to the contrary in any Loan Document or in any other agreement, arrangement or understanding among any such parties, each party hereto acknowledges that any liability of any EEA Financial Institution arising under any Loan Document, to the extent such liability is unsecured, may be subject to the Write-Down and Conversion Powers of an EEA Resolution Authority and agrees and consents to, and acknowledges and agrees to be bound by:

(a)
the application of any Write-Down and Conversion Powers by an EEA Resolution Authority to any such liabilities arising hereunder which may be payable to it by any party hereto that is an EEA Financial Institution; and

(b)	the effects of any Bail-in Action on any such liability, including, if applicable:

(i)	a reduction in full or in part or cancellation of any such liability;

(ii)
a conversion of all, or a portion of, such liability into shares or other instruments of ownership in such EEA Financial Institution, its parent undertaking, or a bridge institution that may be issued to it or otherwise conferred on it, and that such shares or other instruments of ownership will be accepted by it in lieu of any rights with respect to any such liability under this Agreement or any other Loan Document; or

(iii)	the variation of the terms of such liability in connection with the exercise of the Write-Down and Conversion Powers of any EEA Resolution Authority.
16.15    Amendment and Restatement
Effective as of the Effective Date, the Prior Credit Agreement (i) is hereby amended and restated as set forth herein pursuant to the provisions of such agreement prior to its amendment hereby, and (ii) is, as so amended and restated, ratified and confirmed. All of the covenants, representations and warranties on the part of the Borrower and the other Loan Parties under the Prior Credit Agreement and all of the claims and causes of action arising against the Borrower and any other Loan Party in connection therewith, in respect of all matters, events, circumstances and obligations arising or existing prior to the date hereof shall continue, survive and shall not be merged in the execution of this Agreement or any other Loan Documents or any advance or provision of any Loan hereunder.
[remainder of page intentionally left blank; signature pages follow]

31375638.9

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first above written.

BAYTEX ENERGY LIMITED PARTNERSHIP, by its general partner, RAGING RIVER EXPLORATION INC., as Borrower
Per:	“Signed”
Name:
Title:

Per:	“Signed”
Name:
Title:

31375638.9

THE BANK OF NOVA SCOTIA, as Administrative Agent
Per:	“Signed”

Per:	“Signed”

31375638.9

THE BANK OF NOVA SCOTIA, as Lender
Per:	“Signed”

Per:	“Signed”

31375638.9

CANADIAN IMPERIAL BANK OF COMMERCE, as Lender
Per:	“Signed”

Per:	“Signed”

31375638.9

ROYAL BANK OF CANADA, as Lender
Per:	“Signed”

Per:

31375638.9

THE TORONTO-DOMINION BANK, as Lender
Per:	“Signed”

Per:	“Signed”

31375638.9

BANK OF MONTREAL, as Lender
Per:	“Signed”

Per:	“Signed”

31375638.9

NATIONAL BANK OF CANADA, as Lender
Per:	“Signed”

Per:	“Signed”

31375638.9

ATB FINANCIAL, as Lender
Per:	“Signed”

Per:	“Signed”

31375638.9

EXPORT DEVELOPMENT CANADA, as Lender
Per:	“Signed”

Per:	“Signed”

31375638.9

FÉDÉRATION DES CAISSES DESJARDINS DU QUÉBEC, as Lender
Per:	“Signed”

Per:	“Signed”

31375638.9

WELLS FARGO BANK, N.A., CANADIAN BRANCH, as Lender
Per:	“Signed”

Per:

31375638.9

SCHEDULE A
COMMITMENTS OF LENDERS
(expressed in Canadian Dollars)

Lender	Facility Commitment (Cdn.$)
The Bank of Nova Scotia	[Redacted]
Royal Bank of Canada	[Redacted]
Canadian Imperial Bank of Commerce	[Redacted]
The Toronto-Dominion Bank	[Redacted]
Bank of Montreal	[Redacted]
National Bank of Canada	[Redacted]
ATB Financial	[Redacted]
Export Development Canada	[Redacted]
Fédération des caisses Desjardins du Québec	[Redacted]
Wells Fargo Bank, N.A., Canadian Branch	[Redacted]
Total:	300,000,000

provided that, to the extent that the Borrower's debts, liabilities and obligations under the Prior Credit Agreement that are outstanding hereunder on the Effective Date are less than the aggregate amount of the Commitments of all of the Lenders set forth above, the Commitments in respect of the Facility shall, on the Effective Date, be deemed to be reduced on a Pro Rata Basis to the amount of the Borrower's debts, liabilities and obligations under the Prior Credit Agreement that are outstanding hereunder on the Effective Date.

31375638.9

SCHEDULE B
APPLICABLE PRICING MARGIN

1.
The Applicable Pricing Margin shall be determined from the quarterly and annual financial statements provided by or on behalf of BEC under the BEC Credit Agreement (collectively and together with any applicable compliance certificate delivered by BEC under the BEC Credit Agreement, the "BEC Financials"), with the parties agreeing that Level 1 is applicable as of August 22, 2018 until the next calculation of the Senior Secured Debt to EBITDA Ratio in accordance with the BEC Credit Agreement.

2.
The Applicable Pricing Margin shall be determined from time to time with reference to the BEC Financials and any changes to the Applicable Pricing Margin shall become effective concurrently with any corresponding change to the "Applicable Pricing Rate" under and as defined in the BEC Credit Agreement. Without limiting the generality of the foregoing, any change in the Applicable Pricing Margin shall apply to any outstanding Prime Loans, U.S. Base Rate Advances, BAs and LIBOR Advances as of the effective date of such change as described above, notwithstanding that any Advance was made prior to such date and notwithstanding that interest and fees prior to delivery of the BEC Financials were calculated and paid based upon the Applicable Pricing Margin and fees previously in effect. In the case of any outstanding BA Equivalent Advances and Bankers' Acceptances, the Borrower agrees that the BA Stamping Fee shall be adjusted to reflect the BA Stamping Fee to the end of the remaining term of each outstanding Bankers' Acceptance. The Agent is hereby authorized to make such adjustments in such manner and at such time as the Agent determines is practicable.

3.
If BEC fails to deliver any of the BEC Financials as required by the BEC Credit Agreement, then the Senior Secured Debt to EBITDA Ratio for the period which would otherwise be determined by such BEC Financials shall be the Applicable Pricing Margin shall be deemed to be at Level 6 for the period up to the date that the BEC Financials are delivered under and in accordance with the BEC Credit Agreement.

4.
The Applicable Pricing Margin, as regards to any Loan, shall mean when the Senior Secured Debt to EBITDA Ratio (calculated by BEC under and in accordance with the BEC Credit Agreement as at the end of each fiscal quarter and fiscal year of BEC pursuant to the BEC Financials) is one of the following, the percentage rate per annum set forth opposite such ratio in the column applicable to the type of Loan in question:

Level	Senior Secured Debt to EBITDA Ratio	Applicable Pricing Margin on Prime Loans and U.S. Base Rate Advances	Applicable Pricing Margin on Libor Advances, BA Stamping Fees for Bankers' Acceptances
1	less than or equal to 1.00:1.00	[Redacted]	[Redacted]
2	greater than 1.00:1.00 and less than or equal to 1.50:1.00	[Redacted]	[Redacted]
3	greater than 1.50:1.00 and less than or equal to 2.00:1.00	[Redacted]	[Redacted]
4	greater than 2.00:1.00 and less than or equal to 2.50:1.00	[Redacted]	[Redacted]
5	greater than 2.50:1.00 and less than or equal to 3.00:1.00	[Redacted]	[Redacted]
6	greater than 3.00:1.00	[Redacted]	[Redacted]

provided that,

31375638.9

B-2

(a)
the above rates per annum applicable to Libor Loans are expressed on the basis of a year of 360 days and the above rates per annum applicable to all other Loans are expressed on the basis of a year of 365 days; and

(b)	all Applicable Pricing Margins shall increase in accordance with the definition of "Applicable Pricing Margin".

31375638.9

SCHEDULE C
FORM OF COMPLIANCE CERTIFICATE

TO:	The Bank of Nova Scotia (in its capacity as Administrative Agent for the Lenders) and the Lenders
I, __________________________ of the City of Calgary, in the Province of Alberta, hereby certify as at the date of this Certificate as follows:

1.
I am the __________________ of Baytex Energy Ltd., in its capacity as the general partner (in such capacity, the "General Partner") of Baytex Energy Limited Partnership (the "Borrower"), and I am authorized to provide this certificate to you for and on behalf of the Borrower;

(a)	This certificate applies to the Fiscal Quarter ended_____________;

(b)
I am familiar with and have examined the provisions of the Amended and Restated Credit Agreement made as of August 22, 2018 among the Borrower, The Bank of Nova Scotia, as Administrative Agent, and the Lenders named therein (as further amended, modified, supplemented, restated or replaced, the "Credit Agreement"), and I have made such investigations of corporate and partnership records and inquiries of other officers and senior personnel of the Borrower and the General Partner as I have deemed reasonably necessary for purpose of this Certificate;

(c)	As of the date hereof, the only Subsidiary(ies) of the Borrower is/are [■] and the Borrower does not have any Material Subsidiaries [except ■];

(d)	The representations and warranties set forth in the Credit Agreement are in all material respects true and correct on the date hereof;

(e)	No Default or Event of Default has occurred and is continuing of which I am aware;

(f)
[As of the last day of the above referenced [Fiscal Quarter/Fiscal Year], the Senior Secured Debt to EBITDA Ratio for the Fiscal Quarter was _________________:__________________, as calculated under and in accordance with the BEC Credit Agreement;] [NTD: To be deleted if BNS will satisfy itself by the compliance certificate given by BEC under the BEC Credit Agreement.]

(g)	[All relevant calculations and financial statements are attached;] [NTD: To be deleted if BNS will satisfy itself by the compliance certificate given by BEC under the BEC Credit Agreement.]

(h)	Except where the context otherwise requires, all capitalized terms used herein have the same meaning as the Credit Agreement; and

(i)
This Certificate is given by the undersigned officer in [his/her] capacity as an officer of the General Partner, for and on behalf of the Borrower, without any personal liability on the part of such officer.

Executed this ____day of _______________,20___.

31375638.9

Yours very truly, BAYTEX ENERGY LIMITED PARTNERSHIP, by its general partner, [RAGING RIVER EXPLORATION INC. OR BAYTEX ENERGY LTD.]
Per:
Name: Title:

31375638.9

SCHEDULE D
FORM OF CONVERSION NOTICE

TO:	The Bank of Nova Scotia (in its capacity as Administrative Agent for the Lenders) and the Lenders

DATE:	■

1.
This Conversion Notice is delivered to you pursuant to the terms and conditions of the Amended and Restated Credit Agreement made as of August 22, 2018 among Baytex Energy Limited Partnership, as borrower (the "Borrower"), The Bank of Nova Scotia, as Administrative Agent, and the Lenders therein named (as further amended, modified, supplemented, restated or replaced from time to time, the "Credit Agreement"). Unless otherwise expressly defined herein, capitalized terms set forth in this Conversion notice shall have the respective meanings set forth in the Credit Agreement.

2.	The Borrower hereby requests a Conversion under the Facility as follows:

(a)	Conversion Date: __________________________________________________

1.	Conversion of the following Loan:

a.	Type of Loan: _____________________________________________

b.	Amount being converted: _____________________________________

c.	BA Period (if applicable): _____________________________________

d.	Marketed by Borrower (for Bankers' Acceptances) (specify "yes" or "no"; the Borrower will be deemed to have specified "no" if this line is left blank): _____________________________________
INTO the following Loan:

e.	Type of Loan: _____________________________________________

f.	BA Period (if applicable): ______________________________________

g.	Payment, delivery or issuance instructions (if any):_________________________________________

31375638.9

Yours very truly, BAYTEX ENERGY LIMITED PARTNERSHIP, by its general partner, [RAGING RIVER EXPLORATION INC. OR BAYTEX ENERGY LTD.]
Per:
Name: Title:

31375638.9

SCHEDULE E
FORM OF REPAYMENT NOTICE

TO:	The Bank of Nova Scotia (in its capacity as Administrative Agent for the Lenders) and the Lenders

DATE:	___________________

1.
This Repayment Notice is delivered to you pursuant to the terms and conditions of the Amended and Restated Credit Agreement made as of August 22, 2018 among Baytex Energy Limited Partnership, as borrower (the "Borrower"), The Bank of Nova Scotia, as Administrative Agent, and the Lenders therein named (as further amended, modified, supplemented, restated or replaced from time to time, the "Credit Agreement"). Unless otherwise expressly defined herein, capitalized terms set forth in this Repayment Notice shall have the respective meanings set forth in the Credit Agreement.

2.	The Borrower hereby gives notice of a repayment under the Facility as follows:

(a)	Date of repayment: _________________________________________________

(b)	Amount being repaid:________________________________________________

Yours very truly, BAYTEX ENERGY LIMITED PARTNERSHIP, by its general partner, [RAGING RIVER EXPLORATION INC. OR BAYTEX ENERGY LTD.]
Per:
Name: Title:

31375638.9

SCHEDULE F
FORM OF ROLLOVER NOTICE

TO:	The Bank of Nova Scotia (in its capacity as Administrative Agent for the Lenders) and the Lenders

DATE:	___________________

1.
This Rollover Notice is delivered to you pursuant to the terms and conditions of the Amended and Restated Credit Agreement made as of August 22, 2018 among Baytex Energy Limited Partnership, as borrower (the "Borrower"), The Bank of Nova Scotia, as Administrative Agent, and the Lenders therein named (as further amended, modified, supplemented, restated or replaced from time to time, the "Credit Agreement"). Unless otherwise expressly defined herein, capitalized terms set forth in this Rollover Notice shall have the respective meanings set forth in the Credit Agreement.

2.	The Borrower hereby requests a Rollover under the Facility as follows:

(a)	Rollover Date: _____________________________________________________

(b)	Rollover of the following Loan under the Facility:

(i)	Type of Loan:_______________________________________________

(ii)	Amount of Rollover: _________________________________________

(c)	Requested maturity date (if applicable) : ________________________________

(d)	BA Period: _______________________________________________________

(e)	Marketed by Borrower (for Bankers' Acceptances) (specify "yes" or "no"; the Borrower will be deemed to have specified "no" if this line is left blank):

(f)	Payment, delivery or issuance instructions (if any): _____________________

_________________________________________________________________

Yours very truly, BAYTEX ENERGY LIMITED PARTNERSHIP, by its general partner, [RAGING RIVER EXPLORATION INC. OR BAYTEX ENERGY LTD.]
Per:
Name: Title:

31375638.9

SCHEDULE G
FORM OF LENDER ASSIGNMENT AGREEMENT
ASSIGNMENT AGREEMENT
THIS ASSIGNMENT AGREEMENT made this ● day of ●.
BETWEEN:
● (the "Lender")
OF THE FIRST PART
- and -
● (the "Assignee")
OF THE SECOND PART
WHEREAS the Lender is a party to amended and restated credit agreement made as of August 22, 2018 among Baytex Energy Limited Partnership (the "Borrower"), the Lenders (as defined therein) and The Bank of Nova Scotia, as agent (the "Agent"), as further amended, modified, supplemented, restated or replaced, from time to time (the "Credit Agreement");
AND WHEREAS the Assignor has agreed to assign and transfer to the Assignee certain rights under the Credit Agreement in compliance with the Credit Agreement, and the Assignee has agreed to accept such rights and assume certain obligations of the Assignor under the Credit Agreement.
NOW THEREFORE, in consideration of the premises and other good and valuable consideration (the receipt and sufficiency of which are hereby conclusively acknowledged), the parties hereby agree as follows:
1.All capitalized terms used herein and not defined shall have the meaning ascribed thereto in the Credit Agreement.
2.Pursuant to and in accordance with Article 15 of the Credit Agreement, the Lender hereby irrevocably assigns and transfers to the Assignee and the Assignee hereby purchases from the Lender and assumes, [all or •% of all] rights and obligations of the Lender under the Credit Agreement with respect to that portion of its Commitment(s) set forth in Schedule A thereto (hereinafter referred to as the "Assigned Commitment").
3.The Assignee agrees to be bound by the terms and conditions of the Credit Agreement and the other Loan Documents and to perform all of the obligations of a Lender thereunder from and after the effective date of this assignment as fully as if it had been an original party to the Credit Agreement.
4.The Assignee hereby confirms and agrees to the appointment of The Bank of Nova Scotia as Agent.
5.All of the acknowledgements and representations of a Lender contained in Article 14 of the Credit Agreement are true and correct with respect to the Assignee and the Assignee hereby agrees to be bound by the covenants of a Lender under the Credit Agreement and the other Loan Documents.
6.The Lender and the Assignee irrevocably authorize the Agent to effect all transfers of funds, instruments and documentation necessary to implement the transactions contemplated by this Assignment Agreement in compliance with the Credit Agreement, including, without limitation, any required re-distribution of the respective Pro Rata Shares of outstanding Advances among the Lenders.

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G-2

7.The representations, warranties, covenants and agreements contained herein shall survive the execution and delivery of this Assignment Agreement.
8.Effective as of the Effective Date:

(a)	the Assignee shall be a Lender for all purposes of the Credit Agreement and the other Loan Documents and all references therein to "Lenders" or "a Lender" shall be deemed to include the Assignee;

(b)	the Commitment of the Assignee shall be the Assigned Commitment and all references in the Credit Agreement to the Commitment of the Assignee shall be deemed to be to the Assigned Commitment; and

(c)
any demand, notice or communication to be given to the Assignee in accordance with Section 16.7 of the Credit Agreement shall be made or given to the address or telecopy number set forth such Assignee's name on the signature page hereto (until the Assignee otherwise gives notice in accordance with such Section 16.7).

9.Schedule A to the Credit Agreement shall be deemed to be and is hereby amended to the extent necessary to give effect to the assignment of the Assigned Commitments contemplated hereby and to give effect to Section 8(b) hereof.
10.The parties hereto acknowledge and agree that the provisions of this Assignment Agreement shall enure to benefit the Lender, the Agent and such other Lenders as may from time to time become parties to the Credit Agreement.
11.This Assignment Agreement shall be construed in accordance with, and all the rights of the parties hereto, shall be governed by, the laws of the Province of Alberta and the laws of Canada applicable therein.
12.This Assignment Agreement and any acknowledgements and approvals thereof may be executed in any number of counterparts, including by facsimile or other electronic means (including, without limitation, by email in PDF format), each of which when executed and delivered shall be deemed to be an original, and such counterparts together shall constitute one and the same agreement.

● [Lender] By: By:

● [Assignee] By: By:
Acknowledged and Consented to this ● day of ●
THE BANK OF NOVA SCOTIA,
as Agent
By:
If no Default has occurred:

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G-3

The Borrower hereby confirms that the representations and warranties set forth in Article 8 of the Credit Agreement are true and correct on the date hereof and that no Default or Event of Default has occurred thereunder, which is continuing. The Borrower hereby consents to the foregoing as of this ● day of ●.

BAYTEX ENERGY LIMITED PARTNERSHIP, by its general partner, [RAGING RIVER EXPLORATION INC. OR BAYTEX ENERGY LTD.] Name: Title:

31375638.9

SCHEDULE H
FORM OF DISCOUNT NOTE
Cdn. $                                Date: _________________________
FOR VALUE RECEIVED, the undersigned unconditionally promises to pay on         , 20___ to or to the order of [NAME OF NON-BA LENDER] ("Holder"), the sum of Cdn. $                with no interest thereon.
The undersigned hereby waives presentment, protest and notice of every kind and waives any defences based upon indulgences which may be granted by the holder hereof to any party liable hereon and any days of grace.
This promissory note evidences a BA Equivalent Advance, as defined in the Amended and Restated Credit Agreement made as of August 22, 2018 among Baytex Energy Limited Partnership, as Borrower, The Bank of Nova Scotia, as Administrative Agent, and the Lenders therein named (as may be further amended, modified, supplemented, restated or replaced from time to time, the "Credit Agreement") and constitutes evidence of indebtedness to the holder arising from such BA Equivalent Advance. Payment of this note shall be made at the account designated by the Administrative Agent pursuant to the Credit Agreement.

BAYTEX ENERGY LIMITED PARTNERSHIP, by its general partner, [RAGING RIVER EXPLORATION INC. OR BAYTEX ENERGY LTD.]
Per:
Name: Title:

31375638.9

SCHEDULE I
LIST OF BEC AND BORROWER SUBSIDIARIES AND MATERIAL SUBSIDIARIES
Nil.

31375638.9

SCHEDULE J
RELEVANT JURISDICTIONS OF LOAN PARTIES

1.	Alberta

2.	Saskatchewan

31375638.9